SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated February 25, 2005, regarding Payment of the fourth interim dividend 2004.

2	Press Release dated February 25, 2005, entitled, “Grupo Santander attributable net income rose 20% to EUR 3.136 billion in 2004.”

3	Material Fact dated February 25, 2005, entitled, “Activity and Results: Year-end 2004.”

4	Presentation dated February 25, 2005, entitled, “Activity and Results: Year-end 2004.”

5	Grupo Santander Fourth Quarter Report 2004.

6	Grupo Santander’s 2004 Full Year Financial Results.

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Item 1

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby notifies that as of 1st May next it will pay a fourth dividend on the earnings obtained in the 2004 financial year, for a gross amount of 0.0842 euros per share.

With the payment of this dividend (which will be the final dividend if the proposal to be submitted to the General Shareholders’ Meeting is approved), the total dividend paid on the earnings for the past financial year amounts to 0.3332 euros per share, which is 10% higher than that received in respect of the 2003 financial year.

On Monday, 2nd May, the Bank’s share will already trade ex-dividend.

Boadilla del Monte (Madrid), 25th February 2005.

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Item 2

Press Release

Grupo Santander attributable net income
rose 20% to EUR 3.136 billion in 2004

These results do not include Abbey profits, which will be included in 2005. Abbey has been included in the Group’s consolidated year-end balance sheet.

The dividend per share charged to these earnings is increased by 10% to EUR 0.3332, a yield of 3.8% on the average price for 2004.

Profit growth was underpinned by increased revenues – loans grew by 18% and customer funds by 13% - and control of costs.

Profit during the period came from recurring businesses, as the extraordinary earnings of EUR 831 million were applied to cover costs related to early retirements (EUR 527 million), to early amortization of goodwill (EUR 154 million) and to a provision for costs associated with the acquisition of Abbey (EUR 155 million).

Retail banking in Europe grew by 19% in loans and 12% in manager funds, generated earnings of EUR 2.120 billion, an increase of 20.4%.

Latin America registered a strong increase in business activity, with growth of 25% in loans and 18% in customer funds in local currencies. Net attributable income increased 7.1% in dollars, to US$1.595 billion.

The efficiency ratio improved by 1.9 percentage points, with costs at 47.4% of overall revenues. This enabled net operating income to grow by 14.4%, rising above EUR 6 billion for the first time.

The non-performing loans rate, excluding Abbey, fell to a record low of 1.27%, with NPL coverage by provisions at 208%. The solvency ratio stands at 13%.

Madrid, February 25, 2005 – Grupo Santander net attributable income rose to EUR 3,136 million in 2004, an increase of 20.1% from 2003. In the fourth quarter, ordinary net income rose 17.2% from the year-earlier period to EUR 798 million. Capital gains realized during the period and earnings from Abbey, which was acquired in November, 2004, are not included in the year-end results, though it has been incorporated into the Group’s year-end consolidated balance sheet.

These are the best results in the history of the Group, which after the acquisition of Abbey is the ninth largest bank in the world by market capitalisation, with a stock market value of nearly

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EUR 60,000 million. These earnings have enabled the Group to increase the per share dividend by 10%, even with the addition of 1.486 billion new shares, issued in exchange for Abbey shares. Those shares received two of the four dividend payments charged against 2004 earnings, despite Abbey’s profit not being included in those results.

Grupo Santander’s performance in 2004 was marked by strong growth in business and profit from the most recurring business areas in both Europe and the Americas, while maintaining cost control and enhancing risk quality. This strategy has led to increased market share in the Group’s benchmark markets and an improvement in the main management ratios such as efficiency, credit quality and profitability. Moreover, this was achieved while the offer for Abbey was launched and its acquisition completed in a record 110 days.

By improving results and performance we enhance management ratios

Note: All ratios are ex-Abbey, in order to be able to make like-for-like comparisons
(*) Estimate without the capital increase

Results

Growth in business enabled net interest revenue to reach EUR 8,636 million in 2004, up 8.5% from 2003. This improvement had a favourable effect on fee income, which rose 10.5%. Particularly noteworthy were the increases of 22.4% in commissions from mutual funds and pensions, 46.8% from insurance and 15.4% from cards. By area, strong growth of 26.4% in local currencies was registered in Latin America Retail Banking and of 11% in European Retail Banking.

Results key highlights. REVENUES

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This enabled basic revenue, which measures the capacity to generate profit, to grow by 9.2% to EUR 13,245 million. After trading gains of EUR 953 million, little changed from 2003, net operating revenue came to EUR 14,198 million, growth of 8.1%.

Controlled costs held growth in general expenses to 3.3% after increases linked to business relaunches in some countries and the implementation of corporate projects.

The growth of revenues at nearly three times the rate of growth in costs led to an improvement in the efficiency ratio of 1.9 percentage points. Overall general and personnel costs now account for EUR 47.4 of every EUR 100 of net operating revenue. Grupo Santander’s net operating income exceeded EUR 6 billion for the first time, with an increase of 14.4% to EUR 6,545 million.

Provisions for non-performing loans rose to EUR 1,648 million, an increase of 10.2% from 2003. This was the result of increased provisions to generic and statistical funds, while earmarked provisions fell.

Contributions from equity-accounted Group holdings, not including dividends, were EUR 540 million, an increase of 32.7%, thanks to the greater contributions from institutions such as The Royal Bank of Scotland, Cepsa, Attijari Wafabank, Urbis and the Group insurance companies.

Profit from group transactions came to EUR 466 million, a decline of 51.2%, nearly all of which was from capital gains realised on the sale of 2.5% of the Royal Bank of Scotland. Moreover, the Group realised capital gains of EUR 241 million on the sale of 0.46% of Vodafone and of EUR 118 million on the public sale of 4% of Shinsei Bank. The gains realised on these last two sales are accounted for as other results, an area which also shows charges of EUR 850 million due to the Group’s decision to make certain provisions to strengthen the balance sheet. Most noteworthy is the charge for EUR 527 million for early retirements. Moreover, accelerated amortization of goodwill has resulted in a charge of EUR 154 million, and costs related to the acquisition of Abbey in a charge of EUR 155 million.

(*) Venezuela and Colombia, especially

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Net attributable income for 2004 rose to EUR 3,136 million, up 20.1% from 2003. If ordinary amortisation of goodwill is added to this result, to facilitate international comparison, the net attributable cash-basis profit would be EUR 3,601 million.

Retail banking accounted for 82% of profit from the business areas. Retail banking in Europe, whose earnings for the first time exceeded EUR 2 billion (at EUR 2,120 million, up 20.4%) contributed 55% and Latin American Retail Banking 27%, with earnings of EUR 1.039 billion, a 2.4% decline due to the increased minority interests following the sale of 24.9% of Santander Serfin (in March 2003) and the depreciation of the dollar. Without these factors, profit would have risen by 7.4%. The two global business areas (Asset Management/Private Banking and Global Wholesale Banking) contributed 18% of profit, with EUR 351 million (+9,9%) and EUR 331 million (+46.8%), respectively.

In Latin America, the key countries showed progress in their results. In Brazil in 2004, Group net attributable income was US$ 850 million, up 7.4%; in Chile, US$ 336 million, up 22.3%; in Mexico, US$ 412 million, down 10.3% (which would have been an increase of 17.1% on a like-for-like, gross profit comparison).

Business

At the close of 2004, Grupo Santander, including Abbey, managed funds worth EUR 715,393 million, of which EUR 575,398 million are on the balance sheet and the remainder off-balance sheet customers’ funds, such as mutual funds and pensions. In order to facilitate a like-for-like comparison, the figures and percentage changes below do not include Abbey.

The key to performance in 2004 has been strong growth in business volumes in Europe as well as in Latin America. Credit grew by 18% and customers funds by 13%, absorbing any negative impact from exchange rates.

Grupo Santander lending, without Abbey and excluding the effect of securitisations, rose by 17.7% to EUR 204,467 million at the end of 2004, the eighth consecutive quarter of growth. En Europe, Retail Banking showed strong growth in all countries. Loan volume rose to EUR 144,274 million, an increase of 19%, excluding the effect of securitizations. In Spain, Santander Central Hispano lending activity grew by 19% that of Banesto by 23%. Mortgage lending and loans to businesses both grew by more than 23%.

European Retail Banking

Strong business growth, especially in loans …

Loans: +19%	Customer funds: +8%

(*)	Including securitizations
(**)	Customer funds ex-REPOs, mutual funds and pension funds
(***)	Including amounts materialised in fixed-income: +10%

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Of particular note in 2004 was the success in Spain of business initiatives such as the Superoportunidad series of mortgages, which generated EUR 11,700 million in loans, and the Tarjeta Única, developed jointly with the Autoclub Repsol, which has sold more than 200,000 cards, of which 50% were to new customers or replaced unused cards.

Our consumer finance unit, Santander Consumer, recorded strong growth, with an increase in new financing of 30%, or 23% if the units acquired in Poland, Norway and the Netherlands in 2004 are not included. Of particular note was automobile financing, which grew by 24%, well above the growth in automobile sales. Financing through consumer loans and credit cards rose by 36%. By country, Santander Consumer business activity grew by 25% in Spain and Portugal, by 36% in Italy and 19% in Germany.

In Portugal, Santander Totta lending grew by 4%, excluding the impact of securitisations, with very positive performance in mortgages, which grew by 12%, and in consumer financing, which increased 16%.

In Latin America, the business has performed very favourably. Overall lending increased by 25% in local currencies, with increases of 37% in Brazil, 27% in Mexico and 19% in Chile. This growth led to an increase in regional market share of 0.6 percentage point, to 11.6%.

The focus of the Group’s banks in Latin America on their retail business and the development of businesses deemed to be strategic (credit cards, cash management, trade, investment funds and insurance) has yielded higher growth in business with individuals and small and medium-sized enterprises. This strategy contributed to an increase in income from fees and commissions of 26.4%, excluding the exchange rate effect.

Total Latin America

Significant business growth ...

Loans: +25%	Customer funds: +19%

(*)	Loans without IPAB
(**)	Customer funds ex-REPOs + mutual funds + pension funds

The growth of Group lending activity has come hand-in-hand with a decline in the non-performing loan ratio, so that the volume of non-performing and doubtful loans fell in 2004 to a record low of 1.27% of lending compared to 1.55% a year ago. The Group’s NPL rate in Spain is 0.65%, in consumer finance (Santander Consumer) 2.2% and in Latin America 2.6%. At the

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same time, NPL coverage continued to increase and is now at 208%. The rate of coverage in Spain is 329% and in Latin America 162%.

In savings, total managed customer funds came to EUR 365,605 million at the close of 2004, up 12.9% from a year earlier. Balance sheet funds grew by 11.7% to EUR 240,151 million and off-balance sheet funds by 15.2% to EUR 125,454 million.

Total deposits in Spain, less repurchase agreements, investment funds and pensions plans, grew by 18.7% from the prior year. Balance sheet resources grew by 22% from 2003, while investment funds increased 14.6% and pension funds by 10.9%. The Group’s market share in assets under management in funds in Spain continued to stand above 27%.

In Latin America, total managed customer funds increased by 18.2% in local currencies, with an increase of 18.3% in balance sheet funds, 20.2% in investment funds and 15.2% in pension plans. Total customer funds rose by 17% in Brazil and Mexico and by 21% in Chile.

Acquisition of Abbey National

In an extraordinary shareholders meeting on October 14th, the shareholders of Abbey National approved, with the favourable vote of 94.2% of the present and represented capital, the proposal to acquire the bank made by Grupo Santander on July 26th. One week later, on October 21st, also in an extraordinary meeting, Santander shareholders approved the transaction with the favourable vote of 99.4% of the present and represented capital. On November 12th, Grupo Santander issued 1.4859 billion new shares to exchange for Abbey shares, so that the former Abbey shareholders have become members of the shareholder base of Santander.

The largest cross-border European banking acquisition was completed in a record 110 days. The Group’s capital increase was valued at EUR 12,541 million and the shares priced at EUR 8.44.

Abbey’s balance sheet has been consolidated into Grupo Santander as of December 31st 2004, so that its acquisition has affected the balance sheet but not the income statement of these results. As a result of this consolidation, the geographic distribution of Group assets has changed significantly. Some 40% of Grupo Santander loans are now in the United Kingdom, 39% in Spain and 10% in the rest in Europe, and 10% in Latin America.

With Abbey’s consolidation into the Grupo Santander balance sheet, eligible capital of the Group comes to EUR 41,303 million, a surplus of EUR 15,852 million over BIS minimum required levels. At the close of 2004, the BIS ratio stood at 13% and core capital at 5.2%. The sale, in January, 2005, of 2.57% of the Royal Bank of Scotland had a positive impact of 0.23 point in the BIS ratio and of 0.20 point in core capital.

The share and dividend

The Santander share ended 2004 at EUR 9.13, a decline of 2.8% from the end of 2003, a year in which the share rose 43.6%. The performance of the share was affected by the launch

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in late July of the public offer to acquire Abbey. Once the transaction was successfully completed, the Santander share registered a strong increase, and has risen 21% since the offer was announced. The Group’s capitalization is about EUR 60,000 million, consolidating its position as the euro zone’s leading bank and the ninth largest bank in the world.

The Board of Directors of Santander approved a fourth dividend payment against 2004 earnings of EUR 0.0842 per share, to be paid from May 1st. With this payment, the total dividend paid against 2004 results comes to EUR 0.3332 per share, an increase of 10%. Moreover, the third and fourth dividends are paid on the new shares delivered in November 2004 to former Abbey shareholders, increasing the payout by EUR 250 million. The dividend yield for Santander shareholders was 3.82% on the basis of the average share price during the course of 2004.

As a result of the acquisition of Abbey, the shareholder base of Grupo Santander increased significantly to 2,685,317 shareholders. The Group’s workforce stood at 126,488, serving 60 million customers in 9,973 offices.

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Income statement
	2004		2003		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	18.103,8	5,04	17.203,7	5,07	900,1	5,23
Dividends	647,4	0,18	441,5	0,13	206,0	46,65
Interest expenses	(10.115,6)	(2,82)	(9.686,9)	(2,86)	(428,7)	4,43

Net interest revenue	8.635,7	2,41	7.958,3	2,35	677,4	8,51

Net fees and commissions	4.609,3	1,28	4.170,6	1,23	438,7	10,52

Basic revenue	13.245,0	3,69	12.128,9	3,58	1.116,1	9,20

Trading gains	952,7	0,27	998,8	0,29	(46,1)	(4,62)

Net operating revenue	14.197,7	3,95	13.127,7	3,87	1.070,0	8,15

Personnel and general expenses	(6.735,2)	(1,88)	(6.477,7)	(1,91)	(257,5)	3,98
a) Personnel expenses	(4.135,3)	(1,15)	(4.049,4)	(1,19)	(85,9)	2,12
b) General expenses	(2.599,9)	(0,72)	(2.428,3)	(0,72)	(171,6)	7,06
Depreciation	(735,0)	(0,20)	(762,8)	(0,23)	27,8	(3,65)
Other operating costs	(182,3)	(0,05)	(166,5)	(0,05)	(15,8)	9,48
Operating costs	(7.652,5)	(2,13)	(7.407,0)	(2,18)	(245,5)	3,31

Net operating income	6.545,2	1,82	5.720,7	1,69	824,5	14,41

Income from equity - accounted holdings	540,4	0,15	407,3	0,12	133,1	32,69
Less: Dividends from equity - accounted holdings	365,5	0,10	309,5	0,09	56,0	18,09
Earnings from Group transactions	466,2	0,13	955,6	0,28	(489,3)	(51,21)
Net provisions for loan - losses	(1.647,7)	(0,46)	(1.495,7)	(0,44)	(152,0)	10,16
Writedown of investment securities	(0,3)	(0,00)	0,7	0,00	(0,9)	—
Accelerated goodwill amortization	(153,8)	(0,04)	(1.719,2)	(0,51)	1.565,4	(91,06)
Other income	(850,3)	(0,24)	754,6	0,22	(1.604,9)	—

Income before taxes (cash-basis*)	4.899,8	1,36	4.624,0	1,36	275,8	5,97

Corporate tax	(766,8)	(0,21)	(869,4)	(0,26)	102,7	(11,81)

Net consolidated income (cash-basis*)	4.133,0	1,15	3.754,5	1,11	378,5	10,08

Minority interests	325,9	0,09	306,7	0,09	19,2	6,27
Dividend - preferred shareholders	206,4	0,06	314,5	0,09	(108,1)	(34,38)

Net attributable income (cash-basis*)	3.600,7	1,00	3.133,3	0,92	467,4	14,92

Ordinary goodwill amortization	(465,2)	(0,13)	(522,5)	(0,15)	57,3	(10,97)

Net attributable income	3.135,6	0,87	2.610,8	0,77	524,7	20,10

(*) Before ordinary goodwill amortization.

Loans
Million euros				Variation excl. Abbey

	2004	2004 w/o Abbey	2003	Amount	(%)

Public sector	4.206,6	4.206,6	5.487,4	(1.280,8)	(23,34)
Private sector	123.760,9	123.760,9	103.515,6	20.245,3	19,56
Secured loans	60.267,8	60.267,8	47.999,6	12.268,2	25,56
Other loans	63.493,1	63.493,1	55.516,0	7.977,1	14,37
Non-resident sector	214.209,5	76.499,1	68.617,7	7.881,4	11,49
Secured loans	132.722,9	18.289,0	18.796,1	(507,1)	(2,70)
Other loans	81.486,6	58.210,2	49.821,6	8.388,5	16,84

Gross loans	342.177,0	204.466,6	177.620,7	26.845,9	15,11

Less: allowance for loan-losses	6.969,3	5.955,9	5.116,7	839,2	16,40

Net loans	335.207,7	198.510,7	172.504,0	26.006,7	15,08

Note: Doubtful loans	4.046,5	3.115,8	3.276,7	(160,9)	(4,91)
Public sector	2,4	2,4	0,9	1,5	167,00
Private sector	866,6	866,6	930,7	(64,1)	(6,89)
Non-resident sector	3.177,5	2.246,9	2.345,1	(98,3)	(4,19)

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Customer funds
Million euros				Variation excl. Abbey

	2004	2004 w/o Abbey	2003	Amount	(%)

Public sector	13.966,2	13.966,2	9.225,9	4.740,2	51,38
Private sector	82.170,0	82.170,0	77.918,9	4.251,1	5,46
Demand deposits	25.700,2	25.700,2	25.089,2	611,0	2,44
Saving accounts	18.602,3	18.602,3	17.823,4	778,8	4,37
Time deposits	19.474,4	19.474,4	18.640,1	834,3	4,48
REPOs	17.766,9	17.766,9	16.348,5	1.418,4	8,68
Other accounts	626,3	626,3	17,7	608,5	—
Non-resident sector	197.709,5	77.706,0	72.190,7	5.515,3	7,64
Deposits	180.609,5	71.730,0	65.885,5	5.844,6	8,87
REPOs	17.100,0	5.976,0	6.305,2	(329,3)	(5,22)

Total customer deposits	293.845,7	173.842,2	159.335,6	14.506,6	9,10

Debt securities	84.007,2	53.432,7	44.441,2	8.991,5	20,23
Subordinated debt	20.194,1	12.875,7	11.221,1	1.654,6	14,75

Total customer funds on balance sheet	398.047,0	240.150,6	214.997,9	25.152,7	11,70

Total managed funds (off-balance sheet)	139.994,7	125.454,0	108.903,0	16.551,0	15,20

Mutual funds	94.125,2	92.778,9	80.502,0	12.276,9	15,25
Spain	69.588,5	69.588,5	60.725,4	8.863,1	14,60
Abroad	24.536,7	23.190,4	19.776,6	3.413,8	17,26
Pension funds	34.872,9	21.678,5	19.494,8	2.183,7	11,20
Spain	7.375,4	7.375,4	6.652,7	722,7	10,86
Individuals	6.329,8	6.329,8	5.767,7	562,1	9,75
Abroad	27.497,5	14.303,1	12.842,1	1.461,0	11,38
Managed portfolios	10.996,5	10.996,5	8.906,1	2.090,4	23,47
Spain	2.916,5	2.916,5	2.450,5	466,0	19,02
Abroad	8.080,0	8.080,0	6.455,6	1.624,4	25,16

Total customer funds	538.041,7	365.604,5	323.900,8	41.703,7	12,88

Shareholders’ equity and capital ratios
Million euros			Variation

	2004	2003	Amount	(%)

Subscribed capital stock	3.127,1	2.384,2	742,9	31,16
Paid-in surplus	20.370,1	8.720,7	11.649,4	133,58
Reserves (includes net reserves
at consolidated companies)	7.366,3	6.102,5	1.263,8	20,71

Total primary capital	30.863,5	17.207,4	13.656,1	79,36

Net attributable income	3.135,6	2.610,8	524,7	20,10
Treasury stock	(104,2)	(10,2)	(94,0)	925,90
Distributed interim dividend	(791,6)	(739,1)	(52,5)	7,10

Shareholders’ equity at period-end	33.103,4	19.069,0	14.034,4	73,60

Interim dividend pending distribution	(519,1)	(369,6)	(149,6)	40,47
Final dividend	(526,6)	(335,7)	(190,9)	56,85

Shareholders’ equity after
allocation of period-end results	32.057,6	18.363,7	13.693,9	74,57

Preferred shares	7.393,4	4.484,9	2.908,6	64,85
Minority interests	1.678,0	1.575,8	102,2	6,49

Shareholders’ equity and minority interests	41.129,1	24.424,4	16.704,7	68,39

Basic capital (Tier I)	23.830,8	16.951,2	6.879,6	40,58
Supplementary capital	17.471,8	8.570,2	8.901,7	103,87

Eligible capital	41.302,7	25.521,4	15.781,2	61,84

Risk weighted assets (BIS criteria)	318.133,2	205.253,4	112.879,8	55,00

BIS ratio	12,98	12,43	0,55

Tier I	7,49	8,26	(0,77)

Excess (amount)	15.852,0	9.101,1	6.750,9	74,18

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Item 3

MATERIAL FACT

Attached for publication as a Banco Santander Central Hispano , S.A. Material Fact is supplementary information to the press release concerning the 2004 Results, comprising the presentation to analysts and journalists.

Such presentation contains material information referring to the Group that is not contained in the press release on the results, specifically:

1.	Pages 34 and 35: describes the accounting impact of the integration of Abbey on Grupo Santander’s shareholders’ equity and goodwill.

2.	Page 36: states that the share repurchase plan announced on 26th July 2004, the validity of which was subsequently extended until 31st March 2005, will not be renewed upon expiry.

Boadilla del Monte (Madrid), 25th February 2005

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Item 4

ACTIVITY AND RESULTS

Year- end 2004

February 25th, 2005

Banco Santander   Central   Hispano, S.A. is currently in the process of obtaining a secondary listing in the London Stock Exchange. Pursuant to the rules of the UK Listing Authority, where a profit forecast or estimate is made, the principal assumptions upon which the issuer has based its forecast or estimate must be stated, and such forecast or estimate must be examined and reported on by the issuer’s accountants and by the listing sponsor. In practice, such a process would materially affect the time schedule of the listing and, accordingly, precludes us from publishing any profit forecast or estimate.

2

Banco Santander Central Hispano, S.A. (“Santander”) cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note.– The information in this document, as we went to press, was being audited and there could be some changes . However, the consolidated accounts have been drawn up on the basis of generally accepted accounting principles and criteria.

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Index

Grupo Santander performance in 2004

Performance of business areas in 2004

Estimated impact of IFRS at year-end 2004

Abbey in Grupo Santander

Prospects for 2005

4

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2004, an excellent year for Grupo Santander

By business

2004 closes with the highest growth rates for the year

Growth in all countries and key businesses

Strong development of retail banking franchise in LatAm
By results

New profit record

Growth in all revenue lines (inc. net oper. income)

High quality in results

DPS: +10%
By strategy

Abbey acquisition

Divestments in non-core businesses

Development in corporate projects

Technological - Partenon

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Strong growth in activity and earnings (ex-Abbey)

2003 was a good year for the Group. 2004 was better

Abbey, balance sheet consolidation as of 31-12-04 without impact in P&L. Activity performance and Group results in this presentation are presented without Abbey

(*)	Gross lending without impact of securitisation	6
(**)	On-balance and off-balance customer funds (mutual funds, pension funds and managed portfolios) ex-REPOs

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Record net attributable income in 2004 ...

EUR Mill.

20% increase with good quarterly evolution

(*)	Quarterly effect of capital gains and extraordinary provisions has been eliminated.	7

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... and high quality

All extraordinary capital gains applied to extraordinary allowances

Capital Gains: EUR 831 mill.

RBoS	472

Vodafone	241

Shinsei	118
Application: EUR 836 mill.

Early retirement
(net of taxes)	527

Accelerated goodwill*
amortisation	154

Abbey’s acquisition
related costs	155

(*)	Venezuela and Colombia, especially	8

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Summary of Group results. January-December 2004
EUR Mill.

		Var. o/ 2003

	2004	amount	(%)

Net interest revenue	8,636	+677	+8.5

Basic revenue	13,245	+1,116	+9.2

Net operating revenue	14,198	+1,070	+8.1

Net operating income	6,545	+825	+14.4

Net attrib. income (cash-basis)	3,601	+467	+14.9

Net attrib. income	3,136	+525	+20.1

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Results key highlights. REVENUES

1.	Growth in net interest revenue spurred by retail banking in Europe and America

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Results key highlights. REVENUES

2. Double digit growth in fees and commissions in Europe and Latin America

(*)	Percentage change Jan-Dec’04 / Jan-Dec’03
(**)	Data in brackets: growth in euros Jan-Dec’04 / Jan-Dec’03	11

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Results key highlights. REVENUES

3. Similar trading gains with higher client revenues and lower provisions

(*)	In 2003. impact from change of criteria on Commerzbank consolidation and losses in AUNA: EUR -163 mill
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Results key highlights. COSTS
EUR Mill.

4. Cost containment, absorbing expenses from technological and business projects

(*)	Expenses related to projects including: Partenon, Altair, regional projects in Latin America and those related to acquisitions by Santander Consumer (PTF - Poland, Elcon - Norway, and Abfin - Netherlands)	13

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Results key highlights. PROVISIONS

5. Increase in NPLs due to statistical ones

(*)	Excluding Argentina’s transferred country risk previously provisioned in “other funds” (EUR 182 mill. in Q2’03 and EUR 36 mill. in Q4’03)	14

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By improving results and performance we enhance management ratios

Note: All ratios are ex-Abbey, in order to be able to make like-for-like comparisons (*) Estimate without the capital increase	15

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Index

Grupo Santander performance in 2004

Performance of business areas in 2004

Estimated impact of IFRS at year-end 2004

Abbey in Grupo Santander

Prospects for 2005

16

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European Retail Banking

Strong business growth, especially in loans …

Loans: + 19%	Customer funds: +8%

(*)	Including securitisations
(**)	Customer funds ex-REPOs, mutual funds and pension funds
(***)	Including amounts materialised in fixed-income: +10%	17

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European Retail Banking

... which generate more revenues and together with flat costs pushes up the area’s net income ...

(*) Personnel + general expenses + depreciation + other operating income	18

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European Retail Banking
EUR Mill. and % o/ Jan-Dec’03

… and of all business units

Net op. revenue 7,576; +9.4%	Net op. income 3,919; +17.7%	Net attrib. income 2,120; +20.4%

(*)	Not including allowances for the early retirement fund, which are centralised in Financial Management and Equity Stakes at the Consolidated Group
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Total Latin America

Significant business growth ...

Loans: +25%	Customer funds: +19%

(*)	Loans without IPAB	20
(**)	Customer funds ex-REPOs + mutual funds + pension funds

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Total Latin America

... boosting the most recurrent results, that offset lower trading gains and business expansion costs

(*)	Personnel + general expenses + depreciation + other operating income
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Latin America
US$ Mill. and % o/ Jan-Dec’03

Growth is reflected in all countries

Net op. revenue	Net op. income	Net attrib. income
6,680; +16.7%	2,612; +16.5%	1,594; +7.1%

(*)	Income before tax adjusted for 2003 release of provisions: +17.1%	22

Asset Management and Private Banking

Improvement in revenues and results in the area and in its contribution to the business networks

(*) (**)	Includes insurance Personnel + general expenses + depreciation + other operating income	23

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Global Wholesale Banking
EUR Mill.

Revenue growth with flat costs. Growth in net attributable income due to release of generic provisions

(*)	Personnel + general expenses + depreciation + other operating income	24

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Index

Grupo Santander performance in 2004

Performance of business areas in 2004

Estimated impact of IFRS year-end 2004

Abbey in Grupo Santander

Prospects for 2005

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New accounting policies: Implementation in Spain
through CBE 4/2004

Main modifications in results:

Opening fees for loans: prior, cash basis. With new rule, accrual throughout the life of the loan.

Valuation of derivatives and financial assets: market value of derivatives with capital gains

Integration of non financial subsidiaries (including insurance): before, consolidation by equity accounting; now by global integration.

Own share dealing: Results do not go into the P&L, always against shareholder’s equity.

Preferred shares: its cost passes to net interest revenue

Currency adjustment: Not applicable in countries which are considered not to have high inflation (i.e. Brazil, Chile and Mexico)

Non performing loans

Pension funds	Details in following pages

Goodwill

New structure of income statement and balance sheet, with
reclassification of items between some lines

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Non performing loans treatment in CBE 4/2004
Grupo Santander data in 2004

		New CBE
	CBE 4/91	4/2004

Generic / α	0.86%	1.09%

Minimum provision	0.38%	0.43%
(specific + statistical / ß)

Statistical / maximum α + ß	3x0.38=	1.25x1.09=
	1.14%	1.36%

Statistical / minimum α + ß	0	33%x1.09=
		0.36%

Reserves for a bad year	1.14%	1.00%

Conclusion: higher provisions and limit is reached faster

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Pensions treatment in CBE 4/2004
Mill. EUR

Modifications affect mainly:

Social rights that were not applicable for provisions and now they are

Actuarial differences due to change in hypothesis: mortality tables, technical interest rates, annual accumulative CPI, etc.

Accepts “corridor” of up to 10% of differences based on changes in actuarial variables

We chose the “corridor” because we are in very low interest rate environment

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Goodwill treatment in CBE 4/2004.

Amortisation is not obligatory: deterioration test necessary

Treatment in foreign currency or EUR is allowed in previous
acquired goodwill (according to CBE 4/91 conversion to EUR at the time of purchase)

Converting goodwill at the exchange rate of each closing period

Reduction of goodwill of EUR 1,300 mill. in Grupo Santander
against reserves, therefore, no effect on capital ratios

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New accounting policies impact on Grupo Santander’s
income statement

	Actual	Estimated
EUR Mill.	2004	with IFRS	Dif
Net interest rev.(w/out divd.)	7,988	7,348	-640	Accrual of commissions & preferred shares costs
Dividends	647	402	-245	Only third party
Entities particp. method	–	428	+428	Equity accounted inc. + dividends
Commissions	4,609	4,566	-43	Accrual over the life of the loan
Insurance activity	0	138	+138	Net insurance revenues
Trading gains	953	1,665	+712	Derivatives valuation & RBS sale
Net operating revenue	14,197	14,547	+350
Operating costs	-6,735	-6,624	+111	Insurance costs / software amortisation
Other results & deprec.	-917	-730	+187	Non-accrual loan fees & net operating inc. of non financial companies
Net operating income	6,545	7,193	+648
Equity-acc. holdings	540	–	-540	Reclassified to a line prior to net oper. revenue
Loan-loss provisions	-1,648	-1,548	+100	New policy
Ordinary goodwill amort.	-465	0	+465	No ordinary amortisation (only if deterioration)
Other results	-537	-1.047	-510	Reclassification RBS sale & no amort. of pension deficit
Income before taxes	4,435	4,598	+163
Taxes	-767	-589	+178	Perimeter fiscal effect and adjustments
Minority interests	-532	-398	+134	Costs preferred shrs. to net interest revenue and new perimeter
Net attributable income	3,136	3,611	+475

Note: Estimated amounts according to new criteria of CBE 4/04. Figures could change

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New accounting policies impact on Grupo Santander’s shareholder’s equity
EUR Million

Unrealised capital gains	+3,705

Loan-loss provisions	+440

Derivatives valuation	+2

Tax effect	+443

Updating of premises (only includes losses)	-193

Intangible assets	-244

Accrual of loan fees	-277

Pensions and social benefits	-1,128

Other effects	-151

Effect on shareholders’ equity	+2,597

Note: Estimated amounts according to new criteria of CBE 4/04. Figures could change	31

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Index

Grupo Santander performance in 2004

Performance of business areas in 2004

Estimated impact of IFRS at year-end 2004

Abbey in Grupo Santander

Integration

Year-end 2004

Objectives 2005

Prospects for 2005

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Impact of Abbey acquisition on Grupo Santander’s activity

Consolidation of Abbey as of
31.12.2004 impacting on:

Balance sheet

Goodwill

Shareholder’s Equity

No impact on P&L

Balance sheet integration

Billion EUR

	Group	Abbey	Total
31.12.2004	ex-Abbey		Group

Total managed funds	504.7	210.7	715.4

Gross loans	204.5	137.7	342.2

Mortgages	78.6	114.6	193.0

Customer funds	365.6	172.4	538.0

On-balance	240.1	157.9	398.0

Off-balance	125.5	14.5	140.0

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Accounting effects* of Abbey’s integration under 31.12.04 norms on shareholders’ equity and goodwill of Grupo Santander
EUR Million

Effects on local results

Project
rationalisation costs	174

Final misselling
provisions	154

PBU Life	39

Release of provisions	-117

Others	123

Total	374
Effects on Consolidated
Group under CBE 4/91

Insurance	877

Capital instruments	166

Loan losses	117

Goodwill	129

Others	226

Total	1,515

Abbey goodwill under CBE 4/91: EUR 7,929 million

(*) After tax	34

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Accounting effects* of Abbey’s integration on Grupo Santander’s shareholders’ equity and goodwill due to anticipation of IFRS as of 31.12.04
EUR Million

Anticipation of IFRS

Pension deficit	827

Insurance (Unit link)	123

Other insurance	819

Porterbrook	223

Stock options	50

Others	293

Total	2,335

Abbey goodwill under IFRS: EUR 10,264 million

(*) After tax	35

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Group BIS ratios after Abbey’s acquisition and application of IFRS

Sale of 2.57% of RBoS (January 2005): impact on core capital +0.20 p.p.

Capital generation

The share buy-back programme will not be renewed

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Index

Grupo Santander performance in 2004

Performance of business areas in 2004

Estimated impact of IFRS at year-end 2004

Abbey in Grupo Santander

Integration

Year-end 2004

2005 objectives

Prospects for 2005

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Abbey’s 2004 Income Statement (UK GAAP)

GBP Million

2004
Net interest income	1,471

Non interest income	1,130

Net operating revenue PFS	2,600

Operating expenses	-1,599

Provisions	-187

PFS trading PBT	814

Non-trading charges	-564

PFS Profit before tax	250

PBU profit before tax	23

Total profit before tax	273

Net attributable profit / loss	32

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PBU: Divestments ahead of schedule, no further losses expected

(*) Porterbrook: GBP 2,200 millions; Other leasing: GBP 1,300 millions; Other businesses: 1,200 millions	39

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Index

Grupo Santander performance in 2004

Performance of business areas in 2004

Estimated impact of IFRS at year-end 2004

„Abbey in Grupo Santander

Integration

Year-end 2004

2005 objectives

Prospects for 2005

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Actions taken by new management team during the first months

Completion of internal and external audits

Design of a new organisational structure. Three new areas:

Sales and Marketing

Insurance and Asset Management

Manufacturing

Appointment of new management

Implementation of important cost reduction measures

Analysis for implementing Partenon

Established priorities for 2005 including impact program for the first three months

We have carried out a detailed business diagnosis …

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… which has confirmed that:

Abbey is a strong franchise…	…that has been under exploited

18 million customers	Only 6 million customers with more than one product

Higher penetration in wealthiest age segment	Loss of market share (2001-2004) in:

30 - 49 years	Mortgages : -1.7 p.p.

Well distributed branch network	Savings: -1.2 p.p.
supported by call-centres
Low market share in :
Capacity to attract new customers but with high level of customer attrition	Current accounts

UPLs

Investment

Insurance

We have the know-how to improve cross-selling and customer retention

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Key priorities for Abbey in 2005

Improve sales performance and business productivity

Stabilise trading PFS revenue trends & position it for revenue growth in 2006

Significant cost base reductions in 2005

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Improve sales performance and business productivity

Priority in offices	reduce high employee turnover and
and call-centres	reactivation of business drive

Increase number and quality of customer-facing employees

Increase employees dedicated to sales by more than 30% in 2005

Branches	Improve remuneration with schemes linked to sales and quality

Improve management information systems
New branch lay-out, logo …

Call-	Unify platforms and product range throughout all call-centres centres
Ensure capability of advisory and sales

Prioritising its profitability through:

IFAs	Improved service and response time

Specific tailored products

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Plans for stabilising revenue trends

Priority: stabilising revenues from mortgages and savings

Mortgages
Compete more aggressively in our core markets

Increase sales in branches and cahoot

Focus to spread improvement in new loans

	Entrance in new markets such as buy to let, new	Priority:
	build	retention of
current
customers

Savings	Increase branch-based profitable business

Promote products which performed well in 2004

Other areas	Investment: new products as from March focused on guaranteed products

Plans to compete in UPLs, general insurance and SMEs

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Actions to reduce cost base in 2005

Objectives	Actions

Reduction of 3,000 jobs in 2005, mainly in back-office	2,000 employees will be notified at the end of March

Project streamlining	Cancelled 60% of non Partenon projects

Optimisation of global purchase management	New processes in place

Site rationalisation	Acceleration of 2005 planning

First steps towards the implementation of Partenon in 2007

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In summary …

In 2005 we expect to:

Stabilise PFS trading revenues trends

Accelerate the previously announced cost reductions from GBP 100 to 150 million

Reduce non-trading re-organisation charges (in line with previous guidance of GBP 150 million) plus other minor ongoing spend related to regulatory changes

Initiate Abbey’s retail turn-around

We reaffirm our synergy objectives* in revenues (GBP 150 mill.) and costs (GBP 300 mill.) for 2007

(*) Revenues of EUR 220 million and costs of EUR 450 million at the exchange rate of 1 £ : 1.42 EUR	47

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Index

Grupo Santander performance in 2004

Performance of business areas in 2004

Estimated impact of IFRS at year-end 2004

Abbey in Grupo Santander

Prospects for 2005

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Perspective for 2005

Favourable economic environment	Portfolio business in high growth areas

B. in Spain and	Growth with better business mix
Portugal	Partenon: cost management and commercial effectiveness

Consumer	Organic growth and selective acquisitions
banking	Structurally a higher spread business

Abbey	Commercial restructuring
National	Lower costs due to systems and IT streamlining

Latin America	Strong drive in client focused business
Costs to be more contained

The outlook for 2005 is favourable

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Prospects for 2005

Grupo Santander in 2005 a history of:

Growth	Restructuring

To create value

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Investor Relations
Ciudad Grupo Santander
Edificio   Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid   (Spain)
Tel.: 34 91 259 65 20 – 34 91 259 65 15 – 34 91 259 65 17 – 34 91 259 65 18
Fax: 34 91 257 02 45
e-mail: investor@gruposantander.com
www.gruposantander.com

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Item 5

Quarterly Report 2004

January | February | March | April | May | June | July | August | September | October | November | December

Grupo Santander

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2	|	Grupo Santander
January - December 2004

Key consolidated data

Key consolidated data

		2004	2003	Var. (%)
		w/o Abbey

Balance sheet (Million euros)
Total assets	575,397.9	379,250.8	351,790.5	7.81

Loans	335,207.7	198,510.7	172,504.0	15.08

Total customer funds	538,041.7	365,604.5	323,900.8	12.88

On-balance sheet	398,047.0	240,150.6	214,997.9	11.70

Off-balance sheet	139,994.7	125,454.0	108,903.0	15.20

Shareholders’ equity	32,057.6	32,057.6	18,363.7	74.57

Total managed funds	715,392.5	504,704.8	460,693.5	9.55

Solvency and NPL ratios (%)
BIS ratio	12.98		12.43

Tier I	7.49		8.26

NPL ratio	1.05	1.27	1.55

NPL coverage	184.61	207.96	165.19

Income statement (Million euros)
Net interest revenue	8,635.7		7,958.3	8.51

Basic revenue	13,245.0		12,128.9	9.20

Net operating revenue	14,197.7		13,127.7	8.15

Net operating income	6,545.2		5,720.7	14.41

Net attributable income (cash-basis*)	3,600.7		3,133.3	14.92

Net attributable income	3,135.6		2,610.8	20.10

Profitability and efficiency (%)
Efficiency ratio	47.44		49.34

ROA	1.02		0.95

ROE (cash-basis*)	18.35		17.37

ROE	15.98		14.48

Market capitalization and the share
Shares outstanding (millions at period end)	6,254		4,768

Share price (euro)	9.13		9.39

Market capitalization (million euros)	57,101.7		44,775.3

EPS (cash-basis*) (euro)	0.7243		0.6571

EPS (euro)	0.6307		0.5475

P/E ratio (price / EPS)	14.48		17.15

Other data
Shareholders (number)	2,685,317		1,075,733

Number of employees	126,488		103,038

Spain	33,353		34,968

Abroad	93,135		68,070

Abbey	24,361

Number of branches	9,973		9,199

Spain	4,384		4,369

Abroad	5,589		4,830

Abbey	730

(*).-	Before ordinary goodwill amortization.
Note:	The information contained in this report has not been audited. However, it has been drawn up with generally accepted accounting principles and criteria.

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		Grupo Santander	|	3
		January - December 2004

	Highlights of 2004	Contents

•	Launch in July of a recommended bid for Abbey National plc, one of the largest financial services groups in the UK, which was successfully completed in November.	Key consolidated data........................		2

•	Abbey’s balance sheet was incorporated to the Group’s financial statements at December 31, 2004, with no impact on 2004 income statement.	Performance during the year.............		4

•	Figures excluding Abbey’s balance sheet are also given, in order to facilitate like-for-like comparisons with 2003.	Consolidated financial report.............		10

•	Net attributable income was 20.1% higher than in 2003 at EUR 3,135.6 million. Two of the main drivers were growth in revenues and control of costs, which pushed up all revenue items.	Report by business areas...................		19

•	The extraordinary capital gains generated during 2004 (EUR 831 million) did not feed through to the bottom line as they were used in the fourth quarter for extraordinary allowances: early retirements in Spain, goodwill in Venezuela and Colombia and provisioning of the costs related to the Abbey acquisition.	Information about Abbey National plc		34

•	The ordinary net attributable income for the fourth quarter was EUR 798.2 million (+1.5% more than the third quarter and +17.2% more than the fourth quarter of 2003). The net accounting figure, including the aforementioned extraordinary allowances, was –EUR 33.1 million.	The Santander Central Hispano share		36

•	Strong growth in business in 2004, mainly in loans (more than 19% and gains in market share in Spain, Santander Consumer and the main Latin American countries). Total customer funds excluding REPOS increased 12%.	Corporate Social Responsibility.........		38

•	This growth was achieved with a gain of 1.9 points in the efficiency ratio (from 49.34% to 47.44%) and a good performance of credit risk quality. The NPL ratio (excluding Abbey in 2004, in order to be able to make like-for-like comparisons) declined from 1.55% in 2003 to 1.27% in 2004 and NPL coverage rose from 165% to 208%. Including Abbey, the NPL ratio was 1.05% and coverage 185%.	Corporate Governance.......................		39

•	European Retail Banking generated more than EUR 2,000 million of net attributable income (+20.4%), spurred by higher revenues (+9.4%) and almost flat costs.

•	All revenue lines in Latin America grew in euros, including net operating income. In dollars, the currency used to manage the area, net operating revenue increased 16.7%, net operating income 16.5% and net attributable income 7.1%.

•	Asset Management and Private Banking and Global Wholesale Banking increased their net attributable income by 9.9% and 46.8%, respectively.

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4	|	Grupo Santander
January - December 2004

Performance during the year

Background

Grupo Santander conducted its business in an environment of global economic upswing, which is spreading to most countries, with more strength in the United States and Asia.

The pace of US economic growth was stronger in the last part of the year (GDP: +4.4% for the whole of 2004). This and soft inflationary pressures led the Fed to continue to gradually lift its funds rate to 2.25% at the end of 2004 (from 1% in the middle of June).

Meanwhile, Latin American economies were more buoyant; the region grew as a whole by 5,8%, above the forecasts. This raised expectations of inflation and triggered official interest rate rises in Brazil, Chile and Mexico in the last months of 2004, although without recovering the levels reached in the middle of 2003 in the first two countries.

In the Euro zone, GDP growth slowed significantly in the second half of 2004, due to higher oil prices and the strengthening of the euro (growth of 1.7% for the whole year). Although inflation was above the 2% target, everything points to it being a temporary rise and so the European Central Bank is likely to hold its repo rate at 2%.

Spain maintained a good growth differential with the Euro zone (2.7% vs. 1.7% in 2004), spurred by consumption, construction and recovery in investment in equipment. Average inflation was 3.0%.

The UK economy grew much faster than the Euro zone (more than 3%), with very low inflation (+1.3%, below the target of 2%) after gradual increases in the Bank of England’s base rate to 4.75% at the end of 2004.

Group performance and businesses

In this environment Grupo Santander, in the last quarter, combined development of banking activity in its target markets and businesses with completion of its acquisition of Abbey National plc together with the implementation of the first steps of its strategy for the UK’s second largest provider of mortgages.

In the middle of November, after receiving authorisation from the UK and Spanish regulators and the sanction by the UK courts, 1,485.9 million new shares of Banco Santander Central Hispano issued as a result of the acquisition of Abbey began trading.

Once acquisition had been concluded, Abbey’s new management team completed the internal and external auditing tasks, as well as reviewing the main aspects of business and the support areas for which seven teams, backed by the Group’s experts, were created. A new and more dynamic and flexible organisational structure was established in order to reorganise the business and support divisions.

Lastly, management’s priorities for 2005 were set. The goal is to boost Abbey’s capacity to generate revenue and to have a more competitive cost base.

Abbey’s accounts were consolidated into Grupo Santander on December 31, 2004, with no impact on the Group’s income statement for the whole of 2004, but affecting the balance sheet.

The Group’s balance sheet figures and the details on loans and funds include Abbey. The comments about the Group’s performance and comparisons with the year 2003 take into account the figures excluding Abbey, so as to enable like-for-like comparisons.

Net attributable income for the Group amounted to EUR 3,135.6 million in 2004, 20.1% more than in 2003. On a cash-basis (before ordinary amortisation of goodwill) net attributable income was EUR 3,600.7 million.

Earnings per share were EUR 0.6307, 15.2% more than in 2003. On a cash-basis, the figure was EUR 0.7243 per share. Return on equity (ROE) was 16.0%, 1.5 points more than in 2003. On a cash-basis, ROE was 18.3%.

Net interest revenue rose 8.5% and net fees and commissions 10.5%. Other positive developments which spurred growth in earnings were cost control, the rise in equity-accounted income, diminished needs for specific loan-loss provisions, the reduced cost of preferred shares and lower ordinary amortisation of goodwill. On the other hand, generic and statistical provisions increased 42% and minority interests rose (sale in the first quarter of 2003 of 24.9% of Santander Serfin).

The year-on-year impact of exchange rates was around 4 p.p. negative on revenue lines and 1.5 p.p. on the balance sheet.

Lastly, as anticipated in the third quarter report, EUR 831 million of extraordinary capital gains were allocated in the fourth quarter to various extraordinary allowances: EUR 527 million (net of tax) to early retirements in Spain, EUR 154 million to early amortisation of goodwill mainly in Venezuela and Colombia and EUR 155 million to provision the costs related to the Abbey acquisition.

Excluding these items, net ordinary attributable income for the fourth quarter was EUR 798.2 million, 17.2% more than in the same period of 2003.

All operating business areas registered high levels of activity, reflected in higher net operating income.

European Retail Banking performed well in all units, with higher revenues and flat costs. Its net operating revenue rose 9.4% and personnel and general costs increased by only 1.5%. As a result, net operating income grew 17.7% and net attributable income 20.4%. The efficiency ratio improved 3.3 points to 42.5%.

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	Grupo Santander	|	5
January - December 2004

Performance during the year

•	Santander Central Hispano Retail Banking kept up a strong pace of growth in key businesses (loans to companies, mortgages, funds and insurance). This pace of activity offset lower spreads and enabled a record quarter in net operating revenue, net operating income and net attributable income. In accumulated terms, the 6.1% rise in net operating revenue with stable costs pushed up net operating income by 12.2% and net attributable income by 12.4%.

This performance was recognised by Global Finance and Euromoney with prizes as the best bank in Spain.

•	Banesto continued to perform better than commercial banks as a whole in Spain, particularly in loans (+23%).

The combination of almost double digit growth in revenues and stable costs pushed up net operating income by 17.8% and net attributable income by 23.7% before the extraordinary charge for early-retirement pension fund. The charge was eliminated from Banesto’s accounts and included, with the rest for this concept by other units of the Group, in Financial Management and Equity Stakes.

•	Santander Consumer registered strong organic growth both in earnings and activity. The area reported net attributable income of EUR 359.0 million, increasing 37.5% on a like-for-like basis, (+44.9% when including the incorporation of new businesses: acquisition of 100% of Italy’s business and consolidation of PTF, Elcon and Abfin).

This significant growth was backed by a rise in new lending of 30%, improved spreads and efficient management of business (efficiency ratio of 35.5%).

•	In Portugal, against a background of economic growth that was still low, the Group increased net interest revenue and net fees and commissions with lower personnel and general costs. As a result, the efficiency ratio improved by more than 3 points and net attributable income increased 15.3%.

Euromoney and Exame chose Santander Totta for the third straight year as the best bank in Portugal.

In Latin America Grupo Santander, which was named the region’s best bank in 2004 by Euromoney, stepped up its activity compared to 2003. Lending rose 25% and managed customer funds 18%, both excluding the exchange rate impact, and all revenue lines increased in euros, including net operating income.

Basic revenue increased 13.3%, fuelled by a 14.2% rise in net interest revenue and 11.5% in net fees and commissions. This reflected the increased business volumes and the drive in commission-generating business at a domestic and regional level. Of note was the further rise in the fourth quarter in revenue from commissions, which reached a record for the last 10 quarters.
As a result of the reduced trading gains in 2004, compared to exceptionally high ones in 2003, because of exceptionally high results in the third quarter and higher costs because of projects and business relaunching, net operating income increased 6.0%. The larger volume of net provisions and higher minority interests in Mexico meant that net attributable income declined 2.6% to EUR 1,284.8 million (+7.1% in dollars to US $1,594.5 million).

•	Brazil’s significant growth in retail business came from lending (+37%, excluding the exchange rate effect) and mutual funds (+10% in local currency). As a result, net interest revenue and fees and commissions increased, offsetting the impact of lower interest rates and lifting basic revenue in euros by 16.3%.

Net attributable income, however, declined 2.3% to EUR 684.9 million as a result of lower trading gains and higher costs incurred in business development. In dollars, net attributable income was 7.4% higher at US$850.0 million.

•	Net operating income in Mexico rose 12.6% in euros, spurred by strong growth in lending, particularly to individual customers and to companies, higher commissions and reduced personnel and general costs, which offset lower interest revenues.

As a result of increased loan-loss provisions (release in 2003) and the larger share of minority interests, net attributable income declined 18.4% to EUR 331.7 million (-10.3% in dollars to US$411.7 million).

•	The pick-up in Chile, particularly loans, and the rise in net fees and commissions offset the impact of lower interest rates. All revenue lines, including net operating income, grew in euros and the volume of provisions returned to the usual level. As a result, net attributable income of EUR 271.0 million was 11.3% higher than in 2003 (+22.3% in dollars to US$336.3 million).

•	Of note in other countries were the higher earnings in Puerto Rico and Colombia (+62.4% and +58.2%, respectively, in euros) and the return to profitability in Uruguay and Argentina.

The global areas (Asset Management, Private Banking and Global Wholesale Banking) took steps to increase their capacity to generate revenues and earnings, either directly or via business networks.

These areas generated total net attributable income of EUR 682.2 million, 25.1% more than in 2003. It should be noted that not all the revenues stemming from global areas are recorded here. An important part of them is included in the business networks. In 2004 they made it possible for Retail Banking to generate more business and commissions via new and high value-added products, such as placing derivatives with customers and consolidation of capital gains, and the drive in insurance business.

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6	|	Grupo Santander
January - December 2004

Performance during the year

In short, a detailed analysis by business area underscores the effort made by the Group to boost revenues by strengthening business with clients, while maintaining cost control and improving the quality of risks. This enabled net attributable income to be higher, business volumes to increase and also a continued improvement in the level of profitability, efficiency and credit quality.

Grupo Santander results

Net interest revenue was 8.5% higher at EUR 8,635.7 million than 2003. The increased business volumes and the policies to defend the customer spread offset the fall in interest rates experienced in some countries. There was also a rise in dividends received. All operating areas increased their net interest revenue over 2003.

Net fees and commissions increased 10.5%. By business areas, European Retail Banking rose 11.0%, Asset Management and Private Banking 7.2% and Retail Banking Latin America 16.0% in euros (+26.4% excluding the exchange rate impact). By products, commissions from mutual and pension funds increased 22.4%, insurance 46.8% and cards 15.4%. Those from securities related to underwriting and placement, declined.

Net trading gains amounted to EUR 952.7 million, 4.6% less than in 2003.

Net operating revenue was 8.1% more than in 2003, at EUR 14,197.7 million.

Total costs (including depreciation and other operating income) increased 3.3%, largely due to the general expenses linked to the relaunching of business in some countries and the development of corporate projects. There was also a marginal perimeter effect resulting from Santander Consumer’s acquisitions.

Revenue growth double that of costs produced an improvement of 1.9 points in the efficiency ratio to 47.4% and a rise of 14.4% in net operating income to EUR 6,545.2 million (+18.8% excluding the exchange rate impact).

Income from equity-accounted holdings (net of dividends) amounted to EUR 540.4 million, 32.7% more than in 2003. This was largely due to the higher contributions from The Royal Bank of Scotland, Cepsa, Attijari Wafabank, Urbis and insurance companies.

Net provisions for loan-losses amounted to EUR 1,647.7 million, 10.2% more than in 2003, because of the larger volume of statistical provisions, as specific ones declined.

Accelerated amortisation of goodwill amounted to EUR 153.8 million, of which EUR 92.6 million was for Venezuela, EUR 57.5 million for Colombia and EUR 3.6 million for Banesto.

This compared with EUR 1,719.2 million in 2003, most of it for Banespa.

"Other income" for 2004 was EUR 850.3 million negative, including different allocations and provisions in order to continue to strengthen the balance sheet. This line also includes the gross charge of EUR 810 million for early retirements.

In 2003 "other income" was EUR 754.6 million positive as a result of the capital gains from the reduction in the stake in Vodafone, the sale of premises and the reclassification of Argentina’s country risk to loan-loss provisions and country risk.

As previously disclosed, EUR 218 million in "other income" was released in 2003 and reclassified to net loan-loss provisions as the level of country-risk coverage for Argentina increased from 50% to 75%, in accordance with Bank of Spain regulations. This reclassification had no impact on earnings.

Income from Group operations also records part of the extraordinary capital gains in both years (in 2004 almost all of it relates to The Royal Bank of Scotland, and in 2003, it also relates to The Royal Bank of Scotland and the sale of 24.9% of Serfin).

Because the extraordinary capital gains and allowances that were applied are recorded in different lines of the income statement, the performance between equity accounted income and income before taxes should be analysed on an aggregated basis.

Net allowances were – EUR 2,185.8 million in 2004, up from – EUR 1,504.0 million in 2003. The increase was due mainly to larger statistical provisions (EUR 272 million higher in 2004) and the difference of EUR 283 million between the gross charge for early retirements (recorded in "other income") and the net tax amount (offset by capital gains).

After deducting these provisions, taxes, minority interests and the cost of preferred shares, net attributable income on a cash-basis was 14.9% higher than in 2003 at EUR 3,600.7 million.

Excluding ordinary amortisation of goodwill (EUR 465.2 million, 11.0% less than in 2003), net attributable income was EUR 3,135.6 million, 20.1% higher than in 2003 and above the initial target set for the year, and again a new record.

Grupo Santander consolidated balance sheet

Total assets amounted to EUR 575,398 million and including off-balance sheet funds, in order to give an indication of the Group’s global dimension, the overall figure was EUR 715,393 million.

Loans and managed customer funds totalled EUR 342,177 million and EUR 538,042 million, respectively.

These figures include Abbey because, as already mentioned, the UK bank was consolidated (only the balance sheet) at

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	Grupo Santander	|	7
January - December 2004

Performance during the year

December 31, 2004. The acquisition of Abbey has produced a much more geographically diversified business structure for the Group. Continental Europe now accounts for 52% of total risks, the UK 38% and Latin America 10%.

In order to provide a like-for-like comparison of the Group’s performance, the balance sheet tables in this report also give the figures without Abbey, and all the comments are made on this basis.

Gross lending rose 15.1% to EUR 204,467 million (+17.7% excluding the impact of securitisations, the eight straight quarter of higher year-on-year growth). The increase for other resident sectors was 20.5%, discounting the impact of securitisations.

All countries in Europe registered strong growth, excluding the impact of securitisations. In Spain, lending by the Santander Central Hispano network rose 19% and the Banesto Group’s 23%. Portugal increased 4% and Santander Consumer 30%, due to the 19% rise at Hispamer, 32% for Italy and the consolidation of PTF, Elcon and Abfin.

Latin America registered growth of 25% in local currency, with notable rises in all countries: Brazil (+37%), Mexico (+27%), excluding the Fobaproa paper, and Chile (+19%).

The Group maintained high growth rates in the fourth quarter. In Spain, lending to companies and new mortgages continued to grow strongly. Loans to the resident sector increased 6.8% over September, while Latin America registered growth of 5.9% excluding the exchange rate effect.

Total on-balance sheet customer funds increased 11.7% to EUR 240,151 million. All items rose. Deposits excluding REPOs increased 7.3%, marketable securities 20.2% and subordinated debt 14.8%.

Off-balance sheet funds amounted to EUR 125,454 million, 15.2% more than in 2003. All three items performed well, increasing in both Spain as well as almost all the countries where the Group operates. Mutual funds rose 15.3%, pension plans 11.2% and managed portfolios 23.5%.

Summing up, on-and off-balance sheet funds rose 12.9% in euros to EUR 365,605 million (+14.5% excluding the exchange rate effect).

In Spain, total customer funds, excluding REPOS, rose 18.7%. On-balance sheet ones increased 22.0% and off-balance sheet mutual funds grew 14.6%, maintaining Santander’s leadership in Spain with a market share of more than 27%. Pension plans increased 10.9%.

On- and off-balance sheet funds in Latin America rose 13% in euros (+18% excluding the exchange rate impact). All countries performed well in local currency terms. Of note, in deposits, excluding REPOS, was growth of 71% in Venezuela, 29% in Colombia and 25% in Brazil. The rise in the region’s mutual funds was 20% excluding the exchange rate effect, with notable growth in Argentina, Mexico, Chile and Puerto Rico. All countries registered growth in pension plans (total increase of 15% excluding the exchange rate impact).

Goodwill pending amortisation (excluding Abbey) amounted to EUR 6,700 million. The net reduction was EUR 685 million (-9.3%) and was due to ordinary amortisation of goodwill, the elimination of the goodwill relating to the sale of the stake in The Royal Bank of Scotland and the early amortisation of EUR 154 million largely related to Venezuela and Colombia.

The acquisition of Abbey generated goodwill, in accordance with the International Financial Reporting Standards, of EUR 10,264 million. This brought Grupo Santander’s total goodwill at the end of 2004 to EUR 16,964 million.

As part of the operation to acquire Abbey, Grupo Santander issued 1,485,893,636 new shares at EUR 8.44 under a capital increase. This increased shareholders’ equity by EUR 12,541 million (EUR 743 million in capital and EUR 11,798 million in reserves).

After integrating Abbey in the Group’s financial statements, the Group’s equity, on the basis of BIS criteria, amounted to EUR 41,303 million. The surplus above the minimum requirement was EUR 15,852 million. The BIS ratio was 13.0%, with Tier I of 7.5% and core capital of 5.2%.

The sale in January 2005 of the remaining 2.57% stake in The Royal Bank of Scotland had a positive impact of 0.20 points on core capital and 0.23 points on the BIS ratio.

Risk management

Grupo Santander’s non-performing loans (NPLs) ratio at the end of 2004 was 1.05% and coverage 185%, once Abbey was integrated into the balance sheet

Excluding Abbey, as mentioned in other parts of this report and in order to be able to make like-for-like comparisons, the Group’s NPL ratio was 1.27%, virtually unchanged from the third quarter of 2004. The improvement over the course of the whole year was 28 b.p. (1.55% at the end of 2003).

NPL coverage rose 3 points during the fourth quarter to 208% (43 points for the whole year).

Specific loan-loss provisions, net of write-offs, were 11.2% less than in 2003 at EUR 693.6 million.

The Group’s NPL ratio in Spain remained at an all-time low of 0.65%, 22 b.p. better than at the end of 2003. Coverage reached 329% (+105 points).

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8	|	Grupo Santander
January - December 2004

Performance during the year

In Portugal, where economic growth is still weak, the NPL ratio stands at 3.1%, above the 2.3% at the end of 2003. This increase is affected by securitisation processes (including securitised amount the NPL ratio is 2.3%). Coverage was 111%, 14 points lower than in December 2003.

The NPL ratio of Santander Consumer, including Hispamer in Spain, CC-Bank Group in Germany and Finconsumo in Italy, inched up to 2.2%, due to a larger balance of doubtful loans in Germany. Coverage increased to 153% (+4 points).

Latin America’s NPL ratio fell by 1.3 points to 2.6%, largely thanks to the lower balances of bad debts in Argentina, Chile and Mexico. Coverage stood at 162%, a rise of one point during the fourth quarter and 37 points for the whole year.

Regarding market risk management, the total VaR (Value at Risk) of trading portfolios remained at the end of the fourth quarter at levels similar to those in the third quarter. The maximum level reached was US$22.3 million, caused by the rise in interest rates and increased volatility. The minimum level of VaR (US$17.4 million) was reached in the middle of November, as a result of reduced positions in Brazil and Mexico.

Dividends

The bank paid on November 1, 2004 its second interim dividend charged to 2004 earnings of EUR 0.0830 per share, and on February 1, 2005 a third interim dividend, also of EUR 0.0830 per share. In both cases, the payments are 7.1% higher than the equivalent ones for 2003 earnings.

The Board approved a fourth interim dividend of EUR 0.0842 per share as of May 1, 2005.

The total dividend for 2004 proposed by the Board, which if approved by the Shareholders’ Meeting, is of EUR 0.3332 per share, 10% more than for 2003. The holders of the new shares issued in November 2004 in connection with the acquisition of Abbey shares receive the third and fourth dividends, which entails an increase of EUR 250 million.

Exchange rates: 1 euro/currency parity

	Average (income statement)		Period-end (balance sheet)

	2004	2003	2004	2003

US$	1.2410	1.1293	1.3621	1.2630

Pound sterling	0.6780	0.6917	0.7050	0.7048

Brazilian real	3.6325	3.4593	3.6177	3.6646

New Mexican peso	14.0120	12.1770	15.2279	14.1772

Chilean peso	756.6815	778.6707	759.7110	748.3910

Venezuelan bolivar	2,336.1757	1,814.0590	2,611.9630	2,018.2857

Argentine peso	3.6564	3.3305	4.0488	3.7259

	Grupo Santander	|	9
January - December 2004

Performance during the year

10	|	Grupo Santander
January - December 2004

Consolidated financial report

Income statement

	2004		2003		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	18,103.8	5.04	17,203.7	5.07	900.1	5.23

Dividends	647.4	0.18	441.5	0.13	206.0	46.65

Interest expenses	(10,115.6)	(2.82)	(9,686.9)	(2.86)	(428.7)	4.43

Net interest revenue	8,635.7	2.41	7,958.3	2.35	677.4	8.51

Net fees and commissions	4,609.3	1.28	4,170.6	1.23	438.7	10.52

Basic revenue	13,245.0	3.69	12,128.9	3.58	1,116.1	9.20

Trading gains	952.7	0.27	998.8	0.29	(46.1)	(4.62)

Net operating revenue	14,197.7	3.95	13,127.7	3.87	1,070.0	8.15

Personnel and general expenses	(6,735.2)	(1.88)	(6,477.7)	(1.91)	(257.5)	3.98

a) Personnel expenses	(4,135.3)	(1.15)	(4,049.4)	(1.19)	(85.9)	2.12

b) General expenses	(2,599.9)	(0.72)	(2,428.3)	(0.72)	(171.6)	7.06

Depreciation	(735.0)	(0.20)	(762.8)	(0.23)	27.8	(3.65)

Other operating costs	(182.3)	(0.05)	(166.5)	(0.05)	(15.8)	9.48

Operating costs	(7,652.5)	(2.13)	(7,407.0)	(2.18)	(245.5)	3.31

Net operating income	6,545.2	1.82	5,720.7	1.69	824.5	14.41

Income from equity - accounted holdings	540.4	0.15	407.3	0.12	133.1	32.69

Less: Dividends from equity - accounted holdings	365.5	0.10	309.5	0.09	56.0	18.09

Earnings from Group transactions	466.2	0.13	955.6	0.28	(489.3)	(51.21)

Net provisions for loan - losses	(1,647.7)	(0.46)	(1,495.7)	(0.44)	(152.0)	10.16

Writedown of investment securities	(0.3)	(0.00)	0.7	0.00	(0.9)	—

Accelerated goodwill amortization	(153.8)	(0.04)	(1,719.2)	(0.51)	1,565.4	(91.06)

Other income	(850.3)	(0.24)	754.6	0.22	(1,604.9)	—

Income before taxes (cash-basis*)	4,899.8	1.36	4,624.0	1.36	275.8	5.97

Corporate tax	(766.8)	(0.21)	(869.4)	(0.26)	102.7	(11.81)

Net consolidated income (cash-basis*)	4,133.0	1.15	3,754.5	1.11	378.5	10.08

Minority interests	325.9	0.09	306.7	0.09	19.2	6.27

Dividend - preferred shareholders	206.4	0.06	314.5	0.09	(108.1)	(34.38)

Net attributable income (cash-basis*)	3,600.7	1.00	3,133.3	0.92	467.4	14.92

Ordinary goodwill amortization	(465.2)	(0.13)	(522.5)	(0.15)	57.3	(10.97)

Net attributable income	3,135.6	0.87	2,610.8	0.77	524.7	20.10

Note:
Average Total Assets	359,012.3		339,001.6		20,010.7	5.90

Average Shareholders’ Equity	19,627.5		18,035.0		1,592.4	8.83

(*) Before ordinary goodwill amortization.

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	Grupo Santander	|	11
January - December 2004

Consolidated financial report

Quarterly

	2003	2004

Million euros	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Interest revenues	4,197.4	4,185.8	4,507.7	4,593.5	4,816.8

Dividends	87.7	64.4	329.1	124.8	129.1

Interest expenses	(2,245.3)	(2,266.1)	(2,511.1)	(2,588.5)	(2,749.9)

Net interest revenue	2,039.8	1,984.2	2,325.8	2,129.8	2,196.0

Net fees and commissions	1,069.4	1,106.6	1,174.1	1,135.9	1,192.7

Basic revenue	3,109.2	3,090.8	3,499.8	3,265.8	3,388.7

Trading gains	158.6	270.5	164.9	264.8	252.6

Net operating revenue	3,267.8	3,361.3	3,664.7	3,530.5	3,641.2

Personnel and general expenses	(1,650.3)	(1,640.5)	(1,667.9)	(1,686.4)	(1,740.5)

a) Personnel expenses	(1,027.6)	(1,003.0)	(1,022.1)	(1,031.2)	(1,079.0)

b) General expenses	(622.7)	(637.4)	(645.8)	(655.1)	(661.5)

Depreciation	(195.2)	(177.7)	(182.1)	(184.0)	(191.2)

Other operating costs	(47.5)	(36.3)	(53.5)	(46.4)	(46.1)

Operating costs	(1,893.0)	(1,854.4)	(1,903.6)	(1,916.8)	(1,977.7)

Net operating income	1,374.8	1,506.9	1,761.1	1,613.7	1,663.5

Income from equity - accounted holdings	146.6	228.6	5.9	211.8	94.0

Less: Dividends from equity - accounted holdings	69.5	17.7	207.4	58.5	82.0

Earnings from Group transactions	251.2	(1.5)	(26.4)	(17.3)	511.4

Net provisions for loan - losses	(392.3)	(323.5)	(430.1)	(530.8)	(363.2)

Writedown of investment securities	(0.0)	(0.1)	(0.1)	(0.2)	0.2

Accelerated goodwill amortization	(1,020.1)	(2.4)	0.0	0.0	(151.3)

Other income	681.1	(155.0)	(26.8)	(18.5)	(650.1)

Ordinary income before taxes (cash-basis*)	1,041.2	1,252.9	1,283.6	1,258.7	1,104.6

Corporate tax	(170.9)	(239.8)	(230.2)	(231.8)	(64.8)

Net ordinary consolidated income (cash-basis*)	870.3	1,013.1	1,053.3	1,026.9	1,039.8

Minority interests	77.5	97.5	72.3	82.6	73.6

Dividend - preferred shareholders	67.9	57.9	54.8	41.5	52.1

Net ordinary attributable income (cash-basis*)	724.9	857.7	926.3	902.7	914.1

Ordinary goodwill amortization	(44.0)	(115.2)	(117.3)	(116.7)	(115.9)

Net ordinary attributable income	680.9	742.4	809.0	786.0	798.2

Extraord. income from capital gains and extraord. allowances	—	—	359.0	472.2	(831.3)

Net attributable income (including extraordinaries)	680.9	742.4	1,168.0	1,258.2	(33.1)

Note:
Average Total Assets	349,329.8	352,477.6	352,957.1	360,076.9	368,259.5

Average Shareholders’ Equity	17,537.4	19,091.8	19,410.0	18,098.7	21,317.6

(*) Before ordinary goodwill amortization.

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12	|	Grupo Santander
January - December 2004

Consolidated financial report

Average yields of assets and average cost of funds

	2004		2003

(%)	Weight	Av. rate	Weight	Av. rate

Central banks and Government debt securities	8.21	3.53	11.06	4.07

Due from banks	10.40	2.91	11.40	3.57

Loans:	51.98	5.70	49.36	6.18

Euros	40.79	4.51	37.92	4.99

Foreign currency	11.19	10.07	11.44	10.11

Investment securities	17.50	5.57	14.85	5.22

Other assets	11.91	—	13.33	—

Other revenue	—	0.69	—	0.52

Total	100.00	5.22	100.00	5.21

Due to banks	18.09	3.34	18.21	3.19

Customer deposits:	47.04	2.22	48.26	2.64

Euros	32.45	1.61	33.34	1.80

Foreign currency	14.59	3.58	14.92	4.50

Debt securities and subordinated debt:	16.58	4.10	14.38	4.14

Euros	11.40	3.71	8.65	3.91

Foreign currency	5.18	4.96	5.73	4.49

Net shareholders’ equity	6.36	—	5.88	—

Other liabilities	11.93	1.74	13.27	1.60

Other costs	—	0.28	—	0.20

Total	100.00	2.82	100.00	2.86

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	Grupo Santander	|	13
January - December 2004

Consolidated financial report

Net fees and commissions

			Variation

Million euros	2004	2003	Amount	(%)

Commissions for services	2,512.6	2,288.6	224.1	9.79

Credit and debit cards	559.6	484.8	74.8	15.43

Insurance	515.0	350.7	164.3	46.84

Account management	446.3	422.6	23.7	5.61

Commercial bills	300.9	406.7	(105.9)	(26.03)

Contingent liabilities	218.5	201.9	16.6	8.22

Other operations	472.3	421.8	50.5	11.98

Mutual & pension funds	1,587.1	1,297.0	290.1	22.37

Securities services	509.6	585.0	(75.4)	(12.90)

Total	4,609.3	4,170.6	438.7	10.52

Personnel and general expenses

			Variation

Million euros	2004	2003	Amount	(%)

Personnel expenses	4,135.3	4,049.4	85.9	2.12

General expenses:	2,599.9	2,428.3	171.6	7.06

Information technology	460.6	454.7	5.9	1.29

Communications	240.5	230.3	10.2	4.42

Advertising	289.4	211.4	78.0	36.87

Buildings and premises	442.4	437.4	5.0	1.14

Printed & office material	80.3	74.0	6.3	8.53

Taxes (other than income tax)	120.0	146.8	(26.8)	(18.25)

Other expenses	966.6	873.6	93.0	10.65

Total	6,735.2	6,477.7	257.5	3.98

Net loan-loss and country-risk provisions

			Variation

Million euros	2004	2003	Amount	(%)

Non-performing loans	1,929.2	1,720.2	209.0	12.15

Country-risk	127.0	133.0	(6.0)	(4.51)

Recovery of written-off assets	(408.6)	(357.5)	(51.1)	14.29

Net provisions	1,647.7	1,495.7	152.0	10.16

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14	|	Grupo Santander
January - December 2004

Consolidated financial report

Balance sheet

	2004		2003	Variation w/o Abbey

Million euros	w/o Abbey			Amount	(%)

Assets
Cash and central banks	8,786.5	8,106.3	8,907.4	(801.1)	(8.99)

Government debt securities	16,123.3	15,615.5	31,107.9	(15,492.4)	(49.80)

Due from banks	49,569.9	36,788.6	37,617.8	(829.3)	(2.20)

Loans	335,207.7	198,510.7	172,504.0	26,006.7	15.08

Investment securities	103,745.7	76,249.7	59,675.4	16,574.3	27.77

Fixed income	82,838.6	48,557.0	44,277.1	4,279.9	9.67

Equity	20,907.1	27,692.7	15,398.3	12,294.4	79.84

Shares and other securities	13,164.0	11,497.2	10,064.1	1,433.0	14.24

Equity stakes	2,697.1	2,661.7	4,266.4	(1,604.7)	(37.61)

Equity stakes in Group companies	5,045.9	13,533.8	1,067.8	12,466.1	—

Tangible and intangible assets	8,675.9	5,212.5	5,058.3	154.2	3.05

Treasury stock	104.2	104.2	10.2	94.0	925.90

Goodwill	16,964.2	6,700.3	7,385.2	(684.9)	(9.27)

Other assets	31,513.6	27,270.7	24,902.5	2,368.1	9.51

Prior years’ results from consolidated companies	4,706.8	4,692.4	4,621.8	70.6	1.53

Total assets	575,397.9	379,250.8	351,790.5	27,460.3	7.81

Liabilities
Due to banks	84,813.8	59,040.6	75,580.3	(16,539.7)	(21.88)

Customer deposits	293,845.7	173,842.2	159,335.6	14,506.6	9.10

Deposits	251,276.3	142,396.8	132,747.6	9,649.2	7.27

REPOs	42,569.4	31,445.4	26,588.0	4,857.4	18.27

Debt securities	84,007.2	53,432.7	44,441.2	8,991.5	20.23

Subordinated debt	20,194.1	12,875.7	11,221.1	1,654.6	14.75

Net provisions for risks and charges	15,345.0	13,219.1	12,727.7	491.4	3.86

Minority interests	8,539.2	5,972.9	5,439.5	533.4	9.81

Net consolidated income	3,667.9	3,667.9	3,232.0	435.9	13.49

Capital	3,127.1	3,127.1	2,384.2	742.9	31.16

Reserves	32,443.2	32,443.2	19,445.0	12,998.1	66.85

Other liabilities	29,414.7	21,629.6	17,983.9	3,645.6	20.27

Total liabilities	575,397.9	379,250.8	351,790.5	27,460.3	7.81

Other managed funds (off - balance sheet)	139,994.7	125,454.0	108,903.0	16,551.0	15.20

Mutual funds	94,125.2	92,778.9	80,502.0	12,276.9	15.25

Pension funds	34,872.9	21,678.5	19,494.8	2,183.7	11.20

Managed portfolios	10,996.5	10,996.5	8,906.1	2,090.4	23.47

Total managed funds	715,392.5	504,704.8	460,693.5	44,011.3	9.55

Contingent liabilities	33,937.4	32,968.9	30,514.2	2,454.7	8.04

Guarantees	30,915.4	29,946.9	27,273.9	2,673.0	9.80

Documentary credits	3,022.0	3,022.0	3,240.3	(218.4)	(6.74)

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	Grupo Santander	|	15
January - December 2004

Consolidated financial report

Loans

	2004		2003	Variation w/o Abbey

Million euros	w/o Abbey			Amount	(%)

Public sector	4,206.6	4,206.6	5,487.4	(1,280.8)	(23.34)

Private sector	123,760.9	123,760.9	103,515.6	20,245.3	19.56

Secured loans	60,267.8	60,267.8	47,999.6	12,268.2	25.56

Other loans	63,493.1	63,493.1	55,516.0	7,977.1	14.37

Non-resident sector	214,209.5	76,499.1	68,617.7	7,881.4	11.49

Secured loans	132,722.9	18,289.0	18,796.1	(507.1)	(2.70)

Other loans	81,486.6	58,210.2	49,821.6	8,388.5	16.84

Gross loans	342,177.0	204,466.6	177,620.7	26,845.9	15.11

Less: allowance for loan-losses	6,969.3	5,955.9	5,116.7	839.2	16.40

Net loans	335,207.7	198,510.7	172,504.0	26,006.7	15.08

Note: Doubtful loans	4,046.5	3,115.8	3,276.7	(160.9)	(4.91)

Public sector	2.4	2.4	0.9	1.5	167.00

Private sector	866.6	866.6	930.7	(64.1)	(6.89)

Non-resident sector	3,177.5	2,246.9	2,345.1	(98.3)	(4.19)

Customer funds

	2004		2003	Variation w/o Abbey

Million euros	w/o Abbey			Amount	(%)

Public sector	13,966.2	13,966.2	9,225.9	4,740.2	51.38

Private sector	82,170.0	82,170.0	77,918.9	4,251.1	5.46

Demand deposits	25,700.2	25,700.2	25,089.2	611.0	2.44

Saving accounts	18,602.3	18,602.3	17,823.4	778.8	4.37

Time deposits	19,474.4	19,474.4	18,640.1	834.3	4.48

REPOs	17,766.9	17,766.9	16,348.5	1,418.4	8.68

Other accounts	626.3	626.3	17.7	608.5	—

Non-resident sector	197,709.5	77,706.0	72,190.7	5,515.3	7.64

Deposits	180,609.5	71,730.0	65,885.5	5,844.6	8.87

REPOs	17,100.0	5,976.0	6,305.2	(329.3)	(5.22)

Total customer deposits	293,845.7	173,842.2	159,335.6	14,506.6	9.10

Debt securities	84,007.2	53,432.7	44,441.2	8,991.5	20.23

Subordinated debt	20,194.1	12,875.7	11,221.1	1,654.6	14.75

Total customer funds on balance sheet	398,047.0	240,150.6	214,997.9	25,152.7	11.70

Total managed funds (off-balance sheet)	139,994.7	125,454.0	108,903.0	16,551.0	15.20

Mutual funds	94,125.2	92,778.9	80,502.0	12,276.9	15.25

Spain	69,588.5	69,588.5	60,725.4	8,863.1	14.60

Abroad	24,536.7	23,190.4	19,776.6	3,413.8	17.26

Pension funds	34,872.9	21,678.5	19,494.8	2,183.7	11.20

Spain	7,375.4	7,375.4	6,652.7	722.7	10.86

Individuals	6,329.8	6,329.8	5,767.7	562.1	9.75

Abroad	27,497.5	14,303.1	12,842.1	1,461.0	11.38

Managed portfolios	10,996.5	10,996.5	8,906.1	2,090.4	23.47

Spain	2,916.5	2,916.5	2,450.5	466.0	19.02

Abroad	8,080.0	8,080.0	6,455.6	1,624.4	25.16

Total customer funds	538,041.7	365,604.5	323,900.8	41,703.7	12.88

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16	|	Grupo Santander
January - December 2004

Consolidated financial report

Credit risk management *

	2004		2003	Variation w/o Abbey

Million euros		w/o Abbey		Amount	(%)

Non-performing loans	3,948.4	3,017.8	3,222.5	(204.7)	(6.35)

NPL ratio (%)	1.05	1.27	1.55	(0.28)

Allowances for loan-losses	7,289.3	6,276.0	5,323.1	952.8	17.90

NPL coverage (%)	184.61	207.96	165.19	42.77

Ordinary non-performing loans **	2,674.5	2,427.9	2,712.2	(284.3)	(10.48)

NPL ratio (%) **	0.71	1.03	1.31	(0.28)

NPL coverage (%) **	272.55	258.49	196.26	62.23

(*)	Excluding country-risk

(**)	Excluding NPLs backed by residential mortgages

Note: NPL ratio: Non-performing loans / computable risk

Quarterly non-performing loans evolution

	2003	2004

Million euros	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Balance at beginning of period	3,461.4	3,222.5	2,857.9	2,871.8	2,928.3

+ Net additions *	71.2	65.5	262.9	293.1	1,129.4

- Write-offs	(310.1)	(430.1)	(249.0)	(236.6)	(109.3)

Balance at period-end	3,222.5	2,857.9	2,871.8	2,928.3	3,948.4

(*).- In Q4’04, EUR 930.6 million belong to Abbey

Country-risk management

	2004		2003	Variation

	Mill. euro	Mill. US$	Mill. US$	Amount	(%)

Risk (gross)	921.3	1,254.9	627.9	627.0	99.85

Allowances	301.0	410.0	513.0	(103.0)	(20.07)

Risk (net)	620.2	844.8	114.9	729.9	635.28

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	Grupo Santander	|	17
January - December 2004

Consolidated financial report

Grupo Santander. Derivative products as of December 2004*

					Total			Net replacement cost
Million dollars	< 1 year	1-5 years	5-10 years	>10 years	Total	Trading	Hedging	Total	Trading	Hedging

IRS	138,657	185,571	81,600	23,904	429,732	335,170	94,561	3,024	948	2,076

FRAs	29,062	—	—	—	29,062	29,055	7	8	8	—

Interest rate options	15,652	31,480	9,193	1,605	57,930	57,699	231	325	319	6

Asset Swaps	—	1,564	—	—	1,564	1,485	79	—	—	—

OTC interest subtotal	183,372	218,615	90,793	25,509	518,288	423,409	94,879	3,356	1,275	2,081

Currency forwards	63,476	6,397	351	—	70,223	10,519	59,705	(262)	109	(371)

Currency Swaps	3,835	7,628	8,419	1,634	21,516	3,945	17,571	(80)	(16)	(64)

Currency options	6,898	557	—	—	7,455	676	6,779	171	22	149

OTC foreign exch. subtotal	74,209	14,581	8,770	1,634	99,194	15,140	84,054	(171)	115	(286)

OTC debt options subtotal	1,205	—	—	—	1,205	1,194	12	7	7	—

OTC equity subtotal	10,502	19,511	610	—	30,623	2,247	28,376	1,466	95	1,371

Total	269,287	252,707	100,173	27,143	649,310	441,990	207,321	4,659	1,492	3,167

Trading portfolios*
Average VaR by region. Fourth quarter

	2004		2003

Million dollars	Avg.	Latest	Avg.

Total	19.8	20.6	17.8

Europe	3.9	3.3	5.7

USA	3.2	5.3	1.9

Latin America	19.2	19.6	15.6

Other	—	—	—

Trading portfolios*
VaR by product. Fourth quarter 2004

Million dollars	Min.	Avg.	Max.	Latest

Total trading
Total VaR	17.4	19.8	22.3	20.6

Diversification effect	(6.3)	(8.7)	(9.9)	(8.6)

Fixed income VaR	13.6	16.3	18.3	16.7

Equity VaR	1.2	2.1	3.1	2.1

Currency VaR	8.9	10.1	10.8	10.3

Back to Contents

18	|	Grupo Santander
January - December 2004

Consolidated financial report

Shareholder’s equity and capital ratios

			Variation

Million euros	2004	2003	Amount	(%)

Subscribed capital stock	3,127.1	2,384.2	742.9	31.16

Paid-in surplus	20,370.1	8,720.7	11,649.4	133.58

Reserves (includes net reserves
at consolidated companies)	7,366.3	6,102.5	1,263.8	20.71

Total primary capital	30,863.5	17,207.4	13,656.1	79.36

Net attributable income	3,135.6	2,610.8	524.7	20.10

Treasury stock	(104.2)	(10.2)	(94.0)	925.90

Distributed interim dividend	(791.6)	(739.1)	(52.5)	7.10

Shareholders’ equity at period-end	33,103.4	19,069.0	14,034.4	73.60

Interim dividend pending distribution	(519.1)	(369.6)	(149.6)	40.47

Final dividend	(526.6)	(335.7)	(190.9)	56.85

Shareholders’ equity after allocation of period-end results	32,057.6	18,363.7	13,693.9	74.57

Preferred shares	7,393.4	4,484.9	2,908.6	64.85

Minority interests	1,678.0	1,575.8	102.2	6.49

Shareholders’ equity and minority interests	41,129.1	24,424.4	16,704.7	68.39

Basic capital (Tier I)	23,830.8	16,951.2	6,879.6	40.58

Supplementary capital	17,471.8	8,570.2	8,901.7	103.87

Eligible capital	41,302.7	25,521.4	15,781.2	61.84

Risk weighted assets (BIS criteria)	318,133.2	205,253.4	112,879.8	55.00

BIS ratio	12.98	12.43	0.55

Tier I	7.49	8.26	(0.77)

Excess (amount)	15,852.0	9,101.1	6,750.9	74.18

Rating agencies

	Long-term	Short-term	Financial strength

Moody’s	Aa3	P1	B

Standard & Poor’s	A+	A1

Fitch Ratings	AA-	F1+	B

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	Grupo Santander	|	19
January - December 2004

Report by business areas

Report by business areas

Grupo Santander maintained in 2004 the presentation criteria applied in 2003 and in order to facilitate comparisons between quarters the previous business areas have also been kept, without incorporating Abbey into any of them. Abbey’s information is in a separate section.

The income statements and balance sheets of each business area are drawn up by aggregating the Group’s basic operating units. The information covers both the accounting data of the units that comprise each area as well as that from the information management systems. In all cases, the financial statements are adapted to Spanish regulations and incorporate the adjustments so that like-for-like comparisons and/or the applicable consolidation adjustments can be made.

All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking in Europe and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking in Europe is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weigh the regulatory capital for Corporate Banking in Europe downward (50%) and upward (50%) in Latin America.

The Group’s institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

Some adjustments with regard to 2003 figures have been made, with a marginal impact, arising from the change of dependency of some business units, which affect Santander Consumer. The business areas’ definitions and contents are as follows:

•	European Retail Banking: This covers the banking activities of the different networks and specialised units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. The area is made up of four units: Santander Central Hispano Retail Banking, Banesto, Portugal and Santander Consumer.

•	Banesto (included in European Retail Banking): This covers Banesto’s contribution to the Group, after applying the aforementioned criteria. As a result, the figures do not coincide with those published by Banesto.
•	Retail Banking Latin America: This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channelled through specialised business units.

In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. The amortisation of goodwill, which is beyond the Group’s management of business, and country-risk provisions are included in Financial Management and Equity Stakes.

•	Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialised units in Spain and abroad. In both cases the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking: This area covers Santander Central Hispano’s Corporate Banking in Spain, the rest of Europe and New York, the treasury units in Madrid and New York, as well as investment banking businesses throughout the world.

•	Financial Management and Equity Stakes: This area is responsible for the centralised activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio, and management of liquidity and shareholders’ equity through issues and securitisations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the accelerated amortisation of goodwill and country-risk but, as previously stated, not the costs related to the Group’s central services.

The area also includes, on a temporary basis, businesses that are being wound down or closed in order not to distort the other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the total income of Portugal and Latin America continues to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

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20	|	Grupo Santander
January - December 2004

Report by business areas

Income statement and balance sheet by operating business areas

	European Retail Banking				Retail Banking Latin America

Million euros	2004	2003	(%)		2004	2003	(%)

Income statement
Net interest revenue	4,952.0	4,633.1	6.88		3,369.7	2,965.3	13.64

Net fees and commissions	2,347.0	2,115.4	10.95		1,201.3	1,036.0	15.96

Basic revenue	7,298.9	6,748.4	8.16		4,571.0	4,001.3	14.24

Trading gains	276.7	175.7	57.50		204.5	501.3	(59.20)

Net operating revenue	7,575.6	6,924.1	9.41		4,775.5	4,502.6	6.06

Personnel and general expenses	(3,216.9)	(3,168.0)	1.54		(2,638.8)	(2,470.0)	6.83

a) Direct	(2,754.5)	(2,732.3)	0.81		(2,504.2)	(2,339.1)	7.06

Personnel expenses	(1,996.1)	(1,992.1)	0.20		(1,330.3)	(1,270.4)	4.71

General expenses	(758.3)	(740.1)	2.46		(1,173.9)	(1,068.6)	9.85

b) Indirect	(462.4)	(435.7)	6.12		(134.6)	(131.0)	2.78

Depreciation	(366.1)	(365.7)	0.12		(282.7)	(280.9)	0.64

Other operating costs	(74.0)	(61.0)	21.34		(112.8)	(98.0)	15.08

Net operating income	3,918.7	3,329.5	17.70		1,741.2	1,653.6	5.30

Income from equity - accounted holdings	113.1	87.9	28.67		3.7	(4.8)	—

Net provisions for loan - losses	(1,040.0)	(895.0)	16.20		(286.7)	(340.6)	(15.83)

Other income	67.5	57.3	17.72		(182.6)	74.3	—

Income before taxes	3,059.2	2,579.7	18.59		1,275.6	1,382.5	(7.73)

Net consolidated income	2,225.4	1,862.7	19.48		1,200.1	1,197.4	0.22

Net attributable income	2,120.3	1,761.6	20.36		1,038.6	1,064.5	(2.43)

Balance sheet
Loans	144,273.9	125,137.2	15.29		33,691.5	28,234.7	19.33

Government securities	4,315.7	4,009.4	7.64		—	—	—

Due from banks	29,858.2	31,512.5	(5.25)		15,347.7	16,480.6	(6.87)

Investment securities	13,664.0	9,636.3	41.80		25,773.3	20,896.3	23.34

Tangible and intangible assets	3,037.1	2,979.6	1.93		1,384.6	1,435.7	(3.56)

Other assets	7,979.3	7,466.7	6.86		10,129.1	9,567.1	5.87

Total Assets / Liabilities	203,128.2	180,741.7	12.39		86,326.1	76,614.3	12.68

Customer deposits	98,011.7	93,282.1	5.07		39,698.9	35,851.3	10.73

Debt securities	20,398.1	13,035.9	56.48		5,117.8	4,397.9	16.37

Subordinated debt	1,662.0	1,211.5	37.19		725.2	531.8	36.36

Due to banks	42,624.1	39,501.3	7.91		29,764.1	25,414.3	17.12

Other liabilities	28,387.8	23,874.2	18.91		7,087.3	6,785.1	4.45

Capital assigned	12,044.6	9,836.9	22.44		3,932.9	3,633.9	8.23

Other managed funds (off - balance sheet)	68,863.6	61,716.8	11.58		31,736.3	27,765.0	14.30

Mutual funds	58,788.6	53,066.9	10.78		14,385.3	12,258.3	17.35

Pension funds	7,540.4	6,842.4	10.20		13,356.7	11,972.5	11.56

Managed portfolios	2,534.6	1,807.5	40.23		3,994.3	3,534.2	13.02

Customer funds	188,935.3	169,246.3	11.63		77,278.1	68,545.9	12.74

Total managed funds	271,991.7	242,458.6	12.18		118,062.4	104,379.2	13.11

Ratios (%) and other data
ROE	19.50	19.51	(0.01 p.	)	26.87	28.90	(2.03 p. )

Efficiency ratio	42.46	45.75	(3.29 p.	)	55.26	54.86	0.40 p.

Recurrence ratio	72.96	66.77	6.19 p.		45.53	41.94	3.58 p.

NPL ratio	1.06	1.09	(0.03 p.	)	2.58	3.90	(1.32 p. )

NPL coverage	235.33	209.82	25.51 p.		163.53	125.06	38.47 p.

Number of employees (direct and assigned)	40,703	41,643	(2.26%	)	52,107	52,229	(0.23% )

Number of branches	5,180	5,090	1.77%		3,874	3,894	(0.51% )

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	Grupo Santander	|	21
January - December 2004

Report by business areas

Income statement and balance sheet by operating business areas

Asset Management and Private Banking			Global Wholesale Banking

2004	2003	(%)	2004	2003	(%)	Million euros

						Income statement
123.1	93.6	31.49	401.5	379.1	5.90	Net interest revenue

725.9	677.1	7.21	335.7	330.7	1.51	Net fees and commissions

849.0	770.7	10.16	737.2	709.8	3.86	Basic revenue

22.1	28.1	(21.36)	81.2	76.3	6.40	Trading gains

871.0	798.7	9.05	818.3	786.1	4.10	Net operating revenue

(368.7)	(351.4)	4.91	(376.7)	(373.7)	0.80	Personnel and general expenses

(349.4)	(333.8)	4.68	(292.8)	(295.0)	(0.72)	a) Direct

(222.3)	(211.7)	5.04	(188.6)	(197.2)	(4.38)	Personnel expenses

(127.1)	(122.1)	4.07	(104.2)	(97.7)	6.65	General expenses

(19.3)	(17.6)	9.29	(83.9)	(78.7)	6.53	b) Indirect

(23.3)	(29.4)	(20.83)	(27.0)	(27.3)	(1.27)	Depreciation

0.0	(1.3)	—	(1.9)	(1.8)	6.61	Other operating costs

479.1	416.6	14.99	412.7	383.2	7.69	Net operating income

56.0	69.5	(19.40)	—	(4.0)	(100.00)	Income from equity - accounted holdings

(9.2)	(4.1)	122.96	21.5	(43.3)	—	Net provisions for loan - losses

(9.1)	(6.3)	44.23	3.6	(30.3)	—	Other income

516.7	475.6	8.64	437.8	305.7	43.22	Income before taxes

361.9	336.8	7.46	333.4	229.0	45.58	Net consolidated income

351.1	319.6	9.87	331.1	225.6	46.80	Net attributable income

						Balance sheet
2,154.0	1,548.7	39.09	17,639.8	16,356.9	7.84	Loans

4.4	4.5	(1.40)	4,335.9	4,869.6	(10.96)	Government securities

5,058.8	6,036.1	(16.19)	37,621.5	26,244.8	43.35	Due from banks

1,185.2	845.3	40.20	6,238.2	6,406.4	(2.63)	Investment securities

58.9	52.9	11.18	149.6	128.0	16.94	Tangible and intangible assets

331.8	468.5	(29.17)	8,205.0	8,081.6	1.53	Other assets

8,793.1	8,956.0	(1.82)	74,190.2	62,087.3	19.49	Total Assets / Liabilities

5,859.7	6,136.2	(4.51)	28,428.5	20,430.2	39.15	Customer deposits

—	—	—	1,850.0	508.5	263.83	Debt securities

—	—	—	—	32.4	(100.00)	Subordinated debt

1,636.5	1,405.6	16.43	25,556.4	20,477.1	24.80	Due to banks

776.6	821.2	(5.44)	16,663.8	19,073.5	(12.63)	Other liabilities

520.3	593.0	(12.25)	1,691.5	1,565.7	8.04	Capital assigned

23,767.8	18,387.1	29.26	1,067.7	1,034.0	3.25	Other managed funds (off - balance sheet)

19,166.5	14,735.2	30.07	438.5	441.7	(0.71)	Mutual funds

134.0	104.3	28.47	628.8	575.6	9.25	Pension funds

4,467.2	3,547.7	25.92	0.4	16.8	(97.90)	Managed portfolios

29,627.5	24,523.4	20.81	31,346.2	22,005.1	42.45	Customer funds

32,560.9	27,343.2	19.08	75,257.9	63,121.3	19.23	Total managed funds

						Ratios (%) and other data
63.67	61.12	2.55 p.	20.87	13.32	7.55 p.	ROE

42.33	43.99	(1.67 p. )	46.03	47.54	(1.51 p. )	Efficiency ratio

196.89	192.68	4.21 p.	89.11	88.49	0.62 p.	Recurrence ratio

0.71	0.19	0.52 p.	0.39	0.70	(0.31)	NPL ratio

217.09	758.38	(541.29 p. )	430.15	308.38	121.77 p.	NPL coverage

6,735	6,606	1.95%	2,223	2,288	(2.84% )	Number of employees (direct and assigned)

171	189	(9.52% )	18	26	(30.77% )	Number of branches

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22	|	Grupo Santander
January - December 2004

Report by business areas

European Retail Banking

	Santander Central Hispano		Banesto			Santander Consumer		Portugal

Million euros	2004	(%)	2004	(%)		2004	(%)	2004	(%)

Income statement
Net interest revenue	2,005.5	(2.88)	1,142.8	7.92		1,163.7	32.51	640.0	4.38

Net fees and commissions	1,487.2	13.00	502.4	8.65		97.3	12.59	260.2	12.13

Basic revenue	3,492.6	3.30	1,645.1	8.14		1,261.0	30.72	900.2	6.50

Trading gains	146.7	188.80	74.5	30.37		45.8	(24.62)	9.8	38.31

Net operating revenue	3,639.3	6.05	1,719.6	8.95		1,306.8	27.45	910.0	6.77

Personnel and general expenses	(1,565.5)	0.40	(783.9)	2.50		(463.8)	13.41	(403.6)	(2.21)

a) Direct	(1,164.9)	(1.80)	(755.7)	2.32		(445.8)	14.83	(388.0)	(2.55)

Personnel expenses	(975.2)	(1.19)	(557.7)	2.29		(209.7)	7.98	(253.5)	(0.94)

General expenses	(189.7)	(4.80)	(198.0)	2.41		(236.1)	21.69	(134.5)	(5.45)

b) Indirect	(400.6)	7.41	(28.2)	7.44		(18.0)	(13.09)	(15.6)	7.22

Depreciation	(174.3)	(2.14)	(97.7)	(3.39)		(34.8)	19.99	(59.4)	5.85

Other operating costs	(39.9)	8.30	(22.1)	10.97		(1.3)	74.14	(10.7)	208.74

Net operating income	1,859.6	12.19	815.9	17.81		806.8	37.54	436.4	14.81

Income from equity - accounted holdings	—	—	91.0	22.30		22.1	63.83	—	—

Net provisions for loan - losses	(425.7)	14.52	(199.9)	16.63		(300.6)	32.42	(113.8)	5.64

Other income	14.1	288.89	54.4	100.72		(10.9)	—	9.9	(49.80)

Income before taxes	1,448.0	12.30	761.5	22.28		517.4	35.10	332.4	13.84

Net consolidated income	1,041.4	12.25	533.6	22.27		359.4	40.75	291.0	16.94

Net attributable income	1,041.4	12.40	470.1	23.74		359.0	44.89	249.9	17.22

Balance sheet
Loans	66,837.3	11.37	39,540.1	26.53		22,696.1	38.34	15,200.3	(12.98)

Government securities	—	—	4,315.7	7.64		—	—	—	—

Due from banks	91.7	326.52	13,364.2	5.83		5,485.5	(8.55)	10,916.8	(15.14)

Investment securities	1.0	(13.02)	3,869.0	(8.82)		141.3	(4.43)	9,652.7	84.07

Tangible and intangible assets	1,599.4	(0.79)	783.5	(0.29)		119.4	25.62	534.8	9.91

Other assets	784.8	(9.46)	4,610.5	2.93		1,123.1	32.56	1,460.8	14.72

Total Assets / Liabilities	69,314.1	10.88	66,483.1	15.83		29,565.5	25.84	37,765.4	1.15

Customer deposits	42,652.9	0.53	30,994.3	8.23		11,517.0	23.52	12,847.5	(0.36)

Debt securities	2,248.6	480.34	11,400.8	101.49		2,786.7	(3.56)	3,961.9	(3.38)

Subordinated debt	—	—	1,243.0	63.11		115.5	(13.41)	303.4	(3.97)

Due to banks	14.5	(95.63)	13,076.8	(5.74)		11,764.1	41.71	17,768.6	4.59

Other liabilities	18,844.3	27.98	6,749.1	15.21		1,439.6	(5.38)	1,354.8	(23.71)

Capital assigned	5,553.8	19.63	3,019.1	15.80		1,942.4	46.74	1,529.3	21.04

Other managed funds (off - balance sheet)	47,384.8	11.09	13,108.2	11.60		242.8	32.90	8,127.8	13.94

Mutual funds	42,141.5	11.22	11,398.9	10.34		218.8	31.46	5,029.3	7.43

Pension funds	5,243.3	10.01	1,326.6	11.45		24.0	47.65	946.4	8.83

Managed portfolios	—	—	382.6	70.19		—	—	2,152.0	35.98

Customer funds	92,286.3	7.98	56,746.3	21.24		14,662.1	17.01	25,240.6	3.26

Total managed funds	116,698.9	10.96	79,591.3	15.11		29,808.3	25.89	45,893.2	3.20

Ratios (%) and other data
ROE	20.78	(1.62p. )	16.79	1.22 p.		22.02	0.83 p.	17.42	0.54	p.

Efficiency ratio	43.02	(2.42p. )	45.59	(2.87p.	)	35.50	(4.39p. )	44.35	(4.07p.	)

Recurrence ratio	94.99	10.59 p.	64.08	3.63 p.		20.97	(0.15p. )	64.47	8.24 p.

NPL ratio	0.55	(0.18p. )	0.55	(0.11p.	)	2.22	0.10 p.	3.14	0.84 p.

NPL coverage	399.41	136.54 p.	391.76	52.44 p.		153.48	3.78 p.	111.35	(14.09p.	)

Number of employees (direct and assigned)	19,371	(6.63% )	9,801	(1.54%	)	5,234	31.15%	6,297	(8.74%	)

Number of branches	2,571	0.90%	1,683	(0.36%	)	256	39.89%	670	0.00%

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	Grupo Santander	|	23
January - December 2004

Report by business areas

European Retail Banking

European Retail Banking performed well in 2004. Net attributable income rose 20.4%, fuelled by a 17.7% increase in net operating income as a result of higher revenues than in 2003 and almost flat costs.

This performance reflected stronger activity, particularly lending, which grew 19% (excluding securitisations), and gains in efficiency (3.3 points) and productivity (the business volume per employee rose 18% and income per employee increased 23%).

Abbey is not included in the figures for European Retail Banking in order to facilitate year-on-year comparisons, as explained on page 19 of this report. Further detail on Abbey is set out at pages 34 and 35 below.

Net interest revenue was EUR 4,952.0 million, 6.9% more than in 2003, because of the net effect of the rise in business volumes and the squeezing of spreads caused by lower interest rates in some countries.

Net fees and commissions increased 10.9% to EUR 2,347.0 million. All sub-areas grew, notably Santander Central Hispano Retail Banking (+13.0%), Santander Consumer (+12.6%) and Portugal (+12.1%).

The higher trading gains reflect the greater distribution of products to clients, notably hedging of interest rates and exchange rates, and consolidation of the capital gains of mutual funds.

Net operating revenue rose 9.4%, which combined with costs that remained almost flat and a good performance by all units, improved the efficiency ratio by 3.3 points to 42.5% from 45.8% in 2003.

Net operating income of EUR 3,918.7 million was 17.7% higher than in 2003. Net provisions for loan-losses increased 16.2%, due to more generic and statistical provisions as a result of greater lending. Specific provisions fell because of the excellent credit risk quality.

Net attributable income amounted to EUR 2,120.3 million, 20.4% more than in 2003. ROE remained unchanged at 19.5%.

Quarterly performance improved. In the fourth quarter, the area’s net operating income surpassed EUR 1 billion for the first time, with higher net interest revenue (for the third quarter running), basic revenue and operating revenue.

Of note in business activity was the 15% growth in lending (+19% excluding securitisations) and 12% in managed customer funds.

In lending, Banesto Retail and the Santander Central Hispano

Network registered growth of 31% and 19%, respectively (excluding the impact of securitisation). Growth in mortgages and in loans to companies was over 23% in both cases. Lending by Santander Consumer rose 30% and fell in Portugal due to securitisation (+4% eliminating this effect). The focus on attracting funds resulted in an increase in mutual funds (+11%) and pension plans (+10%), as well as in deposits which grew 5%.

Santander Central Hispano Retail Banking

Santander Central Hispano Retail Banking generated net attributable income of EUR 1,041.4 million in 2004, 12.4% higher than in 2003. The fourth quarter figure was a record EUR 276.9 million, 12.4% higher than the third quarter and 14.0% higher than the fourth quarter of 2003.

As well as the significant growth in net attributable income, the quality of its components was noteworthy. Net interest revenue rose for the third straight quarter and net fees and commissions and trading gains kept up a good pace of growth, while costs continued to be contained.

This growth was due to the greater business activity, reflected in a 19% rise in lending and 8% in customer funds. Business growth was also solid and sustained during the whole year as well as diversified.

Mortgages grew 23%, loans and credits 13%, leasing and renting 30% and commercial bills 9%. In funds, deposits increased 5%, mutual funds 11% and pension plans 10%. The same happened by customer segments, with lending to companies and institutions up 21% and 17% to individual customers and private banking, while funds rose 15% and 6%, respectively.

Management of spreads in lending and funds depended to a large extent on the performance of market interest rates, flat during the year and downward in some periods. In this scenario it was necessary to offset the fall in spreads with greater business and commissions.

Net interest revenue was EUR 2,005.5 million, 2.9% lower than in 2003 (due to the interest rate performance). The fourth quarter figure of EUR 526.7 million was the highest (6.3% more than the third quarter and strengthening the recovery trend seen in previous quarters).

The decline in net interest revenue was partially offset by financial commissions and for services (+12.6% and +13%) and by trading gains from customers (+188.8%).

Growth came from the strong activity in already consolidated businesses. Commissions from mutual funds and pension plans increased 11.6%, from cards 10.3% and from mortgages 6% (even though 2003 was the year when the "Superoportunidad" range was launched), while in the most innovative and high potential businesses, those from insurance

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24	|	Grupo Santander
January - December 2004

Report by business areas

jumped 76.9% and the revenue from futures and options on interest and exchange rates and capital gains from mutual funds amounted to more than EUR 110 million.

The recurrence ratio (non-financial commissions/costs) reached 95.0% and more than 100% including trading gains of customers.

Net interest revenue, commissions and trading gains produced operating revenue of EUR 3,639.3 million, 6.1% more than in 2003 and consolidating the upward trend. The fourth quarter figure of EUR 956.5 million was the highest of the year and well above all the quarters of 2003.

Costs remained almost flat (+0.4%) and so were lower in real terms. Thanks to balanced management of revenues and costs, net operating income was 12.2% higher at EUR 1,859.6 million and the efficiency ratio was 43.0%, 2.4 points better than in 2003.

Loan-loss provisions rose 14.5%, due to the growth in lending. Specific provisions declined 29% and generic and statistical ones increased 25%.

The credit risk quality was excellent, underscored by a ratio of non-performing loans of 0.55% and coverage of 399%.

In short, 2004 was a good year for Santander Central Hispano Retail Banking, which contributed net attributable income of EUR 1,041.4 million to the Group, 12.4% more than in 2003.

The main factors at play were the customer-oriented Da Vinci business model, the capacity of innovation in products and services, the consolidation of the network’s own sales culture and the clear focus on improvements in efficiency and productivity.

A result of these factors was the success achieved in mortgages, where the "Superoportunidad" range repeated 2003’s figure of EUR 11,700 million. Also, the strong performance in mutual funds, where, of note, was the placement EUR 8,000 in "Supergestión". Both products consolidated significant market share in Retail Banking.

Also of note was the "Tarjeta Única" campaign. The collaboration agreement with the Repsol Autoclub offers excellent services as well as economic advantages. The acceptance rate was very high and 50% are new or replacing inactive members.

Summing up, Santander Central Hispano Retail Banking faces 2005 with the ambition of continuing the upward growth path of business and income, strengthening its business model (integral customer management). The i-06 Plan, which places strategic emphasis on the most recurrent businesses and segments, such as capturing and retaining companies. particularly SMEs and micro companies, professionals, the self-employed, shops, cards, insurance and lending to households, will contribute to this.

Banesto

The Banesto Group enjoyed a good year in 2004, with growth in business and earnings. This enabled it to surpass the goals set for the year in terms of gains in market share and efficiency, credit risk quality and profitability.

As in the other business areas, Banesto’s income statement has been drawn up in accordance with the criteria set out on page 19 of this Report, as a result of which these figures are not the same as the ones published independently.

The extraordinary allocation for pensions in 2004 is included, together with the rest made for this concept in other Group units, in Financial Management and Equity Stakes.

Banesto, like the Group’s other units, did not make an allocation for this concept in prior years charged to earnings but against free available reserves, as it had Bank of Spain permission, like the rest of the banking sector, to do so. This changed in 2004, however.

Net interest revenue increased 7.9% to EUR 1,142.8 million, the result of both the rise in business as well as management of prices and customers.

Net fees and commissions grew 8.6% to EUR 502.4 million. Commissions for services increased 9.1% where the ones related to the handling of mutual and pension funds rose 11.8%, in line with the volume of funds managed, thanks to defence of the average commission received.

Trading gains were EUR 74.5 million, 30.4% more than in 2003, and basically due to the distribution of treasury products to customers, which were once again the main component.

As a result, net operating revenue rose 8.9% to EUR 1,719.6 million.

Personnel and general expenses increased 2.5%, meeting the goals set, and together with the growth in net operating revenue, produced a further improvement in the efficiency ratio to 45.6% from 48.5% in 2003.

Net operating income was 17.8% higher at EUR 815.9 million.

Income from equity-accounted holdings and Group operations increased 20.2% to EUR 95.9 million. This was due both to the higher ordinary earnings of the companies that consolidate by this method as well as to income from divestments.

Net provisions for loan-losses rose 16.6% to EUR 199.9 million. The allocation for specific provisions was EUR 38.6 million, 9% less than in 2003, and together with the growth in lending underscores Banesto’s credit risk quality.

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Grupo Santander	|	25
January - December 2004

Report by business areas

Net extraordinary income was EUR 49.7 million, up from EUR 21.1 million in 2003.

Income before taxes was 22.3% higher at EUR 761.5 million. Net attributable income rose 23.7% to EUR 470.1 million. Both increases were Banesto’s highest in recent years.

Lending, adjusted for the impact of securitisation, increased 23% to EUR 41,956 million, with significant growth in all types and segments.

Moreover, this growth was combined with preserving credit risk quality. The ratio of non-performing loans (NPLs) fell to 0.55% at the end of 2004 from 0.66% a year earlier. Coverage rose from 339% to 392%.

Total customer funds amounted to EUR 56,746 million, 21% more than in 2003. On-balance sheet customer funds grew 24% and off-balance sheet funds 12%.

Total market share (loans and customer funds) reached 8.85%, with a year-on-year increase of 0.38 points.

Santander Consumer

As part of its selective strategic expansion plan for consumer financing in Europe, Santander Consumer Germany acquired Abfin BV, a financing and leasing company based in Wassenaar, the Netherlands, in the fourth quarter of 2004. This brought Santander Consumer’s presence in Europe to 11 countries.

Abfin has EUR 285 million of assets, of which 54% are auto financing, 26% leasing and 20% consumer finance. Its market share in independent auto financing in the Netherlands is estimated at 10%.

Santander Consumer’s new lending amounted to EUR 15,300 million, 30% more than in 2003 including the acquisitions of PTF in the second quarter, Elcon in the third and Abfin in the fourth. Excluding these acquisitions, growth would have been 23%. Total managed assets amounted to EUR 26,800 million.

Of note was the 24% organic growth in auto financing, well above the rise in the sale of cars in Europe and so achieving a gain in market share. Also noteworthy was the 36% increase in consumer finance and cards. The main traditional markets registered high lending growth: Spain and Portugal +25%; Italy +36% and Germany +19%.

The increase in lending was combined with a ratio of non-performing loans of 2.2% and an improvement in coverage of four points to 153%.

Net operating revenue increased 27.4% to EUR 1,306.8 million. Deducting provisions, the figure was 26.0% higher at EUR 1,006.2 million, reinforcing the plan of growth with quality assets.

As a result of revenue growth double that of costs, the efficiency ratio improved to 35.5%, 4.4 points better than in 2003, and produced a rise of 37.5% in net operating income.

Net attributable income rose 44.9% to EUR 359.0 million. Excluding the new units acquired in Norway, Poland and the Netherlands, growth was 37.5%.

Portugal

Santander Totta generated net attributable income of EUR 289.5 million, 15.3% more than in 2003. The efficiency ratio was 43.4% and ROE reached 18.7%. Retail banking generated 86% of net attributable income, which was 17.2% higher.

These results were achieved in a year when the Portuguese economy grew moderately (estimated 1%), following a period of recession.

All retail banking revenue lines grew, due to greater business volumes and an adequate policy of prices and customers which pushed up net interest revenue by 4.4% and basic revenue by 6.5% over 2003.

Net fees and commissions continued to grow strongly, particularly those related to mutual funds (+22%), mortgages (+34%), insurance (+28%) and cards (+19%). Overall growth was 12.1%.

Revenue growth together with another excellent year in costs (personnel and general expenses declined 2.2%) improved the efficiency ratio to 44.4% from 48.4% in 2003. Net operating income increased 14.8%.

Total lending declined 13%, due to the balances of securitised assets. Eliminating this effect, growth was 4%. Of note in lending were rises (excluding securitisations) of 12% in mortgages, 16% in consumer credits and 45% in credit cards.

The ratio of non-performing loans was 3.1%, higher than in 2003 because of the aforementioned securitisation operations. Excluding them, the NPL ratio was 2.3%. Coverage was 111%.

The strongest growth in funds came from time deposits (+7%) and off-balance sheet funds (+14%).

In July, for the third year running, Euromoney and Exame chose Santander Totta as the best bank in Portugal.

Total Portugal

Million euros	2004	Var. (%)

Net attributable income "proforma"	289.5	15.30

Retail Banking	249.9	17.22

Global areas	39.6	4.51

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26	|	Grupo Santander
January - December 2004

Report by business areas

Latin America

Latin American economies recovered strongly in 2004, thanks to growth in domestic demand and the robust expansion of the global economy. With inflation under control, despite a rise at the end of the year, the region’s average GDP growth was 5.8%, the highest of the last 20 years.

This internal and external strength enabled Latin America to increase its ratio of exports and thus improve the trade and current account balances. The fiscal situation was also better (higher receipts and contained expenditure). All of this increased the capacity of non-traumatic adjustment to a foreseeable change in the international interest rate cycle, which in 2004 produced notable currency stability in the region.

Retail Banking Latin America generated net attributable income of EUR 1,038.6 million, 2.4% lower than in 2003 (+7.4% excluding the exchange rate impact). Net consolidated income, not affected by the changes in minority shareholders, increased 9.8% excluding the exchange rate impact. Total net attributable income from all activities in the region was EUR 1,284.8 million, 2.6% lower than in 2003, but 6.6% higher excluding the exchange rate impact.

Grupo Santander is the leading financial franchise in Latin America by on-balance sheet business volume and by net attributable income. By year end the Group has 4,010 branches and 57,156 employees. Grupo Santander’s business model for Latin America is clearly focused on the customer, highly segmented, backed by technology and with adequate management of costs and risks. The Group focused in 2004 on business growth and development of recurrent revenues.

The following factors should be taken into account when analyzing the financial information in Latin America:

•	In February 2003, 24.9% of Grupo Santander Serfin was sold, affecting year-on-year comparisons of net attributable income.

•	Argentina’s improved economic and financial expectations made it advisable to use the fund established in prior years to cover the deficit of provisions arising from applying Spanish accounting criteria to the Argentine subsidiaries. With this adjustment, the Group’s assets in Argentina have

Total Latin America

		Variation (%)
Million euros	2004	Total	w/o ER

Income before taxes	1,628.4	(7.03)	1.57

Net consolidated income	1,459.1	(0.80)	8.30

Net attributable income "proforma"	1,284.8	(2.55)	6.61

Retail Banking	1,038.6	(2.43)	7.36

Global areas	246.2	(3.08)	3.49

been cleaned up in accordance with Spanish rules and ring fencing of income is no longer needed. Argentina made a positive contribution in 2004.

•	The earnings performance in euros continued to be affected by exchange rates, although to a lesser extent than in other years. The appreciation of the Brazilian real and the Chilean peso (in average exchange rates) meant that the region’s currencies as a whole strengthened slightly against the dollar, but not against the euro because of the dollar’s slide against the European single currency. Between 2003 and 2004, the Brazilian real depreciated from 3.46 to 3.63 per euro, the Mexican peso fell from 12.2 to 14.0 per euro and the Venezuelan bolivar from 1,814 to 2,336 per euro.The Chilean peso, on the other hand, appreciated from 778.7 to 756.7 per euro.

•	Average nominal interest rates fell sharply between 2003 and 2004. The reductions were very significant in Brazil (-30%), Chile (-31%) and Venezuela (-34%). The rise in US interest rates sparked in some of the region’s countries bouts ofvolatility in the second quarter, affecting interest rates and exchange rates. The balances of the banks in these countries were managed in such a way as to maximise earnings and reduce market risks.

The main features of the performance of Retail Banking Latin America in 2004 were:

•	The pace of growth in lending accelerated. Grupo Santander grew faster than the market, increasing its market share from 11.0% to 11.6%. The total volume, excluding the exchange rate impact, increased 25% (excluding Fobaproa in Mexico). The Group’s focus on strengthening businesses with the greatest degree of revenue recurrence resulted in a 39% year-on-year rise in lending to individuals at constant exchange rates.

•	In funds, on-balance sheet deposits (without repos) increased 21%, excluding the exchange rate impact, while mutual funds rose 20%. Pension funds grew 15%, bringing the overall increase in total managed funds to 18%.

•	Basic revenue, net of provisions, affected by the drop in average interest rates of around 19%, rose 17.0%. Excluding the exchange rate effect, basic revenue was 27.3% higher.

•	The Group’s strong drive to develop credit cards, cash management, foreign trade, mutual funds and insurance business produced growth of 26.4% in commissions (after eliminating the exchange rate impact).

•	Trading gains declined 59.2% over 2003. This was largely due to the sharp revaluation of Brazilian debt in the middle of 2003, the recovery of available funds and, in the opposite direction, the negative impact in 2004 of interest rate rises in portfolios, especially in Mexico.

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Grupo Santander	|	27
January - December 2004

Report by business areas

Retail Banking Latin America

Variation (%)
Business highlights	w/o exch. rate

Gross Loans*	23.82

Customer funds on balance sheet	18.26

Mutual funds	20.16

Pension funds	15.17

Total managed funds	18.17

(*).- Excluding Fobaproa: +25%

•	Net operating revenue less net provisions for loan-losses rose to EUR 4,488.9 million, an increase of 17.2% (after eliminating the exchange rate impact). The relative share of net interest revenue and commissions in net operating revenue rose from 88.9% in 2003 to 95.7% in 2004.

•	The Group’s strategic focus on developing businesses with a high degree of recurring revenue resulted in the launch of a series of specific projects (some local and others regional) for the medium term. These costs and investments are temporarily (in 2004) affecting year-on-year comparisons in the relevant items. Total operating costs rose 14.7%, between 2003 and 2004, eliminating the exchange rate impact. We now expect growth in 2005 to be closer to theinflation rate.

•	Net provisions for loan-losses declined 9.9%, eliminating the exchange rate impact, and the risk premium remained at a very moderate level (0.9% in 2004), even though a large part of lending went to retail segments with a higher net return but also a higher risk. The non-performing loans ratio (2.6%) and coverage (164%) were better than in 2003 (-1.3 points in NPLs and +38 points in coverage), underscoring the region’s credit risk quality.

•	The efficiency (55.3%) and recurrence (45.5%) ratios were temporarily eroded by the gap between the recording of costs related to special projects and the maturity, later, of revenue from them.

The performance by countries, including all businesses and earnings, is detailed below:

Brazil

Santander Banespa is one of the main financial franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the south/southeast of Brazil, the strategically key area for the Group where close to 100 million people live and which generates almost 75% of Brazil’s GDP.

We conducted our business against a background of recovery and sustained economic growth. GDP increased by more than 5%, fuelled by exports and domestic demand, with big improvements in employment and real income and a strong rise in investment. All of this boosts the growth prospects for coming years. In this context, inflation rose, albeit moderately, and met with an immediate response from the Central Bank (+1.75 points in the key SELIC rate), thereby enhancing the anti-inflation credibility of monetary policy and pointing to further cuts in long-term interest rates, as shown by the negative slope of the yield curve as of six months.

After creating an adequate business organisation, one of the Group’s strategic elements in 2004 was to increase customer business volumes, particularly loans. This focus helped to push up total lending by 37%, eliminating the exchange rate impact, in line with the increase in loans to individual customers (credit cards, auto financing, consumer credit, etc). These rises led to a gain in the market share of total lending from 5.0% to 5.5%.

Deposits plus mutual funds increased 17% and their market share was 4.3% at the end of 2004.

Net attributable income was EUR 684.9 million, 2.3% lower than in 2003 (+2.6% excluding the exchange rate impact). The rise in net attributable income (eliminating the exchange rate impact) occurred despite a decline of 700 basic points in average interest rates (from 23.2% in 2003 to 16.2% in 2004) and also despite the impact of costs associated with implemented business programmes and development plans, which have accelerated the pace of business growth. The pace of growth spending is expected to decline in 2005.

The efficiency ratio was 48.0%, the recurrence ratio 57.9%, ROE 38.8%, the NPL ratio 2.6% and coverage 175%.

Mexico

Santander Serfin is the third largest banking Group in Mexico in terms of business volume, but the leader by profitability and credit risk quality. Its market share of loans is 16.5%, 14.4% in deposits plus mutual funds, and 8.4% in pension funds.

The Mexican economy met the forecast of 4% GDP growth in 2004. Short- and long-term interest rates rose in order to combat inflation and because of the Fed’s interest rates rises. The exchange rate remained at around 11.5 pesos per dollar.

The main strategic focus in 2004 was to achieve a profitable increase in market shares. Total loans, excluding the Fobaproa paper, rose 27%, after eliminating the exchange rate impact, and pushed up the market share by 2 points during 2004. Growth was notable in strategically important products such as financing through credit cards. Deposits and mutual funds grew 17%, excluding the exchange rate impact. The significant growth in mutual funds was reflected in a gain of 2.5 points in market share.

Net attributable income declined 18.4% to EUR 331.7 million (-5.5% after eliminating the exchange rate impact).

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28	|	Grupo Santander
January - December 2004

Report by business areas

The year-on-year comparison was affected by the EUR 17 million impact from the sale of 24.9% of Santander Serfin to Bank of America (February 28, 2003), the one-off release of EUR 51 million of loan-loss provisions in the first quarter of 2003 and the rise in the tax charge between the two periods. Net operating income, not affected by any of these factors, rose 29.4% after eliminating the exchange rate impact, underscoring the notable revenue growth and the moderate increase in costs.

The efficiency ratio was 45.6%; the recurrence ratio 77.2%; ROE 24.2%; the NPL ratio 0.7% and coverage 401% (reflecting the high quality of credit risk).

Chile

Santander Santiago has the largest financial franchise in the country, as underscored by its market shares: 22.7% in loans, 21.1% in deposits plus mutual funds and 11.5% in pension funds.

The economy grew by more than 6% in 2004 for the first time in six years and the inflation rate passed from a level lower than 1% to 3% (the Central Bank’s target). This has made possible the start of an upward cycle in monetary policy, which is expected to lead to a return to positive real interest rates. The exchange rate strengthened and ended the year at 558 pesos per dollar.

With completion in 2003 of the merger, Santander Santiago focused in 2004 on business development, which picked up significantly, particularly in the most profitable segments. Lending rose 19% and the total of deposits, mutual funds and pension funds increased 19%. As a result, Santander Santiago’s market share in lending rose by 0.2 points (+0.7 points in the individuals segment) and 0.7 points in deposits and mutual funds.

Net attributable income was 11.3% higher at EUR 271.0 million (+8.5% eliminating the exchange rate impact). The main drivers were net interest revenue (+7.9% excluding the exchange rate impact, despite the fall in average interest rates from 2.7% to 1.9%) and lower loan-loss provisions (after the large ones made in 2003 because of the merger).

The efficiency ratio stood at 41.5%, the recurrence ratio 60.2%, ROE 23.2%, NPLs 3.3% and coverage 116%.

Puerto Rico

Santander Puerto Rico is one of the largest financial entities in Puerto Rico, with a market share of 11.1% in loans, 12.5% in deposits and 22.6% in mutual funds.

The Group focused in 2004 on growth in residential mortgages and loans to medium-sized companies, which produced a rise of 8% in lending in local currency. Deposits and mutual funds rose 19% in dollars. Another priority area was the recovery of past due loans and bad debts.

Net attributable income was EUR 45.7 million, 62.4% higher in euros (+78.4% excluding the exchange rate impact). The main factors at play were commissions (+15.5% in local currency), lower loan-loss provisions, thanks to the success in recoveries, and contained costs.

The efficiency ratio was 58.8%, the recurrence ratio 41.7% and ROE 11.0%. The NPL ratio stood at 2.3% and coverage was 131%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 15.9% in loans and 13.8% in deposits.

The economy emerged from the deep recession of 2003 and grew by more than 10% in 2004, benefiting from the surge in oil prices. The large volume of excess liquidity as a result of the exchange rate regime exerted downward pressure on nominal interest rates and was another driver behind the upswing. Exchange controls and the system adopted have kept the bolivar at 1,920 per US dollar since February 2004.

The main focus of management in 2004 was growth in net basic revenue and the profitability of business, with selective growth in lending, a rise in transactional deposits, a very flexible pricing policy for loans and funds and the development of businesses that generate commissions. Lending, eliminating the exchange rate impact, doubled and total customer funds (excluding REPOS) rose 71%.

Thanks to this strategy, net attributable income grew 6.7% to EUR 115.1 million (+33.6% excluding the exchange rate impact).

The efficiency ratio was 43.6%, the recurrence ratio 58.4%, ROE stood at 39.6%, the NPL ratio was 2.2% and coverage 346%.

Colombia

Colombia consolidated its economic recovery in 2004 and was expected to grow by around 3.7%. The Group’s business model is focused on selective business growth and efficient management of costs, with excellent credit quality levels (NPL ratio of 0.4% and coverage of more than 1,000%).

Net attributable income was EUR 39.3 million, 60.5% higher in local currency and 58.2% in euros.

Other countries

Argentina made a positive contribution to Group earnings in 2004. Growth in deposits was consolidated and lending began to slowly recover. Fees and commissions also increased, helping to achieve a recurrence ratio of 84%.

Uruguay improved notably, generating net attributable income

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Grupo Santander	|	29
January - December 2004

Report by business areas

of EUR 17.2 million in 2004 compared to a loss of EUR 37.1 million in 2003. There was a strong recovery of loan-loss provisions. Bolivia’s net attributable income was EUR 8.0 million in 2004. Peru, where the Group focuses on pensions (market share of 27.3%), generated net attributable income of EUR 17.8 million.

Asset Management and Private Banking

Net attributable income was EUR 351.1 million, 9.9% higher than in 2003. Mutual and pension funds, excluding Abbey, amounted to more than EUR 114,000 million (+14.5% over 2003). Including Abbey, managed assets totalled EUR 129,000 million.

Asset Management. Assets in Spain increased 14%. Of note during the fourth quarter was the strengthened leadership in mutual funds after attaining 33% of the total captured by the market in the fourth quarter, which lifted our market share to 27.6% at the end of the year. The business drive in the networks and the design of "ad-hoc" products for the different customer segments generated a significant rise in the demand for funds. Particularly noteworthy were the good reception for the "concept" equity funds, the continued demand for guaranteed products and the increase in alternative management funds, where the Group manages close to EUR 4,000 million. We remained the leader in real estate funds (EUR 2,500 million under management).

In Latin America, the Group managed EUR 28,000 million of mutual and pension funds, 18% more than in 2003 (excluding the exchange-rate impact). All countries increased their balances of mutual and pension funds in local currency. Of note was the growth of more than 30% in mutual funds in Mexico, Chile and Puerto Rico, as well as in pension plans in Chile (+17%) and Colombia (+25%).

Commissions from the management of mutual and pension funds increased 22% over 2003.

Insurance: In Spain, Santander Seguros continued to grow strongly in its target business areas, benefiting revenues and activity. The commissions contributed to the Santander Central Hispano Network increased by close to 80% and the total

Assets under management in Spain. December 2004

		Market	(%) var.
Million euros	Amount	share	o/ 2003

Funds and investment companies	69,589		14.6

Mutual funds	61,925	27.6	9.9

o/w: real estate mutual funds	2,484	56.7	33.1

Individual pension funds	6,330	17.1	9.7

Other	1,990		27.2

Total	77,909		14.5

contribution (commissions plus the company’s income) amounted to more than EUR 165 million. Of note were the 70% rise in individual life-risk premium income, the 29% growth in multi-risk home insurance and the tripling in unemployment insurance. This, together with Banesto Seguros, made the Group the market leader in life-risk products in the Spanish bancassurance sector (21% market share).

In Latin America, the Group continued to focus on growth in the distribution of insurance via its banking network. Backed by strong links in products related to loans, progress was made in placing other non-linked bancassurance products via personalised offers to our customers (life, auto and home). Of note are Brazil, Mexico and Chile, with an aggregate growth of 34% in premium income, excluding the exchange rate impact.

Total commissions from insurance for the whole Group were 47% higher than in 2003.

Private Banking: Banco Banif, recognized by Euromoney as Spain’s best private bank in 2004, continued to increase its penetration of targeted customers (+20% in 2004). The new range of global financial services and the better environment in the markets produced a 22% increase in total balances. This greater volume of business pushed up revenues and improved the efficiency ratio, as well as increasing its contribution to the Group’s net attributable income.

International Private Banking, also recognised by Euromoney, registered 20% growth in euros in net operating income and 35% in net attributable income (+48% in dollars, the currency used to manage this business). Managed customer funds rose 25% in dollars.

Global Wholesale Banking

Global Wholesale Banking generated net attributable income of EUR 331.1 million in 2004, 46.8% more than in 2003. The three factors at play were: the growth in revenue from value-added products, containment of costs and reduced needs for provisions. As a result of business management focused on boosting recurrent revenues from customers, commissions covered 89% of the area’s costs and the efficiency ratio continued to improve (-1.5 p.p. better than in 2003).

The Group further developed its Global Banking Model with corporate clients, taking advantage of its geographic presence and Santander’s leadership in its domestic markets to strengthen growth. Particular importance was attached to value added products, particularly Investment Banking and Treasury.

Of note by products was the growth in Global Investment Banking business (equities, structured financing and corporate finance), increasing revenues 24% over 2003. Corporate Banking products (cash management, global trade and custody) also maintain their contribution.

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30	|	Grupo Santander
January - December 2004

Report by business areas

In Global Investment Banking, structured financing and syndicated loans had a good year (+51% in operating revenue). Among the transactions during the fourth quarter was participation as lead underwriter in the syndicated loans for Cemex and Carrefour and in the refinancing of Iberdrola and Red Eléctrica Española. Also of note was the participation in the structuring and underwriting of acquisitions (Skyway motorway in Chicago, Shell’s assets in Spain) and in the building of infrastructure (La Roda-Ocaña motorway), for a total amount of more than EUR 1,800 million.

Revenue from equities business increased 22%, consolidating our leadership in brokerage in Spain (13.6% market share including Banesto Bolsa), in Portugal (second, with 13.4%) and in ordinary Latin American shares. In equity origination, the main development was Santander´s participation as global coordinator in the IPO of Cintra.

Global Treasury enjoyed a satisfactory year. The main development was the greater focus on business with customers, which, in turn, boosted the traditional trading activities. In Spain the effort to step up business with customers (the retail segment) was carried out via the Santander Global Connect Project, which is responsible for distributing and selling derivatives in the network. In the segment for corporate and institutional clients the Group worked more closely to cover the needs of those companies represented in the main Latin American countries, a task that will be deepened in the coming months.

In Portugal and New York, the treasury units continued to contribute solutions to clients and take advantage of their knowledge of Latin American markets to advise customers on sovereign and corporate debt operations and currencies.

In Latin America, Brazil’s treasury unit generated most of its business with wholesale clients. In Mexico, we remained the leading market maker in fixed income and are in second place in forex. Of note also were the selling of derivatives to corporate clients and leadership in distribution of structured financial products through the retail networks. In Chile, we played a leading role in the sale of financial products to corporate and institutional clients. Lastly, in Argentina our treasury activity during the whole year was such that we remained among the leaders in the rankings of operators, in the currency markets, fixed income and equities.

The magazine Euromoney awarded the Group the prize for "Best at treasury services in Latin America 2004".

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	Grupo Santander	|	31
January - December 2004

Report by business areas

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32	|	Grupo Santander
January - December 2004

Report by business areas

Financial Management and Equity Stakes

			Variation

Million euros	2004	2003	Amount	(%)

Income statement
Net interest revenue (excluding dividends)	(621.1)	(434.6)	(186.5)	42.91

Dividends	410.5	321.8	88.7	27.56

Net interest revenue	(210.5)	(112.7)	(97.8)	86.72

Net fees and commissions	(0.6)	11.4	(12.0)	—

Basic revenue	(211.1)	(101.3)	(109.8)	108.37

Trading gains	368.2	217.5	150.7	69.27

Net operating revenue	157.1	116.2	40.9	35.19

Personnel and general expenses	(134.2)	(114.6)	(19.6)	17.11

a) Direct	(128.0)	(108.9)	(19.1)	17.50

Personnel expenses	(30.5)	(16.8)	(13.7)	81.07

General expenses	(97.5)	(92.1)	(5.4)	5.88

b) Indirect	(6.2)	(5.7)	(0.5)	9.56

Depreciation	(35.9)	(59.4)	23.6	(39.69)

Other operating costs	6.4	(4.5)	10.8	—

Net operating income	(6.5)	(62.3)	55.7	(89.48)

Income from equity-accounted holdings	367.6	258.7	108.9	42.09

Net provisions for loan - losses	(333.3)	(212.7)	(120.6)	56.68

Other income	(263.6)	1,615.8	(1,879.4)	—

Accelerated goodwill amortization	(153.8)	(1,719.2)	1,565.4	(91.06)

Income before taxes (cash-basis*)	(389.6)	(119.6)	(270.0)	225.67

Net consolidated income (cash-basis*)	12.2	128.6	(116.4)	(90.52)

Net attributable income (cash-basis*)	(240.5)	(237.9)	(2.6)	1.08

(*).- Before ordinary goodwill amortization

Balance sheet
Government securities, Bank of Spain certificates and others	6,959.4	22,224.4	(15,265.0)	(68.69)

Investment securities	16,848.0	21,891.1	(5,043.0)	(23.04)

Goodwill	16,951.8	7,379.5	9,572.3	129.72

Liquidity lent to the Group	24,052.1	23,986.1	66.0	0.28

Capital assigned to Group areas	20,452.0	15,629.5	4,822.5	30.86

Other assets	19,177.1	13,991.6	5,185.5	37.06

Total Assets / Liabilities	104,440.5	105,102.1	(661.6)	(0.63)

REPOs	698.4	23,393.2	(22,694.8)	(97.01)

Debt securities	26,066.9	26,499.0	(432.1)	(1.63)

Subordinated debt	10,488.5	9,445.4	1,043.1	11.04

Preferred stock	3,814.2	3,984.4	(170.2)	(4.27)

Other liabilities	32,613.2	24,582.8	8,030.4	32.67

Group capital and reserves	30,759.4	17,197.3	13,562.1	78.86

Other managed funds (off-balance sheet)	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds	38,398.8	39,580.2	(1,181.3)	(2.98)

Total managed funds	104,440.5	105,102.1	(661.6)	(0.63)

Resources
Number of employees (direct and assigned)	359	271	88	32.47

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	Grupo Santander	|	33
January - December 2004

Report by business areas

Financial Management and Equity Stakes

Financial Management and Equity Stakes acts as the Group’s holding company, managing all capital and reserves, assigning capital and liquidity to the rest of businesses on the basis of the criteria set out on page 19 of this report. The cost of the liquidity via the transfer of funds to different businesses is done at the short-term market rate, which was 2.06% in 2004 (2.31% in 2003).

This area also incorporates centrally managed businesses, which can be divided into three sub-areas:

• Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

Net ordinary attributable income of financial stakes in Europe was EUR 779.0 million, more than double that of 2003. This was due to the rise in income from equity-accounted holdings, mainly the higher contribution from The Royal Bank of Scotland Group, as well as the capital gains from the sale of 2.51% of RBS.

Net attributable income from industrial stakes was 21.5% more than in 2003 at EUR 459.9 million, largely because of the higher generation of capital gains (the main sales were 0.46% of Vodafone, 1% of Unión Fenosa and 3.1% of Sacyr-Vallehermoso). The sales in 2003 were 20.21% of Antena3 TV, 0.51% of Vodafone and 28.35% of Home Mart.

As regards investments, of note was the acquisition of 4% of Auna Operadores de Telecomunicaciones, S.A.

The unrealised capital gains in industrial stakes were estimated at EUR 2,400 million.

• Financial management: manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO) portfolio of the parent bank and the issues and securitisations that meet the Group’s liquidity and equity needs.
The performance of interest rates and exchange rates between comparable periods, negative for retail business, is partly offset by the positions of the ALCO and structural exchange rates portfolios. Centralised management of exchange rates and of the ALCO portfolio contributed EUR 311 million to net operating revenue in 2004.

This area includes the cost of hedging capital in Latin America, which amounted to EUR 112 million. The area also manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments.

In addition there are certain positive items, of which the most positive is the capital gain from the disposal of 3.7% stake of Shinsei (EUR 118 million), as well as specific allocations of a centralised nature (pensions of the parent bank), country-risk and early amortisation of goodwill. In 2004 this included the EUR 154 million of early amortisation of goodwill, the EUR 527 million extraordinary net charge for early retirements (including Banesto) and the EUR 155 million provisioning of costs related to the acquisition of Abbey. This means that its overall contribution to earnings is always negative. The figure was EUR 1,400.2 million negative in 2004 (EUR 925.6 million negative in 2003).

As indicated in previous quarterly reports, the Group believes it is advisable to maintain in Argentina an additional fund that complements the provisions already assigned so that the capital of our subsidiaries in the country is covered as well as the loans granted to them by the Group. The impact on earnings of provisions and release of provisions, in accordance with these criteria, will be recorded in Financial Management and Equity Shareholdings and will thus be independent of those registered in the Latin America Business Area.

•	Projects underway/wound down: also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2004, the main business included is development of the Partenon project.

Financial Management and Equity Stakes

	Financial stakes		Industrial stakes

Million euros	2004	(%)	2004	(%)

Income statement
Contribution to results*	377.0	55.57	402.2	12.69

Financing costs	(86.4)	4.73	(83.6)	(2.32)

Revenue	290.6	81.79	318.6	17.43

Operating costs	(3.1)	36.84	(15.8)	(11.78)

Realized capital gains and other	464.4	271.11	248.2	26.17

Income before taxes	751.9	165.96	551.1	22.41

Net attributable income	779.0	134.85	459.9	21.50

(*) Dividends and income from equity-accounted holdings included.

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34	|	Grupo Santander
January - December 2004

Information about Abbey National plc

Acquisition completed and first strategic actions

On November 12, 2004, following the competition approval from the European Commission, the approval by the British and Spanish regulators and the shareholders of both Banks, and the sanction by the UK court of the Scheme of Arrangement, Banco Santander issued the 1,485,893,636 new shares, amounting to EUR 12,541 million, needed to acquire Abbey National plc. This made the former shareholders of Abbey shareholders of Banco Santander.

This capital increase completed a process that began on July 26, 2004 with the announcement of a friendly takeover of Abbey by Grupo Santander, following the approval of both Boards.

Following the acquisition of Abbey, Lord Burns was ratified as chairman of the Abbey’s Board. Mr. Francisco Gómez Roldán, until then the Chief Financial Officer of Grupo Santander, was appointed Chief Executive Officer of Abbey and Mr. Keith Woodley, a Proprietary Director of Abbey, was appointed Chairman of the Auditing Committee. Four other executives of Grupo Santander were also named as proprietary directors of Abbey: Mr. Juan Rodríguez Inciarte, non-executive Vice-Chairman, Mr. José María Fuster, Mr. Antonio Horta and Mr. José María Carballo.

Since the date of acquisition a series of measures were taken to achieve the announced synergies of costs and revenues, and so create value for the Group and its shareholders. They included:

•	Completing the internal and external auditing of Abbey and its main businesses (banking, asset management and insurance).

•	Review of the main aspects of business and the support areas by seven specific teams backed up by the Group’s specialists. This analysis reaffirmed our synergy targets. When it was completed, the teams transferred their functions to the respective areas except for costs and insurance.

•	Creation of a new, more dynamic and flexible organisational structure. Three new divisions were established, the first two restructuring Abbey’s core business: on the one hand, the Retail Banking Division, which integrates the former divisions of Sales and Marketing; on the other hand, Insurance and Asset Management, which integrates both businesses and in doing so underscores the importance of these markets for Abbey. The third division is Manufacturing, the merger of the former divisions of Technology and Operations with customers, which will be responsible for global management of costs and the bank’s operational efficiency.

Abbey is now organised as follows:

-	Business divisions: Sales and Marketing; Insurance and Asset Management, and Abbey Financial Markets

-	Support divisions: Human Resources; Manufacturing; Finance and Risks.

•	A new Executive Committee was also established, consisting of the Chief Executive Officer and those in charge of the business and support areas. It meets every week to monitor business and the performance of the programmed plans.

Integration of Abbey in Grupo Santander

Abbey’s accounts were consolidated into Grupo Santander at December 31, 2004. This means that its integration only affects the Group’s annual balance sheet statements and not the income statements for 2004.

As a result of this integration, there have been notable changes in the Group’s balance sheet, including:

•	The incorporation of EUR 137,710 of loans (40% of the new Group). Of the rest, 39% are in Spain, 10% in the rest of Europe and 10% in Latin America (in the latter 72% are in investment-grade countries).

•	The incorporation of EUR 172,437 million of customer funds (32% of the new Group). Of the rest, 41% are in Spain.

•	The entry of EUR 931 million of doubtful loans (73% of them with mortgage guarantee). Abbey’s ratio of non-performing loans is 0.67% and that of the whole Group 1.05% (1.27% excluding Abbey). The NPL coverage is 185% (208% excluding Abbey).

•	Goodwill of EUR 10,264 million, calculated in accordance with the International Financial Reporting Standards (IFRS)
.
Abbey National plc contribution to Grupo Santander

	Amount	% o/
Million euros	2004	Group

Total assets	196,147.0	34.1

Gross loans	137,710.4	40.2

Mortgages	114,434.0	59.3

Total customer funds	172,437.2	32.0

On balance sheet	157,896.5	39.7

Off-balance sheet	14,540.7	10.4

Number of employees	24,361	19.3

Number of branches	730	7.3

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	Grupo Santander	|	35
January - December 2004

Information about Abbey National plc

Abbey’s summarised 2004 consolidated balance sheet is presented below, in sterling and according to UK GAAP rules.

Balance-sheet Abbey National Group (UK GAAP)

Million pounds sterling	2004	2003

Assets
Cash and central banks,
and Treasury bills and other eligible bills	2,444	2,070

Due from banks	10,148	7,155

Loans	93,209	93,839

Net investment in finance leases	1,148	2,573

Investment securities	23,859	31,961

Long-term assurance business	2,967	2,272

Tangible assets	2,587	2,797

Intangible assets	317	341

Assets of long-term assurance funds	26,456	28,336

Other assets	5,936	5,431

Total assets	169,071	176,775

Liabilities
Due to banks	18,412	22,125

Customer deposits	78,850	74,401

Debt securities	21,969	24,834

Subordinated debt including convertible debt
and other long-term capital instruments	6,082	7,079

Liabilities of long-term assurance funds	26,456	28,336

Other liabilities	11,866	14,115

Minority interest - non-equity	512	554

Non-equity Shareholders’ funds	632	632

Shareholders’ funds	4,292	4,699

Total liabilities	169,071	176,775

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36	|	Grupo Santander
January - December 2004

The share

The Santander Central Hispano share

The stock markets performed well in the fourth quarter of 2004 and reached highs for the year, despite the uncertainty arising from high oil prices and the strength of the euro against the dollar.

In this environment, the Santander share rose 16.2% to EUR 9.13 in the quarter, outperforming the main financial sector indices, both in Spain (the Financial Ibex, +14.4%) as well as in the Euro zone (Euro Stoxx Banks, +10.7%).

However, between the announcement of the acquisition of Abbey National and the end of 2004 the share rose 17.2%. One factor here was the market’s confidence in the Santander share, reflected in a flow-back (shares coming from former Abbey shareholders) much lower than envisaged and a strong demand for shares from other investors.

Capitalisation

Market capitalisation stood at EUR 57,101.7 million at the end of 2004, EUR 12,326.4 million more than a year earlier. The Bank’s capitalisation is now the largest in the Euro zone and the 9th largest worldwide among banks.

The capital increase of 1,485.9 million shares made to acquire Abbey increased the share’s weighting in the Dow Jones Euro Stoxx 50 index to 3.72% at the end of 2004 and to 16.65% in the Ibex-35.

Trading

Santander Central Hispano traded 12,878.4 million shares during 2004, the largest number among Spanish banks, and their value was EUR 112,837 million. The liquidity ratio was 259%. The number was 13.4% more than in 2003 and the volume traded was 35.5% higher. The average daily number of shares traded was 51.3 million, 12.9% more than in 2003.

The number of futures contracts traded on the Santander share was 3.5 million and the number of options contracts was 1.7 million. The overall number accounted for 18.04% of MEFF’s total for shares.

Shareholder remuneration

On November 1, 2004 Santander Central Hispano paid its second interim dividend of EUR 0.0830 per share, charged to 2004 earnings, and on February 1 the third dividend of the same amount. The Board approved payment of a fourth dividend of EUR 0.0842 as of May 1, 2005.

The total dividend for 2004 proposed by the Board, which if approved by the Shareholders’ Meeting, is of EUR 0.3332 per share, 10% more than in 2003. Holders of the new shares issued in November 2004, in connection with the acquisition of Abbey’s, receive the third and fourth dividends, which entails an increase of EUR 250 million.

The Santander Central Hispano share

30.12.2004

Shareholders and trading data
Shareholders (number)	2,685,317

Shares outstanding (number)	6,254,296,579

Average daily turnover (no. of shares)	51,308,359

Share liquidity* (%)	259

euros
Dividend per share
First interim dividend (01.08.04)	0.0830

Second interim dividend (01.11.04)	0.0830

Third interim dividend (01.02.05)	0.0830

Fourth interim dividend (01.05.05)	0.0842

Price movements during the year
Beginning (30.12.03)	9.39

High	9.77

Low	7.70

Last (30.12.04)	9.13

Market capitalization (millions)	57,101.7

Stock market indicators
Price / Book value (X)	1.78

Ordinary P/E ratio (cash-basis**) (X)	12.61

Ordinary P/E ratio (X)	14.48

(*).-	Number of shares traded during the year / number of shares
(**).-	Before ordinary goodwill amortization

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	Grupo Santander	|	37
January - December 2004

The share

On the basis of the average share price in 2004, shareholders obtained a dividend yield of 3.82%.

Shareholder base

The total number of shareholders at the end of 2004 was 2,685,317. The capital stock was represented by 6,254,296,579 shares. In November 2004 the Bank made a capital increase of 1,485,893,636 new shares of EUR 0.5 nominal value each and a share premium of EUR 7.94 each share, fully subscribed and disbursed via shares representing the capital stock of Abbey National plc.

In terms of the geographical distribution of the capital stock, European shareholders hold 91.24%, with an average investment of EUR 19,427 (2,128 shares), and shareholders from the Americas hold 8.67%, with an average investment of EUR 1,520,272 (166,514 shares).

Corporate entities hold 73.35% of the shares and individuals 26.65% (see table). The Board of Directors of Grupo Santander holds 4.2%.

Banco Santander is seeking a secondary listing for its shares in the United Kingdom. Meanwhile, it has established a share dealing facility, which enables the certain former small shareholders of Abbey, who live in the United Kingdom, to sell free of charge all the shares received as a result of the acquisition. Banco Santander has also put into effect mechanisms to simplify the procedures for declaring to the Spanish tax authorities any capital gains arising from the sale of shares via the aforementioned free share dealing facility.

Breakdown of share capital

%	Europe	America	Rest	Total

Institutionals	64.86	8.41	0.08	73.35

Individuals	26.38	0.26	0.01	26.65

Total	91.24	8.67	0.09	100.00

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38	|	Grupo Santander
January - December 2004

Corporate Social Responsibility

Grupo Santander, singled out for its Social Responsibility policy

The international agency SAM has published the results of its annual review of its Dow Jones Sustainability indices: the World Index and the Stoxx Index. Grupo Santander remains in both indices and has improved its position since the last review. This underscores the effectiveness of the Social Responsibility policy carried out during 2004.

Meanwhile, the Group and its subsidiaries received awards during the last quarter of 2004 for various spheres of Social Responsibility, also recognising the approach adopted and supporting the development of new measures.

Of note was the Codespa Foundation Prize to the Solidarity Company, one of the most important awards granted in these sphere in Spain which goes to the company that stands out the most for its commitment to developing countries during the year.

Also noteworthy was the awarding of the Annual Prize of the Spanish Chamber of Commerce in Argentina to Banco Río for its Corporate Social Responsibility Programme.

In the environmental arena, the Santa Fe headquarters of Banco Santander Serfin in Mexico was granted AENOR’s Certificate of Environmental Management. This certification is part of the environmental protection policy promoted by the Group within its Social Responsibility strategy. Santander Serfin is the first Mexican bank to attain it and the second in our Group following Santander Santiago in 2003 for its headquarters in the Chilean capital.

Grupo Santander also received the Special Mention of the Jury in the prizes granted by the Spanish economic daily newspaper Expansión and the law firm Garrigues for the private companies and public institutions that are the most committed to conserving the environment.

Santander Universidades

Grupo Santander presented its plan to support higher education over the next three years in Mexico, Brazil, Chile and Colombia. It will help to reduce the digital divide and increase access to e-learning in these countries.

Other noteworthy activities included the signing of six new collaboration agreements with Latin American universities and two with Spanish universities. The programme of 200 "Miguel de Cervantes" scholarships for Latin American teachers was also presented and launched by the University of Alcalá de Henares in collaboration with Grupo Santander and the Spanish Agency of International Cooperation (AECI).

In this sphere, Grupo Santander was awarded the Fermi Prize in the category of Social and Cultural Activity for its collaboration with the Miguel de Cervantes virtual library.

Universia

The Universia portal, the world’s largest on-line network, continued to develop products and services for its users.

Of note in the last quarter of 2004 was the establishment of the Athenea programme in Spanish universities. Its purpose is to help students buy up to 20,000 laptops on very favourable terms, thanks to the agreement signed by Grupo Santander, the Universia portal and the manufacturer Toshiba.

The Group also received the 2004 Youth Award in the category of training from the Madrid regional government.

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	Grupo Santander	|	39
January - December 2004

Corporate Governance

An Extraordinary Shareholders’ Meeting was held in Santander on October 21, 2004, and in advance of that meeting it all the information and documents needed for attendance and participation was made available to shareholders via the company’s corporate website. Shareholders were also able to appoint proxies and to vote electronically or by normal mail.

Among other issues, the Meeting agreed to increase the capital in order to enable Banco Santander to acquire all the shares representing the ordinary capital stock of Abbey, on the terms already mentioned in this report.

Once the acquisition was completed, as reported to the European Commission, Banco Santander Central Hispano and The Royal Bank of Scotland Group ended their reciprocal representation on the Boards of both banks. As a result, on November 12, 2004 Mr. Emilio Botín and Mr. Juan Rodríguez Inciarte resigned from the Boards of The Royal Bank of Scotland Group, The Royal Bank of Scotland plc and National Westminster Bank plc. Sir George Mathewson, in return, resigned on the same date from the Board of Banco Santander.

Later, the meeting of Banco Santander’s Board on December 20, 2004 agreed to appoint Lord Burns, the current non-executive chairman of Abbey, as a non-executive director to fill the vacancy left by Sir George Mathewson. This appointment will be submitted for ratification at the next Shareholders’ Meeting.

On December 15, 2004 Mr. Juan Abelló resigned, for personal reasons, as a director of Banco Santander Central Hispano.

The Foundation of Financial Studies awarded Grupo Santander a Special Mention for the Ibex-35 company with the best corporate governance and transparent information practices, in recognition of the progress made in these matters during 2003. The jury awarding this prize took into account a series of variables related to the ownership structure, the Board of Directors, the rights and obligations of shareholders and transparent information.

In the international arena, the FTSE announced in December the creation of a new series of corporate governance indices – FTSE ISS Corporate Governance Index – drawn up jointly with Institutional Shareholder Services (ISS). The purpose of these new indices is to support those investors who seek to reduce the risk and improve the value of their investments. The indices have been drawn up on the basis of a series of standard principles and good international practices in matters of corporate governance. Grupo Santander’s inclusion in the two main indices, the FTSE ISS Europe CGI and the FTSE ISS Euro CGI, is yet another international recognition of its corporate governance policy.

----------------------------------------------

The remaining employees in the group’s central services were transferred to Ciudad Grupo Santander during the fourth quarter of 2004 and the first weeks of 2005. Almost everyone has now moved to the Ciudad.

At the same time two new data processing centres, Galileo I and Galileo II, were successfully launched. They serve the branch network. Designed to work simultaneously, the centres support one another with the maximum robustness and reliability, both as regards their critical infrastructure, as well as their security and communication capacity. Meanwhile work on the Training Centre and the Logistic Interchanger proceeded apace, within the programmed infrastructure works. Lastly, of note was the rise in the number of employees’ children attending the nursery school at he Ciudad Grupo Santander. There are now 205 children aged between 3 months and 3 years attending the school, half of its capacity.

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda. de Cantabria s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel.: 34 (91) 259 65 20 • 34 (91) 259 65 15 • 34 (91) 259 65 17 • 34 (91) 259 65 18
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) • Tel.: 34 (942) 20 61 00 Operational Head Office: Avda. de Cantabria, s/n. 28660. Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

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Item 6
Balance sheet (Million euros)	2004	2004 w/o Abbey	2003	Var. (%)

Total assets	575,397.9	379,250.8	351,790.5	7.81
Loans	335,207.7	198,510.7	172,504.0	15.08
Total customer funds	538,041.7	365,604.5	323,900.8	12.88
On-balance sheet	398,047.0	240,150.6	214,997.9	11.70
Off-balance sheet	139,994.7	125,454.0	108,903.0	15.20
Shareholders’ equity	32,057.6	32,057.6	18,363.7	74.57
Total managed funds	715,392.5	504,704.8	460,693.5	9.55

Solvency and NPL ratios (%)
BIS ratio	12.98		12.43
Tier I	7.49		8.26
NPL ratio	1.05	1.27	1.55
NPL coverage	184.61	207.96	165.19

Income statement (Million euros)
Net interest revenue	8,635.7		7,958.3	8.51
Basic revenue	13,245.0		12,128.9	9.20
Net operating revenue	14,197.7		13,127.7	8.15
Net operating income	6,545.2		5,720.7	14.41
Net attributable income (cash-basis*)	3,600.7		3,133.3	14.92
Net attributable income	3,135.6		2,610.8	20.10

Profitability and efficiency (%)
Efficiency ratio	47.44		49.34
ROA	1.02		0.95
ROE (cash-basis*)	18.35		17.37
ROE	15.98		14.48

Market capitalization and the share
Shares outstanding (millions at period end)	6,254		4,768
Share price (euro)	9.13		9.39
Market capitalization (million euros)	57,101.7		44,775.3
EPS (cash-basis*) (euro)	0.7243		0.6571
EPS (euro)	0.6307		0.5475
P/E ratio (price / EPS)	14.48		17.15

Other data
Shareholders (number)	2,685,317		1,075,733
Number of employees	126,488		103,038
Spain	33,353		34,968
Abroad	93,135		68,070
Abbey	24,361
Number of branches	9,973		9,199
Spain	4,384		4,369
Abroad	5,589		4,830
Abbey	730

(*).- Before ordinary goodwill amortization.

Note: The information contained in this report has not been audited. However, it has been drawn up with generally accepted accounting principles and criteria.

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Income statement
	2004		2003		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	18,103.8	5.04	17,203.7	5.07	900.1	5.23
Dividends	647.4	0.18	441.5	0.13	206.0	46.65
Interest expenses	(10,115.6)	(2.82)	(9,686.9)	(2.86)	(428.7)	4.43

Net interest revenue	8,635.7	2.41	7,958.3	2.35	677.4	8.51

Net fees and commissions	4,609.3	1.28	4,170.6	1.23	438.7	10.52

Basic revenue	13,245.0	3.69	12,128.9	3.58	1,116.1	9.20

Trading gains	952.7	0.27	998.8	0.29	(46.1)	(4.62)

Net operating revenue	14,197.7	3.95	13,127.7	3.87	1,070.0	8.15

Personnel and general expenses	(6,735.2)	(1.88)	(6,477.7)	(1.91)	(257.5)	3.98
a) Personnel expenses	(4,135.3)	(1.15)	(4,049.4)	(1.19)	(85.9)	2.12
b) General expenses	(2,599.9)	(0.72)	(2,428.3)	(0.72)	(171.6)	7.06
Depreciation	(735.0)	(0.20)	(762.8)	(0.23)	27.8	(3.65)
Other operating costs	(182.3)	(0.05)	(166.5)	(0.05)	(15.8)	9.48
Operating costs	(7,652.5)	(2.13)	(7,407.0)	(2.18)	(245.5)	3.31

Net operating income	6,545.2	1.82	5,720.7	1.69	824.5	14.41

Income from equity - accounted holdings	540.4	0.15	407.3	0.12	133.1	32.69
Less: Dividends from equity - accounted holdings	365.5	0.10	309.5	0.09	56.0	18.09
Earnings from Group transactions	466.2	0.13	955.6	0.28	(489.3)	(51.21)
Net provisions for loan - losses	(1,647.7)	(0.46)	(1,495.7)	(0.44)	(152.0)	10.16
Writedown of investment securities	(0.3)	(0.00)	0.7	0.00	(0.9)	—
Accelerated goodwill amortization	(153.8)	(0.04)	(1,719.2)	(0.51)	1,565.4	(91.06)
Other income	(850.3)	(0.24)	754.6	0.22	(1,604.9)	—

Income before taxes (cash-basis*)	4,899.8	1.36	4,624.0	1.36	275.8	5.97

Corporate tax	(766.8)	(0.21)	(869.4)	(0.26)	102.7	(11.81)

Net consolidated income (cash-basis*)	4,133.0	1.15	3,754.5	1.11	378.5	10.08

Minority interests	325.9	0.09	306.7	0.09	19.2	6.27
Dividend - preferred shareholders	206.4	0.06	314.5	0.09	(108.1)	(34.38)

Net attributable income (cash-basis*)	3,600.7	1.00	3,133.3	0.92	467.4	14.92

Ordinary goodwill amortization	(465.2)	(0.13)	(522.5)	(0.15)	57.3	(10.97)

Net attributable income	3,135.6	0.87	2,610.8	0.77	524.7	20.10

Note:
Average Total Assets	359,012.3		339,001.6		20,010.7	5.90
Average Shareholders’ Equity	19,627.5		18,035.0		1,592.4	8.83

(*) Before ordinary goodwill amortization.

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Quarterly
Million euros
	Q4 ’03	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04

Interest revenues	4,197.4	4,185.8	4,507.7	4,593.5	4,816.8
Dividends	87.7	64.4	329.1	124.8	129.1
Interest expenses	(2,245.3)	(2,266.1)	(2,511.1)	(2,588.5)	(2,749.9)

Net interest revenue	2,039.8	1,984.2	2,325.8	2,129.8	2,196.0

Net fees and commissions	1,069.4	1,106.6	1,174.1	1,135.9	1,192.7

Basic revenue	3,109.2	3,090.8	3,499.8	3,265.8	3,388.7

Trading gains	158.6	270.5	164.9	264.8	252.6

Net operating revenue	3,267.8	3,361.3	3,664.7	3,530.5	3,641.2

Personnel and general expenses	(1,650.3)	(1,640.5)	(1,667.9)	(1,686.4)	(1,740.5)
a) Personnel expenses	(1,027.6)	(1,003.0)	(1,022.1)	(1,031.2)	(1,079.0)
b) General expenses	(622.7)	(637.4)	(645.8)	(655.1)	(661.5)
Depreciation	(195.2)	(177.7)	(182.1)	(184.0)	(191.2)
Other operating costs	(47.5)	(36.3)	(53.5)	(46.4)	(46.1)
Operating costs	(1,893.0)	(1,854.4)	(1,903.6)	(1,916.8)	(1,977.7)

Net operating income	1,374.8	1,506.9	1,761.1	1,613.7	1,663.5

Income from equity - accounted holdings	146.6	228.6	5.9	211.8	94.0
Less: Dividends from equity - accounted holdings	69.5	17.7	207.4	58.5	82.0
Earnings from Group transactions	251.2	(1.5)	(26.4)	(17.3)	511.4
Net provisions for loan - losses	(392.3)	(323.5)	(430.1)	(530.8)	(363.2)
Writedown of investment securities	(0.0)	(0.1)	(0.1)	(0.2)	0.2
Accelerated goodwill amortization	(1,020.1)	(2.4)	0.0	0.0	(151.3)
Other income	681.1	(155.0)	(26.8)	(18.5)	(650.1)

Ordinary income before taxes (cash-basis*)	1,041.2	1,252.9	1,283.6	1,258.7	1,104.6

Corporate tax	(170.9)	(239.8)	(230.2)	(231.8)	(64.8)

Net ordinary consolidated income (cash-basis*)	870.3	1,013.1	1,053.3	1,026.9	1,039.8

Minority interests	77.5	97.5	72.3	82.6	73.6
Dividend - preferred shareholders	67.9	57.9	54.8	41.5	52.1

Net ordinary attributable income (cash-basis*)	724.9	857.7	926.3	902.7	914.1

Ordinary goodwill amortization	(44.0)	(115.2)	(117.3)	(116.7)	(115.9)

Net ordinary attributable income	680.9	742.4	809.0	786.0	798.2

Extraord. income from capital gains and extraord. allowances	0.0	0.0	359.0	472.2	(831.3)

Net attributable income (including extraordinaries)	680.9	742.4	1,168.0	1,258.2	(33.1)

Note:
Average Total Assets	349,329.8	352,477.6	352,957.1	360,076.9	368,259.5
Average Shareholders’ Equity	17,537.4	19,091.8	19,410.0	18,098.7	21,317.6

(*) Before ordinary goodwill amortization.

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Exchange rates: 1 euro / currency parity
	Average (income statement)		Period-end (balance sheet)

	2004	2003	2004	2003

US$	1.2410	1.1293	1.3621	1.2630
Pound sterling	0.6780	0.6917	0.7050	0.7048
Brazilian real	3.6325	3.4593	3.6177	3.6646
New Mexican peso	14.0120	12.1770	15.2279	14.1772
Chilean peso	756.6815	778.6707	759.7110	748.3910
Venezuelan bolivar	2,336.1757	1,814.0590	2,611.9630	2,018.2857
Argentine peso	3.6564	3.3305	4.0488	3.7259

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Average yield of assets and average cost of funds
(%)	2004		2003

	Weight	Av. rate	Weight	Av. rate

Central banks and Government debt securities	8.21	3.53	11.06	4.07
Due from banks	10.40	2.91	11.40	3.57
Loans:	51.98	5.70	49.36	6.18
Euros	40.79	4.51	37.92	4.99
Foreign currency	11.19	10.07	11.44	10.11
Investment securities	17.50	5.57	14.85	5.22
Other assets	11.91	—	13.33	—
Other revenue	—	0.69	—	0.52
Total	100.00	5.22	100.00	5.21

Due to banks	18.09	3.34	18.21	3.19
Customer deposits:	47.04	2.22	48.26	2.64
Euros	32.45	1.61	33.34	1.80
Foreign currency	14.59	3.58	14.92	4.50
Debt securities and subordinated debt:	16.58	4.10	14.38	4.14
Euros	11.40	3.71	8.65	3.91
Foreign currency	5.18	4.96	5.73	4.49
Net shareholders’ equity	6.36	—	5.88	—
Other liabilities	11.93	1.74	13.27	1.60
Other costs	—	0.28	—	0.20
Total	100.00	2.82	100.00	2.86

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Net fees and commissions
Million euros			Variation

	2004	2003	Amount	(%)

Commissions for services	2,512.6	2,288.6	224.1	9.79
Credit and debit cards	559.6	484.8	74.8	15.43
Insurance	515.0	350.7	164.3	46.84
Account management	446.3	422.6	23.7	5.61
Commercial bills	300.9	406.7	(105.9)	(26.03)
Contingent liabilities	218.5	201.9	16.6	8.22
Other operations	472.3	421.8	50.5	11.98
Mutual & pension funds	1,587.1	1,297.0	290.1	22.37
Securities services	509.6	585.0	(75.4)	(12.90)

Total	4,609.3	4,170.6	438.7	10.52

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Personnel and general expenses
Million euros			Variation

	2004	2003	Amount	(%)

Personnel expenses	4,135.3	4,049.4	85.9	2.12
General expenses:	2,599.9	2,428.3	171.6	7.06
Information technology	460.6	454.7	5.9	1.29
Communications	240.5	230.3	10.2	4.42
Advertising	289.4	211.4	78.0	36.87
Buildings and premises	442.4	437.4	5.0	1.14
Printed & office material	80.3	74.0	6.3	8.53
Taxes (other than income tax)	120.0	146.8	(26.8)	(18.25)
Other expenses	966.6	873.6	93.0	10.65

Total	6,735.2	6,477.7	257.5	3.98

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Net loan-loss and country-risk provisions
Million euros			Variation

	2004	2003	Amount	(%)

Non - performing loans	1,929.2	1,720.2	209.0	12.15
Country - risk	127.0	133.0	(6.0)	(4.51)
Recovery of written - off assets	(408.6)	(357.5)	(51.1)	14.29

Net provisions	1,647.7	1,495.7	152.0	10.16

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Balance sheet
Million euros				Variation excl. Abbey

	2004	2004 w/o Abbey	2003	Amount	(%)

Assets
Cash and central banks	8,786.5	8,106.3	8,907.4	(801.1)	(8.99)
Government debt securities	16,123.3	15,615.5	31,107.9	(15,492.4)	(49.80)
Due from banks	49,569.9	36,788.6	37,617.8	(829.3)	(2.20)
Loans	335,207.7	198,510.7	172,504.0	26,006.7	15.08
Investment securities	103,745.7	76,249.7	59,675.4	16,574.3	27.77
Fixed income	82,838.6	48,557.0	44,277.1	4,279.9	9.67
Equity	20,907.1	27,692.7	15,398.3	12,294.4	79.84
Shares and other securities	13,164.0	11,497.2	10,064.1	1,433.0	14.24
Equity stakes	2,697.1	2,661.7	4,266.4	(1,604.7)	(37.61)
Equity stakes in Group companies	5,045.9	13,533.8	1,067.8	12,466.1	—
Tangible and intangible assets	8,675.9	5,212.5	5,058.3	154.2	3.05
Treasury stock	104.2	104.2	10.2	94.0	925.90
Goodwill	16,964.2	6,700.3	7,385.2	(684.9)	(9.27)
Other assets	31,513.6	27,270.7	24,902.5	2,368.1	9.51
Prior years’ results from consolidated companies	4,706.8	4,692.4	4,621.8	70.6	1.53

Total assets	575,397.9	379,250.8	351,790.5	27,460.3	7.81

Liabilities
Due to banks	84,813.8	59,040.6	75,580.3	(16,539.7)	(21.88)
Customer deposits	293,845.7	173,842.2	159,335.6	14,506.6	9.10
Deposits	251,276.3	142,396.8	132,747.6	9,649.2	7.27
REPOs	42,569.4	31,445.4	26,588.0	4,857.4	18.27
Debt securities	84,007.2	53,432.7	44,441.2	8,991.5	20.23
Subordinated debt	20,194.1	12,875.7	11,221.1	1,654.6	14.75
Net provisions for risks and charges	15,345.0	13,219.1	12,727.7	491.4	3.86
Minority interests	8,539.2	5,972.9	5,439.5	533.4	9.81
Net consolidated income	3,667.9	3,667.9	3,232.0	435.9	13.49
Capital	3,127.1	3,127.1	2,384.2	742.9	31.16
Reserves	32,443.2	32,443.2	19,445.0	12,998.1	66.85
Other liabilities	29,414.7	21,629.6	17,983.9	3,645.6	20.27

Total liabilities	575,397.9	379,250.8	351,790.5	27,460.3	7.81

Other managed funds (off - balance sheet)	139,994.7	125,454.0	108,903.0	16,551.0	15.20

Mutual funds	94,125.2	92,778.9	80,502.0	12,276.9	15.25
Pension funds	34,872.9	21,678.5	19,494.8	2,183.7	11.20
Managed portfolios	10,996.5	10,996.5	8,906.1	2,090.4	23.47

Total managed funds	715,392.5	504,704.8	460,693.5	44,011.3	9.55

Contingent liabilities	33,937.4	32,968.9	30,514.2	2,454.7	8.04
Guarantees	30,915.4	29,946.9	27,273.9	2,673.0	9.80
Documentary credits	3,022.0	3,022.0	3,240.3	(218.4)	(6.74)

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Loans
Million euros				Variation excl. Abbey

	2004	2004 w/o Abbey	2003	Amount	(%)

Public sector	4,206.6	4,206.6	5,487.4	(1,280.8)	(23.34)
Private sector	123,760.9	123,760.9	103,515.6	20,245.3	19.56
Secured loans	60,267.8	60,267.8	47,999.6	12,268.2	25.56
Other loans	63,493.1	63,493.1	55,516.0	7,977.1	14.37
Non-resident sector	214,209.5	76,499.1	68,617.7	7,881.4	11.49
Secured loans	132,722.9	18,289.0	18,796.1	(507.1)	(2.70)
Other loans	81,486.6	58,210.2	49,821.6	8,388.5	16.84

Gross loans	342,177.0	204,466.6	177,620.7	26,845.9	15.11

Less: allowance for loan-losses	6,969.3	5,955.9	5,116.7	839.2	16.40

Net loans	335,207.7	198,510.7	172,504.0	26,006.7	15.08

Note: Doubtful loans	4,046.5	3,115.8	3,276.7	(160.9)	(4.91)
Public sector	2.4	2.4	0.9	1.5	167.00
Private sector	866.6	866.6	930.7	(64.1)	(6.89)
Non-resident sector	3,177.5	2,246.9	2,345.1	(98.3)	(4.19)

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Customer funds				Variation excl. Abbey
Million euros
	2004	2004 w/o Abbey	2003	Amount	(%)

Public sector	13,966.2	13,966.2	9,225.9	4,740.2	51.38
Private sector	82,170.0	82,170.0	77,918.9	4,251.1	5.46
Demand deposits	25,700.2	25,700.2	25,089.2	611.0	2.44
Saving accounts	18,602.3	18,602.3	17,823.4	778.8	4.37
Time deposits	19,474.4	19,474.4	18,640.1	834.3	4.48
REPOs	17,766.9	17,766.9	16,348.5	1,418.4	8.68
Other accounts	626.3	626.3	17.7	608.5	—
Non-resident sector	197,709.5	77,706.0	72,190.7	5,515.3	7.64
Deposits	180,609.5	71,730.0	65,885.5	5,844.6	8.87
REPOs	17,100.0	5,976.0	6,305.2	(329.3)	(5.22)

Total customer deposits	293,845.7	173,842.2	159,335.6	14,506.6	9.10

Debt securities	84,007.2	53,432.7	44,441.2	8,991.5	20.23
Subordinated debt	20,194.1	12,875.7	11,221.1	1,654.6	14.75

Total customer funds on balance sheet	398,047.0	240,150.6	214,997.9	25,152.7	11.70

Total managed funds (off-balance sheet)	139,994.7	125,454.0	108,903.0	16,551.0	15.20

Mutual funds	94,125.2	92,778.9	80,502.0	12,276.9	15.25
Spain	69,588.5	69,588.5	60,725.4	8,863.1	14.60
Abroad	24,536.7	23,190.4	19,776.6	3,413.8	17.26
Pension funds	34,872.9	21,678.5	19,494.8	2,183.7	11.20
Spain	7,375.4	7,375.4	6,652.7	722.7	10.86
Individuals	6,329.8	6,329.8	5,767.7	562.1	9.75
Abroad	27,497.5	14,303.1	12,842.1	1,461.0	11.38
Managed portfolios	10,996.5	10,996.5	8,906.1	2,090.4	23.47
Spain	2,916.5	2,916.5	2,450.5	466.0	19.02
Abroad	8,080.0	8,080.0	6,455.6	1,624.4	25.16

Total customer funds	538,041.7	365,604.5	323,900.8	41,703.7	12.88

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Shareholders’ equity and capital ratios			Variation
Million euros
	2004	2003	Amount	(%)

Subscribed capital stock	3,127.1	2,384.2	742.9	31.16
Paid-in surplus	20,370.1	8,720.7	11,649.4	133.58
Reserves (includes net reserves
at consolidated companies)	7,366.3	6,102.5	1,263.8	20.71

Total primary capital	30,863.5	17,207.4	13,656.1	79.36

Net attributable income	3,135.6	2,610.8	524.7	20.10
Treasury stock	(104.2)	(10.2)	(94.0)	925.90
Distributed interim dividend	(791.6)	(739.1)	(52.5)	7.10

Shareholders’ equity at period-end	33,103.4	19,069.0	14,034.4	73.60

Interim dividend pending distribution	(519.1)	(369.6)	(149.6)	40.47
Final dividend	(526.6)	(335.7)	(190.9)	56.85

Shareholders’ equity after
allocation of period-end results	32,057.6	18,363.7	13,693.9	74.57

Preferred shares	7,393.4	4,484.9	2,908.6	64.85
Minority interests	1,678.0	1,575.8	102.2	6.49

Shareholders’ equity and minority interests	41,129.1	24,424.4	16,704.7	68.39

Basic capital (Tier I)	23,830.8	16,951.2	6,879.6	40.58
Supplementary capital	17,471.8	8,570.2	8,901.7	103.87

Eligible capital	41,302.7	25,521.4	15,781.2	61.84

Risk weighted assets (BIS criteria)	318,133.2	205,253.4	112,879.8	55.00

BIS ratio	12.98	12.43	0.55

Tier I	7.49	8.26	(0.77)

Excess (amount)	15,852.0	9,101.1	6,750.9	74.18

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2004

Shareholders and trading data
Shareholders (number)	2,685,317
Shares outstanding (number)	6,254,296,579
Average daily turnover (no. of shares)	51,308,359
Share liquidity* (%)	259

euros
Dividend per share
First interim dividend (01.08.04)	0.0830
Second interim dividend (01.11.04)	0.0830
Third interim dividend (01.02.05)	0.0830
Fourth interim dividend (01.05.05)	0.0842

Price movements during the period
Beginning (30.12.03)	9.39
High	9.77
Low	7.70
Last (30.09.04)	9.13
Market capitalization (millions)	57,101.7

Stock market indicators
Price / Book value (X)	1.78
Ordinary P/E ratio (cash-basis**) (X)	12.61
Ordinary P/E ratio (X)	14.48

(*).-Number of shares traded during the period / number of shares
(**).-Before ordinary goodwill amortization

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Credit risk management*				Variation excl. Abbey
Million euros
	2004	2004 w/o Abbey	2003	Amount	(%)

Non-performing loans	3,948.4	3,017.8	3,222.5	(204.7)	(6.35)
NPL ratio (%)	1.05	1.27	1.55	(0.28)
Allowances for loan-losses	7,289.3	6,276.0	5,323.1	952.8	17.90
NPL coverage (%)	184.61	207.96	165.19	42.77

Ordinary non-performing loans **	2,674.5	2,427.9	2,712.2	(284.3)	(10.48)
NPL ratio (%) **	0.71	1.03	1.31	(0.28)
NPL coverage (%) **	272.55	258.49	196.26	62.23

(*)	Excluding country-risk
(**)	Excluding NPLs backed by residential mortgages
Note:	NPL ratio: Non-performing loans / computable risk

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Quarterly non-performing loans evolution
Million euros
	Q4 ’03	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04

Balance at beginning of period	3,461.4	3,222.5	2,857.9	2,871.8	2,928.3
+ Net additions *	71.2	65.5	262.9	293.1	1,129.4
- Write-offs	(310.1)	(430.1)	(249.0)	(236.6)	(109.3)

Balance at period-end	3,222.5	2,857.9	2,871.8	2,928.3	3,948.4

(*).-In Q4 ’04, 930.6 million belong to Abbey

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Country-risk management
	2004		2003	Variation excl. Abbey

	Mill. euros	Mill. US$	Mill. US$	Amount	(%)

Risk (gross)	921.3	1,254.9	627.9	627.0	99.85
Allowances	301.0	410.0	513.0	(103.0)	(20.07)

Risk (net)	620.2	844.8	114.9	729.9	635.28

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	Net Operating income			Net attributable income (cash-basis)			Efficiency (%)

		Variation			Variation

	2004	Amount	(%)	2004	Amount	(%)	2004	2003

European Retail Banking	3,918.7	589.2	17.70	2,120.3	358.7	20.36	42.46	45.75
Santander Central Hispano	1,859.6	202.1	12.19	1,041.4	114.9	12.40	43.02	45.44
Banesto	815.9	123.3	17.81	470.1	90.2	23.74	45.59	48.46
Santander Consumer	806.8	220.2	37.54	359.0	111.2	44.89	35.50	39.89
Portugal	436.4	56.3	14.81	249.9	36.7	17.22	44.35	48.42
Retail Banking Latin America	1,741.2	87.7	5.30	1,038.6	(25.8)	(2.43)	55.26	54.86
Asset Management & Private Banking	479.1	62.4	14.99	351.1	31.5	9.87	42.33	43.99
Global Wholesale Banking	412.7	29.5	7.69	331.1	105.6	46.80	46.03	47.54
Financial Management and Equity Stakes	(6.5)	55.7	(89.48)	(240.5)	(2.6)	1.08	—	—

Total	6,545.2	824.5	14.41	3,600.7	467.4	14.92	47.44	49.34

	ROE (cash-basis) (%)		NPL ratio (%)		NPL coverage (%)

	2004	2003	2004	2003	2004	2003

European Retail Banking	19.50	19.51	1.06	1.09	235.33	209.82
Santander Central Hispano	20.78	22.40	0.55	0.73	399.41	262.87
Banesto	16.79	15.57	0.55	0.66	391.76	339.32
Santander Consumer	22.02	21.19	2.22	2.12	153.48	149.70
Portugal	17.42	16.88	3.14	2.30	111.35	125.44
Retail Banking Latin America	26.87	28.90	2.58	3.90	163.53	125.06
Asset Management & Private Banking	63.67	61.12	0.71	0.19	217.09	758.38
Global Wholesale Banking	20.87	13.32	0.39	0.70	430.15	308.38

Total (w/o Abbey)	18.35	17.37	1.27	1.55	207.96	165.19

	Number of employees		Number of branches

	2004	2003	2004	2003

European Retail Banking	40,703	41,643	5,180	5,090
Santander Central Hispano	19,371	20,747	2,571	2,548
Banesto	9,801	9,954	1,683	1,689
Santander Consumer	5,234	3,991	256	183
Portugal	6,297	6,900	670	670
Retail Banking Latin America	52,107	52,229	3,874	3,894
Asset Management & Private Banking	6,735	6,606	171	189
Global Wholesale Banking	2,223	2,288	18	26
Financial Management and Equity Stakes	359	271	—	—

Total (w/o Abbey)	102,127	103,038	9,243	9,199

Abbey	24,361		730

Total	126,488		9,973

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European Retail Banking
Million euros			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	4,952.0	4,633.1	318.9	6.88

Net fees and commissions	2,347.0	2,115.4	231.6	10.95

Basic revenue	7,298.9	6,748.4	550.5	8.16

Trading gains	276.7	175.7	101.0	57.50

Net operating revenue	7,575.6	6,924.1	651.5	9.41

Personnel and general expenses	(3,216.9)	(3,168.0)	(48.9)	1.54
a) Direct	(2,754.5)	(2,732.3)	(22.2)	0.81
Personnel expenses	(1,996.1)	(1,992.1)	(4.0)	0.20
General expenses	(758.3)	(740.1)	(18.2)	2.46
b) Indirect	(462.4)	(435.7)	(26.6)	6.12
Depreciation	(366.1)	(365.7)	(0.5)	0.12
Other operating costs	(74.0)	(61.0)	(13.0)	21.34

Net operating income	3,918.7	3,329.5	589.2	17.70

Income from equity - accounted holdings	113.1	87.9	25.2	28.67
Net provisions for loan - losses	(1,040.0)	(895.0)	(145.0)	16.20
Other income	67.5	57.3	10.2	17.72

Income before taxes	3,059.2	2,579.7	479.5	18.59

Net consolidated income	2,225.4	1,862.7	362.8	19.48

Net attributable income	2,120.3	1,761.6	358.7	20.36

			Variation

	2004	2003	Amount	(%)

Balance sheet
Loans	144,273.9	125,137.2	19,136.7	15.29
Government securities	4,315.7	4,009.4	306.3	7.64
Due from banks	29,858.2	31,512.5	(1,654.3)	(5.25)
Investment securities	13,664.0	9,636.3	4,027.7	41.80
Tangible and intangible assets	3,037.1	2,979.6	57.5	1.93
Other assets	7,979.3	7,466.7	512.5	6.86

Total Assets / Liabilities	203,128.2	180,741.7	22,386.4	12.39

Customer deposits	98,011.7	93,282.1	4,729.6	5.07
Debt securities	20,398.1	13,035.9	7,362.2	56.48
Subordinated debt	1,662.0	1,211.5	450.5	37.19
Due to banks	42,624.1	39,501.3	3,122.8	7.91
Other liabilities	28,387.8	23,874.2	4,513.6	18.91
Capital assigned	12,044.6	9,836.9	2,207.7	22.44

Other managed funds (off - balance sheet)	68,863.6	61,716.8	7,146.7	11.58

Mutual funds	58,788.6	53,066.9	5,721.6	10.78
Pension funds	7,540.4	6,842.4	697.9	10.20
Managed portfolios	2,534.6	1,807.5	727.2	40.23

Customer funds	188,935.3	169,246.3	19,689.0	11.63

Total managed funds	271,991.7	242,458.6	29,533.2	12.18

			Variation

	2004	2003	Amount		(%)

Ratios (%) and other data
ROE	19.50	19.51	(0.01)	p.
Efficiency ratio	42.46	45.75	(3.29)	p.
Recurrence ratio	72.96	66.77	6.19	p.
NPL ratio	1.06	1.09	(0.03)	p.
NPL coverage	235.33	209.82	25.51	p.
Number of employees (direct and assigned)	40,703	41,643	(940)		(2.26)
Number of branches	5,180	5,090	90		1.77

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Santander Central Hispano Retail Banking			Variation
Million euros
	2004	2003	Amount		%

Income statement
Net interest revenue	2,005.5	2,064.8	(59.4)		(2.88)

Net fees and commissions	1,487.2	1,316.0	171.1		13.00

Basic revenue	3,492.6	3,380.9	111.7		3.30

Trading gains	146.7	50.8	95.9		188.80

Net operating revenue	3,639.3	3,431.7	207.6		6.05

Personnel and general expenses	(1,565.5)	(1,559.2)	(6.3)		0.40
a) Direct	(1,164.9)	(1,186.3)	21.3		(1.80)
Personnel expenses	(975.2)	(987.0)	11.8		(1.19)
General expenses	(189.7)	(199.3)	9.6		(4.80)
b) Indirect	(400.6)	(373.0)	(27.6)		7.41
Depreciation	(174.3)	(178.1)	3.8		(2.14)
Other operating costs	(39.9)	(36.9)	(3.1)		8.30

Net operating Income	1,859.6	1,657.5	202.1		12.19

Income from equity-accounted holdings	0.0	0.0	0.0		—
Net provisions for loan - losses	(425.7)	(371.7)	(54.0)		14.52
Other Income	14.1	3.6	10.5		288.89

Income before taxes	1,448.0	1,289.4	158.6		12.30

Net consolidated Income	1,041.4	927.7	113.6		12.25

Net attributable income	1,041.4	926.5	114.9		12.40

			Variation

	2004	2003	Amount		%

Balance sheet
Loans	66,837.3	60,012.4	6,824.9		11.37
Government securities	0.0	0.0	0.0		—
Due from banks	91.7	21.5	70.2		326.52
Investment securities	1.0	1.1	(0.1)		(13.02)
Tangible and intangible assets	1,599.4	1,612.2	(12.8)		(0.79)
Other assets	784.8	866.8	(82.0)		(9.46)

Total Assets / Liabilities	69,314.1	62,513.9	6,800.2		10.88

Customer deposits	42,652.9	42,426.9	226.0		0.53
Debt securities	2,248.6	387.5	1,861.1		480.34
Subordinated debt	0.0	0.0	0.0		—
Due to banks	14.5	332.6	(318.1)		(95.63)
Other liabilities	18,844.3	14,724.4	4,119.9		27.98
Capital assigned	5,553.8	4,642.5	911.3		19.63

Other managed funds (off - balance sheet)	47,384.8	42,654.8	4,730.0		11.09

Mutual funds	42,141.5	37,888.7	4,252.8		11.22
Pension funds	5,243.3	4,766.2	477.1		10.01
Managed portfolios	0.0	0.0	0.0		—

Customer funds	92,286.3	85,469.2	6,817.0		7.98

Total managed funds	116,698.9	105,168.8	11,530.1		10.96

			Variation

	2004	2003	Amount		%

Ratio (%) and other data
ROE	20.78	22.40	(1.62	) p.
Efficiency ratio	43.02	45.44	(2.42	) p.
Recurrence ratio	94.99	84.40	10.59	p.
NPL ratio	0.55	0.73	(0.18	) p.
NPL coverage	399,41	262.87	136.54	p.
Number of employees (direct and assigned)	19,371	20,747	(1,376)		(6.63)
Number of branches	2,571	2,548	23		0.90

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Banesto			Variation
Million euros
	2004	2003	Amount	%

Income statement

Net interest revenue	1,142.8	1,058.9	83.9	7.92

Net fees and commissions	502.4	462.4	40.0	8.65

Basic revenue	1,645.1	1,521.2	123.9	8.14

Trading gains	74.5	57.1	17.3	30.37

Net operating revenue	1,719.6	1,578.4	141.2	8.95

Personnel and general expenses	(783.9)	(764.8)	(19.1)	2.50
a) Direct	(755.7)	(738.6)	(17.2)	2.32
Personnel expenses	(557.7)	(545.2)	(12.5)	2.29
General expenses	(198.0)	(193.4)	(4.7)	2.41
b) Indirect	(28.2)	(26.2)	(2.0)	7.44
Depreciation	(97.7)	(101.1)	3.4	(3.39)
Other operating costs	(22.1)	(19.9)	(2.2)	10.97

Net operating income	815.9	692.6	123.3	17.81

Income from equity - accounted holdings	91.0	74.4	16.6	22.30
Net provisions for loan - losses	(199.9)	(171.4)	(28.5)	16.63
Other income	54.4	27.1	27.3	100.72

Income before taxes	761.5	622.7	138.7	22.28

Net consolidated income	533.6	436.4	97.2	22.27

Net attributable income	470.1	379.9	90.2	23.74

			Variation

	2004	2003	Amount	(%)

Balance sheet
Loans	39,540.1	31,250.3	8,289.8	26.53
Government securities	4,315.7	4,009.4	306.3	7.64
Due from banks	13,364.2	12,627.5	736.7	5.83
Investment securities	3,869.0	4,243.2	(374.2)	(8.82)
Tangible and intangible assets	783.5	785.8	(2.3)	(0.29)
Other assets	4,610.5	4,479.4	131.2	2.93

Total Assets / Liabilities	66,483.1	57,395.7	9,087.4	15.83

Customer deposits	30,994.3	28,637.0	2,357.2	8.23
Debt securities	11,400.8	5,658.3	5,742.5	101.49
Subordinated debt	1,243.0	762.1	480.9	63.11
Due to banks	13,076.8	13,873.0	(796.1)	(5.74)
Other liabilities	6,749.1	5,858.1	891.0	15.21
Group capital and reserves	3,019.1	2,607.2	412.0	15.80

Other managed funds (off - balance sheet)	13,108.2	11,745.7	1,362.5	11.60

Mutual funds	11,398.9	10,330.5	1,068.4	10.34
Pension funds	1,326.6	1,190.4	136.3	11.45
Managed portfolios	382.6	224.8	157.8	70.19

Customer funds	56,746.3	46,803.1	9,943.1	21.24

Total managed funds	79,591.3	69,141.3	10,449.9	15.11

			Variation

	2004	2003	Amount		(%)

Ratios (%) and other data
ROE	16.79	15.57	1.22	p.
Efficiency ratio	45.59	48.46	(2.87	) p.
Recurrence ratio	64.08	60.46	3.63	p.
NPL ratio	0.55	0.66	(0.11	) p.
NPL coverage	391.76	339.32	52.44	p.
Number of employees (direct and assigned)	9,801	9,954	(153)		(1.54)
Number of branches	1,683	1,689	(6)		(0.36)

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Retail Banking Portugal
Million euros			Variation

	2004	2003	Amount		(%)

Income statement

Net interest revenue	640.0	613.2	26.8		4.38

Net fees and commissions	260.2	232.0	28.1		12.13

Basic revenue	900.2	845.2	55.0		6.50

Trading gains	9.8	7.1	2.7		38.31

Net operating revenue	910.0	852.3	57.7		6.77

Personnel and general expenses	(403.6)	(412.7)	9.1		(2.21)
a) Direct	(388.0)	(398.2)	10.2		(2.55)
Personnel expenses	(253.5)	(255.9)	2.4		(0.94)
General expenses	(134.5)	(142.3)	7.7		(5.45)
b) Indirect	(15.6)	(14.5)	(1.0)		7.22
Depreciation	(59.4)	(56.1)	(3.3)		5.85
Other operating costs	(10.7)	(3.5)	(7.2)		208.74

Net operating income	436.4	380.1	56.3		14.81

Income from equity - accounted holdings	0.0	0.0	0.0		—
Net provisions for loan - losses	(113.8)	(107.7)	(6.1)		5.64
Other income	9.9	19.7	(9.8)		(49.80)

Income before taxes	332.4	292.0	40.4		13.84

Net consolidated income	291.0	248.9	42.2		16.94

Net attributable income	249.9	213.2	36.7		17.22

			Variation

	2004	2003	Amount		(%)

Balance sheet
Loans	15,200.3	17,468.6	(2,268.3)		(12.98)
Government securities	0.0	0.0	0.0		—
Due from banks	10,916.8	12,865.0	(1,948.2)		(15.14)
Investment securities	9,652.7	5,244.1	4,408.6		84.07
Tangible and intangible assets	534.8	486.6	48.2		9.91
Other assets	1,460.8	1,273.3	187.5		14.72

Total Assets / Liabilities	37,765.4	37,337.6	427.8		1.15

Customer deposits	12,847.5	12,893.8	(46.3)		(0.36)
Debt securities	3,961.9	4,100.4	(138.5)		(3.38)
Subordinated debt	303.4	315.9	(12.5)		(3.97)
Due to banks	17,768.6	16,988.1	780.4		4.59
Other liabilities	1,354.8	1,775.9	(421.1)		(23.71)
Group capital and reserves	1,529.3	1,263.5	265.8		21.04

Other managed funds (off - balance sheet)	8,127.8	7,133.6	994.2		13.94

Mutual funds	5,029.3	4,681.3	348.0		7.43
Pension funds	946.4	869.6	76.8		8.83
Managed portfolios	2,152.0	1,582.6	569.4		35.98

Customer funds	25,240.6	24,443.7	796.9		3.26

Total managed funds	45,893.2	44,471.2	1,422.0		3.20

			Variation

	2004	2003	Amount		(%)

Ratios (%) and other data
ROE	17.42	16.88	0.54	p.
Efficiency ratio	44.35	48.42	(4.07	) p.
Recurrence ratio	64.47	56.23	8.24	p.
NPL ratio	3.14	2.30	0.84	p.
NPL coverage	111.35	125.44	(14.09	) p.
Number of employees (direct and assigned)	6,297	6,900	(603)		(8.74)
Number of branches	670	670	0		0.00

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Total Portugal
Million euros			Variation

	2004	2003	Amount	(%)

Net attributable income "proforma"	289.5	251.0	38.4	15.30

Retail Banking	249.9	213.2	36.7	17.22
Global areas	39.6	37.9	1.7	4.51

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Santander Consumer
Million euros			Variation

	2004	2003	Amount		(%)

Income statement

Net interest revenue	1,163.7	878.2	285.5		32.51

Net fees and commissions	97.3	86.4	10.9		12.59

Basic revenue	1,261.0	964.6	296.4		30.72

Trading gains	45.8	60.7	(15.0)		(24.62)

Net operating revenue	1,306.8	1,025.3	281.4		27.45

Personnel and general expenses	(463.8)	(409.0)	(54.9)		13.41
a) Direct	(445.8)	(388.2)	(57.6)		14.83
Personnel expenses	(209.7)	(194.2)	(15.5)		7.98
General expenses	(236.1)	(194.0)	(42.1)		21.69
b) Indirect	(18.0)	(20.8)	2.7		(13.09)
Depreciation	(34.8)	(29.0)	(5.8)		19.99
Other operating costs	(1.3)	(0.8)	(0.6)		74.14

Net operating income	806.8	586.6	220.2		37.54

Income from equity - accounted holdings	22.1	13.5	8.6		63.83
Net provisions for loan - losses	(300.6)	(227.0)	(73.6)		32.42
Other income	(10.9)	9.9	(20.8)		—

Income before taxes	517.4	382.9	134.4		35.10

Net consolidated income	359.4	255.4	104.1		40.75

Net attributable income	359.0	247.8	111.2		44.89

			Variation

	2004	2003	Amount		(%)

Balance sheet
Loans	22,696.1	16,405.9	6,290.3		38.34
Government securities	0.0	0.0	0.0		—
Due from banks	5,485.5	5,998.5	(512.9)		(8.55)
Investment securities	141.3	147.9	(6.6)		(4.43)
Tangible and intangible assets	119.4	95.1	24.4		25.62
Other assets	1,123.1	847.2	275.9		32.56

Total Assets / Liabilities	29,565.5	23,494.5	6,071.0		25.84

Customer deposits	11,517.0	9,324.3	2,192.7		23.52
Debt securities	2,786.7	2,889.7	(103.0)		(3.56)
Subordinated debt	115.5	133.4	(17.9)		(13.41)
Due to banks	11,764.1	8,301.8	3,462.3		41.71
Other liabilities	1,439.6	1,521.5	(81.9)		(5.38)
Group capital and reserves	1,942.4	1,323.7	618.7		46.74

Other managed funds (off - balance sheet)	242.8	182.7	60.1		32.90

Mutual funds	218.8	166.4	52.4		31.46
Pension funds	24.0	16.3	7.8		47.65
Managed portfolios	0.0	0.0	0.0		—

Customer funds	14,662.1	12,530.2	2,132.0		17.01

Total managed funds	29,808.3	23,677.2	6,131.1		25.89

			Variation

	2004	2003	Amount		(%)

Ratios (%) and other data
ROE	22.02	21.19	0.83	p.
Efficiency ratio	35.50	39.89	(4.39)	p.
Recurrence ratio	20.97	21.13	(0.15)	p.
NPL ratio	2.22	2.12	0.10	p.
NPL coverage	153.48	149.70	3.78	p.
Number of employees (direct and assigned)	5,234	3,991	1,243		31.15
Number of branches	256	183	73		39.89

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Retail Banking Latin America
Million euros			Variation

	2004	2003	Amount		(%)

Income statement

Net interest revenue	3,369.7	2,965.3	404.4		13.64

Net fees and commissions	1,201.3	1,036.0	165.3		15.96

Basic revenue	4,571.0	4,001.3	569.7		14.24

Trading gains	204.5	501.3	(296.7)		(59.20)

Net operating revenue	4,775.5	4,502.6	273.0		6.06

Personnel and general expenses	(2,638.8)	(2,470.0)	(168.7)		6.83
a) Direct	(2,504.2)	(2,339.1)	(165.1)		7.06
Personnel expenses	(1,330.3)	(1,270.4)	(59.9)		4.71
General expenses	(1,173.9)	(1,068.6)	(105.2)		9.85
b) Indirect	(134.6)	(131.0)	(3.6)		2.78
Depreciation	(282.7)	(280.9)	(1.8)		0.64
Other operating costs	(112.8)	(98.0)	(14.8)		15.08

Net operating income	1,741.2	1,653.6	87.7		5.30

Income from equity - accounted holdings	3.7	(4.8)	8.5		—
Net provisions for loan - losses	(286.7)	(340.6)	53.9		(15.83)
Other income	(182.6)	74.3	(257.0)		—

Income before taxes	1,275.6	1,382.5	(106.9)		(7.73)

Net consolidated income	1,200.1	1,197.4	2.7		0.22

Net attributable income	1,038.6	1,064.5	(25.8)		(2.43)

			Variation

	2004	2003	Amount		(%)

Balance sheet
Loans	33,691.5	28,234.7	5,456.9		19.33
Government securities	0.0	0.0	0.0		—
Due from banks	15,347.7	16,480.6	(1,132.9)		(6.87)
Investment securities	25,773.3	20,896.3	4,877.0		23.34
Tangible and intangible assets	1,384.6	1,435.7	(51.1)		(3.56)
Other assets	10,129.1	9,567.1	561.9		5.87

Total Assets / Liabilities	86,326.1	76,614.3	9,711.8		12.68

Customer deposits	39,698.9	35,851.3	3,847.5		10.73
Debt securities	5,117.8	4,397.9	719.9		16.37
Subordinated debt	725.2	531.8	193.4		36.36
Due to banks	29,764.1	25,414.3	4,349.8		17.12
Other liabilities	7,087.3	6,785.1	302.2		4.45
Capital assigned	3,932.9	3,633.9	298.9		8.23

Other managed funds (off - balance sheet)	31,736.3	27,765.0	3,971.3		14.30

Mutual funds	14,385.3	12,258.3	2,127.1		17.35
Pension funds	13,356.7	11,972.5	1,384.2		11.56
Managed portfolios	3,994.3	3,534.2	460.1		13.02

Customer funds	77,278.1	68,545.9	8,732.2		12.74

Total managed funds	118,062.4	104,379.2	13,683.2		13.11

			Variation

	2004	2003	Amount		(%)

Ratios (%) and other data
ROE	26.87	28.90	(2.03	) p.
Efficiency ratio	55.26	54.86	0.40	p.
Recurrence ratio	45.53	41.94	3.58	p.
NPL ratio	2.58	3.90	(1.32	) p.
NPL coverage	163.53	125.06	38.47	p.
Number of employees (direct and assigned)	52,107	52,229	(122)		(0.23)
Number of branches	3,874	3,894	(20)		(0.51)

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Retail Banking Latin America	Variation (%)
Excl. exch.
rate

Business highlights
Gross Loans*	23.82
Customer funds on balance sheet	18.26
Mutual funds	20.16
Pension funds	15.17
Total managed funds	18.17

(**).- Excluding Fobaproa: +25%

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Total Latin America
Million euros			Variation		Variation (%)
					Excl. exch.
	2004	2003	Amount	(%)	rate

Income before taxes	1,628.4	1,751.4	(123.1)	(7.03)	1.57

Net consolidated income	1,459.1	1,470.8	(11.7)	(0.80)	8.30

Net attributable income "proforma"	1,284.8	1,318.5	(33.7)	(2.55)	6.61

Retail Banking	1,038.6	1,064.5	(25.8)	(2.43)	7.36
Global areas	246.2	254.0	(7.8)	(3.08)	3.49

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Retail Banking Brazil
Million euros			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	1,376.6	1,180.8	195.8	16.58

Net fees and commissions	464.5	397.1	67.4	16.97

Basic revenue	1,841.1	1,577.9	263.2	16.68

Trading gains	98.3	260.9	(162.6)	(62.31)

Net operating revenue	1,939.4	1,838.8	100.6	5.47

Personnel and general expenses	(978.9)	(826.3)	(152.6)	18.47
a) Direct	(978.9)	(826.3)	(152.6)	18.47
Personnel expenses	(561.5)	(510.8)	(50.7)	9.92
General expenses	(417.4)	(315.5)	(101.9)	32.30
b) Indirect	0.0	0.0	0.0	—
Depreciation	(125.7)	(100.7)	(25.0)	24.85
Other operating costs	(39.3)	(33.6)	(5.7)	17.10

Net operating income	795.5	878.2	(82.8)	(9.42)

Income from equity - accounted holdings	0.9	1.4	(0.5)	(36.43)
Net provisions for loan - losses	(152.5)	(159.4)	6.9	(4.33)
Other income	45.2	97.9	(52.7)	(53.80)

Income before taxes	689.1	818.2	(129.1)	(15.78)

Net consolidated income	618.0	628.5	(10.5)	(1.67)

Net attributable income	604.9	615.4	(10.4)	(1.69)

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Retail Banking Mexico
Million euros			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	840.5	793.1	47.5	5.98

Net fees and commissions	322.2	265.7	56.5	21.27

Basic revenue	1,162.8	1,058.8	104.0	9.82

Trading gains	(7.3)	88.0	(95.3)	—

Net operating revenue	1,155.4	1,146.7	8.7	0.76

Personnel and general expenses	(551.6)	(602.8)	51.3	(8.51)
a) Direct	(551.6)	(602.8)	51.3	(8.51)
Personnel expenses	(295.2)	(309.7)	14.6	(4.71)
General expenses	(256.4)	(293.1)	36.7	(12.52)
b) Indirect	0.0	0.0	0.0	—
Depreciation	(50.1)	(54.3)	4.2	(7.70)
Other operating costs	(49.7)	(45.0)	(4.7)	10.45

Net operating income	504.0	444.6	59.4	13.37

Income from equity - accounted holdings	0.2	(0.2)	0.4	—
Net provisions for loan - losses	(4.5)	26.7	(31.1)	—
Other income	(89.9)	(54.5)	(35.4)	64.99

Income before taxes	409.9	416.6	(6.6)	(1.59)

Net consolidated income	358.7	415.1	(56.4)	(13.58)

Net attributable income	266.2	334.6	(68.4)	(20.44)

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Retail Banking Chile
Million euros			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	629.3	565.1	64.2	11.35

Net fees and commissions	155.9	142.7	13.2	9.25

Basic revenue	785.2	707.8	77.4	10.93

Trading gains	38.1	41.9	(3.7)	(8.89)

Net operating revenue	823.3	749.7	73.6	9.82

Personnel and general expenses	(341.1)	(307.1)	(34.0)	11.07
a) Direct	(341.1)	(307.1)	(34.0)	11.07
Personnel expenses	(179.6)	(160.1)	(19.5)	12.19
General expenses	(161.5)	(147.0)	(14.5)	9.85
b) Indirect	0.0	0.0	0.0	–
Depreciation	(43.4)	(45.5)	2.0	(4.50)
Other operating costs	(5.6)	(4.6)	(1.0)	21.34

Net operating income	433.1	392.4	40.7	10.37

Income from equity - accounted holdings	(0.5)	0.3	(0.7)	—
Net provisions for loan - losses	(60.1)	(98.5)	38.4	(38.97)
Other income	(59.3)	(21.4)	(37.9)	176.60

Income before taxes	313.2	272.8	40.5	14.84

Net consolidated income	267.0	233.3	33.7	14.45

Net attributable income	220.5	199.1	21.4	10.75

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Retail Banking Brazil
Million brazilian real			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	5,000.6	4,084.8	915.8	22.42

Net fees and commissions	1,687.3	1,373.7	313.6	22.83

Basic revenue	6,687.9	5,458.5	1,229.4	22.52

Trading gains	357.1	902.5	(545.3)	(60.43)

Net operating revenue	7,045.0	6,361.0	684.0	10.75

Personnel and general expenses	(3,555.9)	(2,858.4)	(697.5)	24.40
a) Direct	(3,555.9)	(2,858.4)	(697.5)	24.40
Personnel expenses	(2,039.8)	(1,767.1)	(272.7)	15.43
General expenses	(1,516.1)	(1,091.3)	(424.8)	38.93
b) Indirect	0.0	0.0	0.0	—
Depreciation	(456.6)	(348.2)	(108.3)	31.11
Other operating costs	(142.9)	(116.2)	(26.7)	22.96

Net operating income	2,889.6	3,038.1	(148.5)	(4.89)

Income from equity - accounted holdings	3.3	5.0	(1.7)	(33.24)
Net provisions for loan - losses	(553.9)	(551.4)	(2.6)	0.47
Other income	164.3	338.7	(174.4)	(51.49)

Income before taxes	2,503.3	2,830.4	(327.1)	(11.56)

Net consolidated income	2,245.0	2,174.2	70.8	3.26

Net attributable income	2,197.5	2,128.7	68.8	3.23

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Retail Banking Mexico Million new mexican peso
				Variation

		2004	2003	Amount	(%)
Income statement

Net interest revenue		11,777.4	9,657.1	2,120.3	21.96

Net fees and commissions		4,515.1	3,235.6	1,279.6	39.55

Basic revenue		16,292.5	12,892.6	3,399.9	26.37

Trading gains		(102.6)	1,071.2	(1,173.8)	—

Net operating revenue		16,189.9	13,963.8	2,226.1	15.94

Personnel and general expenses		(7,728.4)	(7,340.6)	(387.7)	5.28
a)	Direct	(7,728.4)	(7,340.6)	(387.7)	5.28
Personnel expenses		(4,135.7)	(3,771.7)	(364.0)	9.65
General expenses		(3,592.7)	(3,568.9)	(23.7)	0.67
b)	Indirect	0.0	0.0	0.0	—
Depreciation		(702.7)	(661.6)	(41.1)	6.20
Other operating costs		(696.7)	(548.2)	(148.5)	27.10

Net operating income		7,062.2	5,413.4	1,648.7	30.46

Income from equity-accounted holdings		3.4	(2.4)	5.9	—
Net provisions for loan-losses		(62.8)	324.6	(387.4)	—
Other income		(1,259.1)	(663.2)	(595.9)	89.86

Income before taxes		5,743.7	5,072.4	671.3	13.23

Net consolidated income		5,026.4	5,054.4	(28.0)	(0.55)

Net attributable income		3,730.3	4,074.5	(344.2)	(8.45)

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Retail Banking Chile
Million chilean peso				Variation

		2004	2003	Amount	(%)
Income statement

Net interest revenue		476,177.8	440,053.9	36,123.9	8.21

Net fees and commissions		117,944.7	111,098.0	6,846.7	6.16

Basic revenue		594,122.5	551,151.9	42,970.6	7.80

Trading gains		28,852.3	32,588.7	(3,736.4)	(11.47)

Net operating revenue		622,974.8	583,740.7	39,234.1	6.72

Personnel and general expenses		(258,137.7)	(239,161.2)	(18,976.5)	7.93
a)	Direct	(258,137.7)	(239,161.2)	(18,976.5)	7.93
Personnel expenses		(135,934.4)	(124,683.5)	(11,251.0)	9.02
General expenses		(122,203.2)	(114,477.7)	(7,725.5)	6.75
b)	Indirect	0.0	0.0	0.0	—
Depreciation		(32,855.9)	(35,402.1)	2,546.3	(7.19)
Other operating costs		(4,245.0)	(3,600.0)	(645.0)	17.92

Net operating income		327,736.3	305,577.4	22,158.9	7.25

Income from equity - accounted holdings		(354.9)	200.1	(555.0)	—
Net provisions for loan - losses		(45,480.3)	(76,688.9)	31,208.6	(40.70)
Other income		(44,876.7)	(16,695.7)	(28,181.0)	168.79

Income before taxes		237,024.4	212,392.9	24,631.5	11.60

Net consolidated income		202,002.4	181,634.2	20,368.2	11.21

Net attributable income		166,868.4	155,046.0	11,822.4	7.63

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Total Latin America
Million euros				Variation

		2004	2003	Amount	(%)
Income statement

Net interest revenue		3,460.1	3,029.9	430.1	14.20

Net fees and commissions		1,701.3	1,525.6	175.8	11.52

Basic revenue		5,161.4	4,555.5	605.9	13.30

Trading gains		221.3	513.6	(292.3)	(56.91)

Net operating revenue		5,382.7	5,069.1	313.6	6.19

Personnel and general expenses		(2,876.2)	(2,692.2)	(184.0)	6.83
a)	Direct	(2,733.7)	(2,554.7)	(179.0)	7.01
Personnel expenses		(1,477.2)	(1,407.1)	(70.1)	4.98
General expenses		(1,256.5)	(1,147.6)	(108.9)	9.49
b)	Indirect	(142.4)	(137.4)	(5.0)	3.63
Depreciation		(289.5)	(292.7)	3.3	(1.12)
Other operating costs		(112.7)	(99.1)	(13.6)	13.71

Net operating income		2,104.4	1,985.1	119.3	6.01

Income from equity-accounted holdings		5.1	28.8	(23.7)	(82.44)
Net provisions for loan-losses		(287.8)	(337.7)	49.9	(14.78)
Other income		(193.3)	75.2	(268.5)	—

Income before taxes		1,628.4	1,751.4	(123.1)	(7.03)

Net consolidated income		1,459.1	1,470.8	(11.7)	(0.80)

Net attributable income		1,284.8	1,318.5	(33.7)	(2.55)

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Brazil
Million euros			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	1,413.0	1,204.0	208.9	17.35

Net fees and commissions	583.0	512.4	70.6	13.78

Basic revenue	1,995.9	1,716.4	279.6	16.29

Trading gains	98.5	261.2	(162.6)	(62.27)

Net operating revenue	2,094.5	1,977.6	116.9	5.91

Personnel and general expenses	(1,006.3)	(851.0)	(155.2)	18.24
a) Direct	(1,006.3)	(851.0)	(155.2)	18.24
Personnel expenses	(578.2)	(526.7)	(51.6)	9.79
General expenses	(428.0)	(324.3)	(103.7)	31.97
b) Indirect	0.0	0.0	0.0	—
Depreciation	(125.8)	(100.7)	(25.1)	24.89
Other operating costs	(39.5)	(33.9)	(5.6)	16.41

Net operating income	922.9	991.9	(69.0)	(6.95)

Income from equity - accounted holdings	(10.2)	14.3	(24.5)	—
Net provisions for loan - losses	(152.8)	(159.8)	7.0	(4.36)
Other income	44.7	97.8	(53.1)	(54.31)

Income before taxes	804.6	944.2	(139.6)	(14.78)

Net consolidated income	699.2	715.1	(15.8)	(2.21)

Net attributable income	684.9	701.0	(16.0)	(2.29)

			Variation

	2004	2003	Amount	(%)

Balance sheet
Loans	5,787.3	4,205.8	1,581.5	37.60
Government securities	0.0	0.0	0.0	—
Due from banks	5,587.1	4,897.6	689.5	14.08
Investment securities	5,922.7	5,082.8	839.9	16.52
Tangible and intangible assets	388.6	394.7	(6.2)	(1.56)
Other assets	4,372.1	4,258.4	113.7	2.67

Total Assets / Liabilities	22,057.8	18,839.4	3,218.4	17.08

Customer deposits	6,618.4	5,242.1	1,376.3	26.25
Debt securities	471.5	344.3	127.2	36.94
Subordinated debt	0.0	0.0	0.0	—
Due to banks	9,167.5	7,954.2	1,213.3	15.25
Other liabilities	4,037.2	3,962.6	74.7	1.88
Capital assigned	1,763.1	1,336.1	427.0	31.96

Other managed funds (off - balance sheet)	7,355.4	6,585.6	769.8	11.69

Mutual funds	6,973.4	6,275.3	698.1	11.12
Pension funds	0.0	0.0	0.0	—
Managed portfolios	382.0	310.3	71.6	23.09

Customer funds	14,445.3	12,172.0	2,273.2	18.68

Total managed funds	29,413.2	25,425.0	3,988.2	15.69

(*).- Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

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Mexico
Million euros			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	869.3	805.6	63.7	7.90

Net fees and commissions	469.7	418.8	50.9	12.16

Basic revenue	1,339.0	1,224.4	114.6	9.36

Trading gains	(3.8)	92.3	(96.1)	—

Net operating revenue	1,335.1	1,316.7	18.4	1.40

Personnel and general expenses	(608.5)	(660.9)	52.4	(7.92)
a) Direct	(608.5)	(660.9)	52.4	(7.92)
Personnel expenses	(330.6)	(345.2)	14.6	(4.22)
General expenses	(277.9)	(315.7)	37.8	(11.97)
b) Indirect	0.0	0.0	0.0	—
Depreciation	(51.1)	(55.2)	4.1	(7.42)
Other operating costs	(49.7)	(44.9)	(4.8)	10.60

Net operating income	625.8	555.7	70.1	12.62

Income from equity - accounted holdings	(9.3)	13.3	(22.6)	—
Net provisions for loan - losses	(4.5)	26.7	(31.1)	—
Other income	(91.0)	(57.1)	(34.0)	59.55

Income before taxes	521.0	538.6	(17.6)	(3.27)

Net consolidated income	438.2	501.9	(63.7)	(12.69)

Net attributable income	331.7	406.4	(74.6)	(18.37)

			Variation

	2004	2003	Amount	(%)

Balance sheet
Loans	9,752.9	8,629.6	1,123.2	13.02
Government securities	0.0	0.0	0.0	—
Due from banks	6,537.5	3,877.6	2,660.0	68.60
Investment securities	14,256.5	10,130.0	4,126.5	40.74
Tangible and intangible assets	346.8	360.2	(13.3)	(3.70)
Other assets	2,526.2	2,164.9	361.3	16.69

Total Assets / Liabilities	33,420.0	25,162.3	8,257.7	32.82

Customer deposits	16,876.7	16,265.5	611.2	3.76
Debt securities	2,074.4	1,270.1	804.3	63.32
Subordinated debt	18.3	0.0	18.3	—
Due to banks	11,466.2	5,061.5	6,404.7	126.54
Other liabilities	1,675.9	1,572.5	103.4	6.58
Capital assigned	1,308.4	992.6	315.7	31.81

Other managed funds (off - balance sheet)	6,662.6	5,790.0	872.7	15.07

Mutual funds	4,071.6	3,362.4	709.2	21.09
Pension funds	2,591.0	2,427.5	163.5	6.73
Managed portfolios	0.0	0.0	0.0	—

Customer funds	25,632.1	23,325.6	2,306.5	9.89

Total managed funds	40,082.6	30,952.3	9,130.3	29.50

(*).-	Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

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Chile
Million euros			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	635.3	572.2	63.1	11.04

Net fees and commissions	227.1	209.6	17.5	8.36

Basic revenue	862.4	781.7	80.7	10.32

Trading gains	47.6	47.2	0.4	0.86

Net operating revenue	910.0	828.9	81.1	9.78

Personnel and general expenses	(377.3)	(340.1)	(37.2)	10.94
a) Direct	(377.3)	(340.1)	(37.2)	10.94
Personnel expenses	(202.6)	(181.2)	(21.4)	11.79
General expenses	(174.7)	(158.9)	(15.8)	9.96
b) Indirect	0.0	0.0	0.0	—
Depreciation	(44.7)	(47.3)	2.6	(5.50)
Other operating costs	(4.8)	(4.8)	0.0	(0.44)

Net operating income	483.2	436.7	46.5	10.65

Income from equity - accounted holdings	13.7	8.7	4.9	56.55
Net provisions for loan - losses	(60.1)	(98.5)	38.4	(39.02)
Other income	(61.6)	(21.5)	(40.1)	186.09

Income before taxes	375.2	325.4	49.8	15.31

Net consolidated income	318.8	278.9	39.8	14.28

Net attributable income	271.0	243.5	27.5	11.30

			Variation

	2004	2003	Amount	(%)

Balance sheet
Loans	10,003.7	8,949.3	1,054.4	11.78
Government securities	0.0	0.0	0.0	—
Due from banks	1,609.3	1,753.6	(144.3)	(8.23)
Investment securities	2,816.8	2,698.5	118.3	4.38
Tangible and intangible assets	377.9	371.7	6.2	1.66
Other assets	1,778.1	1,765.2	12.9	0.73

Total Assets / Liabilities	16,585.8	15,538.3	1,047.5	6.74

Customer deposits	9,117.4	7,904.2	1,213.1	15.35
Debt securities	1,755.1	2,016.9	(261.8)	(12.98)
Subordinated debt	706.9	531.8	175.1	32.92
Due to banks	2,780.2	3,037.9	(257.6)	(8.48)
Other liabilities	1,094.8	956.7	138.1	14.44
Capital assigned	1,131.5	1,090.8	40.6	3.72

Other managed funds (off - balance sheet)	7,011.7	5,920.8	1,090.9	18.43

Mutual funds	1,920.7	1,488.3	432.4	29.05
Pension funds	5,091.0	4,432.5	658.5	14.86
Managed portfolios	0.0	0.0	0.0	—

Customer funds	18,591.0	16,373.7	2,217.3	13.54

Total managed funds	23,597.5	21,459.1	2,138.4	9.97

(*).- Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

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Brazil
Million brazilian real			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	5,132.6	4,165.0	967.6	23.23

Net fees and commissions	2,117.7	1,772.4	345.3	19.48

Basic revenue	7,250.4	5,937.4	1,312.9	22.11

Trading gains	357.9	903.4	(545.5)	(60.38)

Net operating revenue	7,608.3	6,840.9	767.4	11.22

Personnel and general expenses	(3,655.3)	(2,943.9)	(711.4)	24.17
a) Direct	(3,655.3)	(2,943.9)	(711.4)	24.17
Personnel expenses	(2,100.5)	(1,821.9)	(278.6)	15.29
General expenses	(1,554.8)	(1,122.0)	(432.9)	38.58
b) Indirect	0.0	0.0	0.0	—
Depreciation	(457.0)	(348.5)	(108.6)	31.15
Other operating costs	(143.4)	(117.3)	(26.1)	22.24

Net operating income	3,352.5	3,431.1	(78.7)	(2.29)

Income from equity - accounted holdings	(36.9)	49.5	(86.4)	—
Net provisions for loan - losses	(555.2)	(552.8)	(2.4)	0.43
Other income	162.3	338.3	(176.0)	(52.02)

Income before taxes	2,922.7	3,266.2	(343.5)	(10.52)

Net consolidated income	2,540.0	2,473.6	66.4	2.68

Net attributable income	2,488.1	2,424.8	63.2	2.61

			Variation

	2004	2003	Amount	(%)

Balance sheet
Loans	20,937.0	15,412.7	5,524.3	35.84
Government securities	0.0	0.0	0.0	—
Due from banks	20,212.8	17,947.7	2,265.0	12.62
Investment securities	21,426.7	18,626.3	2,800.4	15.03
Tangible and intangible assets	1,405.8	1,446.6	(40.8)	(2.82)
Other assets	15,817.1	15,605.3	211.8	1.36

Total Assets / Liabilities	79,799.4	69,038.7	10,760.7	15.59

Customer deposits	23,943.5	19,210.2	4,733.4	24.64
Debt securities	1,705.9	1,261.9	444.0	35.19
Subordinated debt	0.0	0.0	0.0	—
Due to banks	33,165.7	29,149.1	4,016.6	13.78
Other liabilities	14,605.6	14,521.2	84.5	0.58
Capital assigned	6,378.6	4,896.3	1,482.3	30.27

Other managed funds (off - balance sheet)	26,609.8	24,133.5	2,476.2	10.26

Mutual funds	25,227.9	22,996.4	2,231.6	9.70
Pension funds	0.0	0.0	0.0	—
Managed portfolios	1,381.8	1,137.2	244.7	21.51

Customer funds	52,259.2	44,605.6	7,653.6	17.16

Total managed funds	106,409.1	93,172.2	13,236.9	14.21

(*).- Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

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Mexico
Million new mexican peso			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	12,180.7	9,810.4	2,370.3	24.16

Net fees and commissions	6,581.0	5,099.3	1,481.7	29.06

Basic revenue	18,761.7	14,909.7	3,852.0	25.84

Trading gains	(53.8)	1,124.0	(1,177.8)	—

Net operating revenue	18,707.9	16,033.7	2,674.2	16.68

Personnel and general expenses	(8,526.3)	(8,047.3)	(479.0)	5.95
a) Direct	(8,526.3)	(8,047.3)	(479.0)	5.95
Personnel expenses	(4,632.3)	(4,203.2)	(429.1)	10.21
General expenses	(3,894.0)	(3,844.0)	(50.0)	1.30
b) Indirect	0.0	0.0	0.0	—
Depreciation	(716.6)	(672.7)	(43.9)	6.53
Other operating costs	(696.5)	(547.3)	(149.3)	27.27

Net operating income	8,768.4	6,766.5	2,002.0	29.59

Income from equity - accounted holdings	(130.0)	162.1	(292.1)	—
Net provisions for loan - losses	(62.8)	324.6	(387.4)	—
Other income	(1,275.4)	(694.7)	(580.7)	83.59

Income before taxes	7,300.2	6,558.4	741.8	11.31

Net consolidated income	6,140.0	6,111.4	28.6	0.47

Net attributable income	4,648.4	4,948.5	(300.1)	(6.06)

			Variation

	2004	2003	Amount	(%)

Balance sheet
Loans	148,516.2	122,343.9	26,172.3	21.39
Government securities	0.0	0.0	0.0	—
Due from banks	99,553.1	54,972.7	44,580.4	81.10
Investment securities	217,097.1	143,614.6	73,482.5	51.17
Tangible and intangible assets	5,281.7	5,106.2	175.5	3.44
Other assets	38,468.9	30,692.6	7,776.2	25.34

Total Assets / Liabilities	508,917.0	356,730.1	152,186.8	42.66

Customer deposits	256,997.8	230,598.9	26,398.9	11.45
Debt securities	31,589.3	18,006.9	13,582.4	75.43
Subordinated debt	278.8	0.0	278.8	—
Due to banks	174,606.8	71,758.4	102,848.3	143.33
Other liabilities	25,520.3	22,293.1	3,227.2	14.48
Capital assigned	19,923.9	14,072.8	5,851.2	41.58

Other managed funds (off - balance sheet)	101,458.2	82,085.5	19,372.7	23.60

Mutual funds	62,002.5	47,669.8	14,332.7	30.07
Pension funds	39,455.7	34,415.6	5,040.0	14.64
Managed portfolios	0.0	0.0	0.0	—

Customer funds	390,324.1	330,691.2	59,632.8	18.03

Total managed funds	610,375.1	438,815.6	171,559.5	39.10

(*).- Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

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Chile
Million chilean peso			Variation

	2004	2003	Amount	(%)

Income statement

Net interest revenue	480,731.0	445,535.5	35,195.5	7.90

Net fees and commissions	171,835.9	163,186.5	8,649.4	5.30

Basic revenue	652,566.9	608,722.1	43,844.9	7.20

Trading gains	36,020.3	36,752.3	(731.9)	(1.99)

Net operating revenue	688,587.3	645,474.3	43,113.0	6.68

Personnel and general expenses	(285,472.5)	(264,810.8)	(20,661.7)	7.80
a) Direct	(285,472.5)	(264,810.8)	(20,661.7)	7.80
Personnel expenses	(153,292.1)	(141,111.5)	(12,180.6)	8.63
General expenses	(132,180.4)	(123,699.3)	(8,481.1)	6.86
b) Indirect	0.0	0.0	0.0	—
Depreciation	(33,835.8)	(36,846.7)	3,010.9	(8.17)
Other operating costs	(3,616.2)	(3,737.6)	121.4	(3.25)

Net operating income	365,662.8	340,079.2	25,583.6	7.52

Income from equity - accounted holdings	10,342.3	6,798.6	3,543.7	52.12
Net provisions for loan - losses	(45,464.5)	(76,717.0)	31,252.5	(40.74)
Other income	(46,596.4)	(16,760.9)	(29,835.6)	178.01

Income before taxes	283,944.3	253,399.9	30,544.4	12.05

Net consolidated income	241,220.9	217,204.5	24,016.4	11.06

Net attributable income	205,063.6	189,598.7	15,464.9	8.16

			Variation

	2004	2003	Amount	(%)

Balance sheet
Loans	7,599,927.3	6,697,589.6	902,337.7	13.47
Government securities	0.0	0.0	0.0	—
Due from banks	1,222,618.1	1,312,362.7	(89,744.6)	(6.84)
Investment securities	2,139,922.8	2,019,502.3	120,420.5	5.96
Tangible and intangible assets	287,108.5	278,202.4	8,906.1	3.20
Other assets	1,350,853.5	1,321,086.7	29,766.9	2.25

Total Assets / Liabilities	12,600,430.3	11,628,743.6	971,686.6	8.36

Customer deposits	6,926,554.9	5,915,437.1	1,011,117.9	17.09
Debt securities	1,333,352.1	1,509,435.7	(176,083.6)	(11.67)
Subordinated debt	537,019.2	397,999.6	139,019.6	34.93
Due to banks	2,112,156.4	2,273,500.4	(161,344.0)	(7.10)
Other liabilities	831,763.5	715,998.4	115,765.2	16.17
Capital assigned	859,584.1	816,372.5	43,211.6	5.29

Other managed funds (off - balance sheet)	5,326,883.9	4,431,078.4	895,805.5	20.22

Mutual funds	1,459,178.4	1,113,819.8	345,358.7	31.01
Pension funds	3,867,705.4	3,317,258.6	550,446.8	16.59
Managed portfolios	0.0	0.0	0.0	—

Customer funds	14,123,810.1	12,253,950.8	1,869,859.3	15.26

Total managed funds	17,927,314.2	16,059,822.1	1,867,492.1	11.63

(*).- Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

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Loans (gross)			Variation (%)
Million euros
				Excl. exch.
	2004	2003	Total	rate	Mkt share*

Brazil	6,026.7	4,357.6	38.30	36.54	5.5%
Mexico	10,055.1	8,899.4	12.99	21.36	16.5%
Chile	10,325.0	8,824.6	17.00	18.77	22.7%
Puerto Rico	4,105.6	4,083.8	0.53	8.42	11.1%
Venezuela	1,408.9	924.1	52.47	97.32	15.9%
Rest	3,257.6	2,658.0	22.56	26.10	6.1%

Total	35,179.0	29,747.6	18.26	23.82	11.6%

(*).- Latest available
(**).- Excluding FOBAPROA: +27%

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On-balance sheet customer funds			Variation (%)
Million euros
				Excl. exch.
	2004	2003	Total	rate	Mkt share*

Brazil	7,089.7	5,586.4	26.91	25.29	4.2%
Mexico	16,556.4	15,657.8	5.74	13.70	13.9%
Chile	11,501.7	10,368.8	10.93	12.60	21.4%
Puerto Rico	3,836.4	3,465.0	10.72	19.41	12.5%
Venezuela	3,172.7	2,503.6	26.72	64.00	13.8%
Rest	3,384.9	3,199.3	5.80	9.59	5.5%

Total	45,541.8	40,781.0	11.67	18.26	9.6%

(*).- Market share in deposits. Latest available

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Mutual funds			Variation (%)
Million euros
				Excl. exch.
	2004	2003	Total	rate	Mkt share*

Brazil	6,973.4	6,275.3	11.12	9.70	4.4%
Mexico	4,071.6	3,362.4	21.09	30.07	15.8%
Chile	1,920.7	1,488.3	29.05	31.01	19.9%
Puerto Rico	1,006.1	817.3	23.10	32.76	22.6%
Venezuela	3.3	3.7	(11.99)	13.90	6.7%
Rest	410.2	311.2	31.79	39.15	10.6%

Total	14,385.3	12,258.3	17.35	20.16	7.2%

(*).- Latest available. In Puerto Rico managed portfolios included in market share

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Pension funds			Variation (%)
Million euros
				Excl. exch.
	2004	2003	Total	rate	Mkt share*

Mexico	2,591.0	2,427.5	6.73	14.64	8.4%
Chile	5,091.0	4,432.5	14.86	16.59	11.5%
Rest	5,674.7	5,112.4	11.00	14.18	18.9%

Total	13,356.7	11,972.5	11.56	15.17	12.7%

(*).- Latest available

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NPL ratio* %
	31.12.03	31.03.04	30.06.04	30.09.04	31.12.04

Brazil	2.68	2.57	2.41	2.08	2.59
Mexico	1.33	1.11	0.96	0.86	0.72
Chile	4.70	4.04	3.30	3.02	3.32
Puerto Rico	2.66	2.42	2.68	2.52	2.25
Venezuela	5.72	5.52	4.00	3.05	2.16
Rest	12.77	7.90	10.10	8.23	6.70

Total	3.89	3.04	3.00	2.66	2.63

(*).- Spanish criteria

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NPL coverage* %
	31.12.03	31.03.04	30.06.04	30.09.04	31.12.04

Brazil	189.6	190.0	185.9	196.5	175.1
Mexico	284.3	325.9	366.6	389.4	401.3
Chile	103.1	102.0	109.2	119.0	116.0
Puerto Rico	95.8	106.9	116.8	120.3	130.9
Venezuela	152.6	170.1	221.2	281.0	346.2
Rest	80.3	107.9	108.2	121.5	136.7

Total	125.2	143.0	147.2	160.8	162.0

(*).- Spanish criteria

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Asset Management and Private Banking
Million euros			Variation

	2004	2003	Amount		(%)

Income statement

Net interest revenue	123.1	93.6	29.5		31.49

Net fees and commissions	725.9	677.1	48.8		7.21

Basic revenue	849.0	770.7	78.3		10.16

Trading gains	22.1	28.1	(6.0)		(21.36)

Net operating revenue	871.0	798.7	72.3		9.05

Personnel and general expenses	(368.7)	(351.4)	(17.3)		4.91
a) Direct	(349.4)	(333.8)	(15.6)		4.68
Personnel expenses	(222.3)	(211.7)	(10.7)		5.04
General expenses	(127.1)	(122.1)	(5.0)		4.07
b) Indirect	(19.3)	(17.6)	(1.6)		9.29
Depreciation	(23.3)	(29.4)	6.1		(20.83)
Other operating costs	0.0	(1.3)	1.3		—

Net operating income	479.1	416.6	62.4		14.99

Income from equity - accounted holdings	56.0	69.5	(13.5)		(19.40)
Net provisions for loan - losses	(9.2)	(4.1)	(5.1)		122.96
Other income	(9.1)	(6.3)	(2.8)		44.23

Income before taxes	516.7	475.6	41.1		8.64

Net consolidated income	361.9	336.8	25.1		7.46

Net attributable income	351.1	319.6	31.5		9.87

			Variation

	2004	2003	Amount		(%)

Balance sheet
Loans	2,154.0	1,548.7	605.3		39.09
Government securities	4.4	4.5	(0.1)		(1.40)
Due from banks	5,058.8	6,036.1	(977.3)		(16.19)
Investment securities	1,185.2	845.3	339.8		40.20
Tangible and intangible assets	58.9	52.9	5.9		11.18
Other assets	331.8	468.5	(136.7)		(29.17)

Total Assets / Liabilities	8,793.1	8,956.0	(163.0)		(1.82)

Customer deposits	5,859.7	6,136.2	(276.6)		(4.51)
Debt securities	0.0	0.0	0.0		—
Subordinated debt	0.0	0.0	0.0		—
Due to banks	1,636.5	1,405.6	230.9		16.43
Other liabilities	776.6	821.2	(44.6)		(5.44)
Capital assigned	520.3	593.0	(72.7)		(12.25)

Other managed funds (off - balance sheet)	23,767.8	18,387.1	5,380.7		29.26

Mutual funds	19,166.5	14,735.2	4,431.4		30.07
Pension funds	134.0	104.3	29.7		28.47
Managed portfolios	4,467.2	3,547.7	919.6		25.92

Customer funds	29,627.5	24,523.4	5,104.1		20.81

Total managed funds	32,560.9	27,343.2	5,217.7		19.08

			Variation

	2004	2003	Amount		(%)

Ratios (%) and other data
ROE	63.67	61.12	2.55	p.
Efficiency ratio	42.33	43.99	(1.67	) p.
Recurrence ratio	196.89	192.68	4.21	p.
NPL ratio	0.71	0.19	0.52	p.
NPL coverage	217.09	758.38	(541.29	) p.
Number of employees (direct and assigned)	6,735	6,606	129		1.95
Number of branches	171	189	(18)		(9.52)

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Global Wholesale Banking
Million euros			Variation

	2004	2003	Amount		(%)

Income statement

Net interest revenue	401.5	379.1	22.4		5.90

Net fees and commissions	335.7	330.7	5.0		1.51

Basic revenue	737.2	709.8	27.4		3.86

Trading gains	81.2	76.3	4.9		6.40

Net operating revenue	818.3	786.1	32.3		4.10

Personnel and general expenses	(376.7)	(373.7)	(3.0)		0.80
a) Direct	(292.8)	(295.0)	2.1		(0.72)
Personnel expenses	(188.6)	(197.2)	8.6		(4.38)
General expenses	(104.2)	(97.7)	(6.5)		6.65
b) Indirect	(83.9)	(78.7)	(5.1)		6.53
Depreciation	(27.0)	(27.3)	0.3		(1.27)
Other operating costs	(1.9)	(1.8)	(0.1)		6.61

Net operating income	412.7	383.2	29.5		7.69

Income from equity - accounted holdings	0.0	(4.0)	4.0		(100.00)
Net provisions for loan - losses	21.5	(43.3)	64.8		—
Other income	3.6	(30.3)	33.8		—

Income before taxes	437.8	305.7	132.1		43.22

Net consolidated income	333.4	229.0	104.4		45.58

Net attributable income	331.1	225.6	105.6		46.80

			Variation

	2004	2003	Amount		(%)

Balance sheet
Loans	17,639.8	16,356.9	1,282.9		7.84
Government securities	4,335.9	4,869.6	(533.6)		(10.96)
Due from banks	37,621.5	26,244.8	11,376.8		43.35
Investment securities	6,238.2	6,406.4	(168.2)		(2.63)
Tangible and intangible assets	149.6	128.0	21.7		16.94
Other assets	8,205.0	8,081.6	123.3		1.53

Total Assets / Liabilities	74,190.2	62,087.3	12,102.9		19.49

Customer deposits	28,428.5	20,430.2	7,998.4		39.15
Debt securities	1,850.0	508.5	1,341.5		263.83
Subordinated debt	0.0	32.4	(32.4)		(100.00)
Due to banks	25,556.4	20,477.1	5,079.3		24.80
Other liabilities	16,663.8	19,073.5	(2,409.7)		(12.63)
Capital assigned	1,691.5	1,565.7	125.8		8.04

Other managed funds (off - balance sheet)	1,067.7	1,034.0	33.7		3.25

Mutual funds	438.5	441.7	(3.1)		(0.71)
Pension funds	628.8	575.6	53.2		9.25
Managed portfolios	0.4	16.8	(16.5)		(97.90)

Customer funds	31,346.2	22,005.1	9,341.1		42.45

Total managed funds	75,257.9	63,121.3	12,136.5		19.23

			Variation

	2004	2003	Amount		(%)

Ratios (%) and other data
ROE	20.87	13.32	7.55	p.
Efficiency ratio	46.03	47.54	(1.51)	p.
Recurrence ratio	89.11	88.49	0.62	p.
NPL ratio	0.39	0.70	(0.31)	p.
NPL coverage	430.15	308.38	121.77	p.
Number of employees (direct and assigned)	2,223	2,288	(65)		(2.84)
Number of branches	18	26	(8)		(30.77)

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Financial Management and Equity Stakes
Million euros			Variation

	2004	2003	Amount	(%)

Income statement
Net interest revenue (excluding dividends)	(621.1)	(434.6)	(186.5)	42.91
Dividends	410.5	321.8	88.7	27.56

Net interest revenue	(210.5)	(112.7)	(97.8)	86.72

Net fees and commissions	(0.6)	11.4	(12.0)	—

Basic revenue	(211.1)	(101.3)	(109.8)	108.37

Trading gains	368.2	217.5	150.7	69.27

Net operating revenue	157.1	116.2	40.9	35.19

Personnel and general expenses	(134.2)	(114.6)	(19.6)	17.11
a) Direct	(128.0)	(108.9)	(19.1)	17.50
Personnel expenses	(30.5)	(16.8)	(13.7)	81.07
General expenses	(97.5)	(92.1)	(5.4)	5.88
b) Indirect	(6.2)	(5.7)	(0.5)	9.56
Depreciation	(35.9)	(59.4)	23.6	(39.69)
Other operating costs	6.4	(4.5)	10.8	—

Net operating income	(6.5)	(62.3)	55.7	(89.48)

Income from equity - accounted holdings	367.6	258.7	108.9	42.09
Net provisions for loan - losses	(333.3)	(212.7)	(120.6)	56.68
Other income	(263.6)	1,615.8	(1,879.4)	—
Accelerated goodwill amortization	(153.8)	(1,719.2)	1,565.4	(91.06)

Income before taxes (cash-basis*)	(389.6)	(119.6)	(270.0)	225.67

Net consolidated income (cash-basis*)	12.2	128.6	(116.4)	(90.52)

Net attributable income (cash-basis*)	(240.5)	(237.9)	(2.6)	1.08

(*).- Before ordinary goodwill amortization

			Variation

	2004	2003	Amount	(%)

Balance sheet
Government securities, Bank of Spain certificates and others	6,959.4	22,224.4	(15,265.0)	(68.69)
Investment securities	16,848.0	21,891.1	(5,043.0)	(23.04)
Goodwill	16,951.8	7,379.5	9,572.3	129.72
Liquidity lent to the Group	24,052.1	23,986.1	66.0	0.28
Capital assigned to Group areas	20,452.0	15,629.5	4,822.5	30.86
Other assets	19,177.1	13,991.6	5,185.5	37.06

Total Assets / Liabilities	104,440.5	105,102.1	(661.6)	(0.63)

REPOs	698.4	23,393.2	(22,694.8)	(97.01)
Debt securities	26,066.9	26,499.0	(432.1)	(1.63)
Subordinated debt	10,488.5	9,445.4	1,043.1	11.04
Preferred stock	3,814.2	3,984.4	(170.2)	(4.27)
Other liabilities	32,613.2	24,582.8	8,030.4	32.67
Group capital and reserves	30,759.4	17,197.3	13,562.1	78.86

Other managed funds (off - balance sheet)	0.0	0.0	0.0	—

Mutual funds	0.0	0.0	0.0	—
Pension funds	0.0	0.0	0.0	—
Managed portfolios	0.0	0.0	0.0	—

Customer funds	38,398.8	39,580.2	(1,181.3)	(2.98)

Total managed funds	104,440.5	105,102.1	(661.6)	(0.63)

			Variation

	2004	2003	Amount	(%)

Resources
Number of employees (direct and assigned)	359	271	88	32.47

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Financial stakes
Million euros			Variation

	2004	2003	Amount	(%)

Income statement
Contribution to results*	377.0	242.3	134.7	55.57
Financing costs	(86.4)	(82.5)	(3.9)	4.73

Revenue	290.6	159.9	130.8	81.79

Operating costs	(3.1)	(2.3)	(0.8)	36.84
Realized capital gains and other	464.4	125.2	339.3	271.11

Income before taxes	751.9	282.7	469.2	165.96

Net attributable income	779.0	331.7	447.3	134.85

(*) Dividends and income from equity-accounted holdings included .

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Industrail stakes
Million euros			Variation

	2004	2003	Amount	(%)

Income statement
Contribution to results*	402.2	356.9	45.3	12.69
Financing costs	(83.6)	(85.5)	2.0	(2.32)

Revenue	318.6	271.3	47.3	17.43

Operating costs	(15.8)	(17.9)	2.1	(11.78)
Realized capital gains and other	248.2	196.7	51.5	26.17

Income before taxes	551.1	450.2	100.9	22.41

Net attributable income	459.9	378.5	81.4	21.50

(*) Dividends and income from equity-accounted holdings included .

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Total Group
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	1,899.0	2,028.9	1,990.6	2,039.8	1,984.2	2,325.8	2,129.8	2,196.0

Net fees and commissions	998.5	1,047.4	1,055.3	1,069.4	1,106.6	1,174.1	1,135.9	1,192.7

Basic revenue	2,897.5	3,076.3	3,045.9	3,109.2	3,090.8	3,499.8	3,265.8	3,388.7

Trading gains	267.9	316.0	256.3	158.6	270.5	164.9	264.8	252.6

Net operating revenue	3,165.4	3,392.3	3,302.2	3,267.8	3,361.3	3,664.7	3,530.5	3,641.2

Personnel and general expenses	(1,575.5)	(1,631.1)	(1,620.8)	(1,650.3)	(1,640.5)	(1,667.9)	(1,686.4)	(1,740.5)
a) Personnel expenses	(990.3)	(1,019.7)	(1,011.8)	(1,027.6)	(1,003.0)	(1,022.1)	(1,031.2)	(1,079.0)
b) General expenses	(585.2)	(611.4)	(609.0)	(622.7)	(637.4)	(645.8)	(655.1)	(661.5)
Depreciation	(189.8)	(187.8)	(190.0)	(195.2)	(177.7)	(182.1)	(184.0)	(191.2)
Other operating costs	(31.1)	(43.2)	(44.7)	(47.5)	(36.3)	(53.5)	(46.4)	(46.1)

Net operating income	1,369.0	1,530.2	1,446.7	1,374.8	1,506.9	1,761.1	1,613.7	1,663.5

Income from equity - accounted holdings	124.2	(15.8)	152.3	146.6	228.6	5.9	211.8	94.0
Other income	(332.8)	(481.2)	(289.3)	(392.3)	(323.5)	(430.1)	(530.8)	(363.2)
Net provisions for loan - losses	645.8	208.2	(75.3)	932.3	(156.7)	(53.3)	(36.0)	(138.4)
Accelerated goodwill amortization	(681.1)	(10.1)	(7.9)	(1,020.1)	(2.4)	0.0	0.0	(151.3)

Ordinary income before taxes (cash-basis*)	1,125.0	1,231.2	1,226.5	1,041.2	1,252.9	1,283.6	1,258.7	1,104.6

Net ordinary consolidated income (cash-basis*)	919.4	1,001.9	962.9	870.3	1,013.1	1,053.3	1,026.9	1,039.8

Net ordinary attributable income (cash-basis*)	771.6	837.3	799.5	724.9	857.7	926.3	902.7	914.1

Ordinary goodwill amortization	(159.1)	(157.1)	(162.3)	(44.0)	(115.2)	(117.3)	(116.7)	(115.9)

Net ordinary attributable income	612.5	680.3	637.2	680.9	742.4	809.0	786.0	798.2

(*).- Before ordinary goodwill amortization.

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European Retail Banking
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	1,095.0	1,148.3	1,187.0	1,202.8	1,176.3	1,233.9	1,244.5	1,297.2

Net fees and commissions	511.6	556.2	519.8	527.8	571.1	607.6	580.0	588.2

Basic revenue	1,606.6	1,704.5	1,706.8	1,730.6	1,747.5	1,841.5	1,824.5	1,885.4

Trading gains	53.2	35.0	43.8	43.7	67.8	67.0	60.5	81.4

Net operating revenue	1,659.7	1,739.5	1,750.6	1,774.3	1,815.3	1,908.5	1,885.0	1,966.8

Personnel and general expenses	(796.0)	(793.7)	(781.3)	(797.0)	(793.4)	(800.9)	(797.1)	(825.5)
a) Direct	(684.2)	(682.3)	(675.9)	(689.8)	(678.9)	(687.9)	(683.9)	(703.9)
Personnel expenses	(499.8)	(498.6)	(496.1)	(497.6)	(493.6)	(499.8)	(496.2)	(506.5)
General expenses	(184.4)	(183.7)	(179.9)	(192.1)	(185.3)	(188.0)	(187.6)	(197.4)
b) Indirect	(111.8)	(111.4)	(105.4)	(107.2)	(114.5)	(113.0)	(113.2)	(121.6)
Depreciation	(92.0)	(91.5)	(89.8)	(92.3)	(88.5)	(90.8)	(90.5)	(96.2)
Other operating costs	(9.9)	(19.4)	(13.4)	(18.3)	(17.1)	(18.5)	(15.1)	(23.2)

Net operating income	761.8	834.9	866.1	866.8	916.2	998.3	982.3	1,021.9

Income from equity - accounted holdings	18.3	23.5	18.1	28.0	34.9	28.8	24.9	24.5
Net provisions for loan - losses	(188.6)	(234.5)	(206.9)	(264.9)	(201.9)	(256.6)	(278.7)	(302.9)
Other income	20.5	51.8	(25.0)	10.1	(2.9)	13.7	9.1	47.6

Income before taxes	611.9	675.6	652.2	640.0	746.4	784.2	737.6	791.1

Net consolidated income	440.5	482.6	479.4	460.1	544.9	575.6	536.1	568.8

Net attributable income	413.0	455.7	454.4	438.5	508.1	549.4	512.4	550.4

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Santander Central Hispano Retail Banking
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	497.3	517.1	522.0	528.4	491.2	492.1	495.5	526.7

Net fees and commissions	300.2	343.5	320.4	351.9	358.9	377.2	362.9	388.2

Basic revenue	797.5	860.6	842.4	880.3	850.1	869.3	858.4	914.8

Trading gains	11.1	13.3	12.0	14.4	28.1	48.9	28.0	41.7

Net operating revenue	808.6	874.0	854.4	894.7	878.2	918.1	886.4	956.5

Personnel and general expenses	(393.2)	(391.6)	(391.1)	(383.3)	(390.6)	(391.3)	(389.2)	(394.3)
a) Direct	(296.5)	(298.7)	(300.4)	(290.6)	(291.6)	(293.6)	(291.8)	(288.0)
Personnel expenses	(245.9)	(248.1)	(247.5)	(245.6)	(242.9)	(243.8)	(242.6)	(245.9)
General expenses	(50.6)	(50.7)	(53.0)	(45.0)	(48.6)	(49.8)	(49.2)	(42.1)
b) Indirect	(96.7)	(92.9)	(90.7)	(92.7)	(99.1)	(97.7)	(97.4)	(106.3)
Depreciation	(44.5)	(44.5)	(44.5)	(44.5)	(44.5)	(44.4)	(41.4)	(43.9)
Other operating costs	(5.7)	(12.6)	(7.5)	(11.0)	(9.1)	(10.3)	(8.1)	(12.4)

Net operating income	365.1	425.2	411.3	455.9	434.0	472.1	447.6	505.9

Income from equity - accounted holdings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net provisions for loan - losses	(76.7)	(89.2)	(91.6)	(114.2)	(89.0)	(109.6)	(105.8)	(121.3)
Other income	5.9	2.7	(1.2)	(3.8)	8.6	4.0	1.2	0.3

Income before taxes	294.3	338.7	318.5	337.9	353.5	366.5	343.1	384.9

Net consolidated income	211.6	243.7	229.2	243.3	253.8	264.0	246.5	277.0

Net attributable income	211.5	243.5	228.6	242.9	254.4	263.7	246.4	276.9

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Banesto
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	260.1	263.5	268.4	266.8	281.4	286.6	283.1	291.7

Net fees and commissions	108.9	116.8	118.3	118.4	122.5	126.4	126.1	127.4

Basic revenue	369.1	380.3	386.7	385.2	403.8	413.0	409.2	419.1

Trading gains	18.9	18.1	6.3	13.8	17.5	22.6	14.3	20.1

Net operating revenue	388.0	398.4	392.9	399.0	421.4	435.6	423.4	439.2

Personnel and general expenses	(189.7)	(190.0)	(184.4)	(200.6)	(194.4)	(194.0)	(189.8)	(205.7)
a) Direct	(183.5)	(182.2)	(178.9)	(194.0)	(187.7)	(187.2)	(182.5)	(198.3)
Personnel expenses	(136.6)	(137.0)	(134.0)	(137.6)	(140.0)	(140.4)	(137.4)	(139.9)
General expenses	(46.9)	(45.2)	(44.9)	(56.5)	(47.7)	(46.7)	(45.2)	(58.4)
b) Indirect	(6.2)	(7.9)	(5.5)	(6.6)	(6.7)	(6.8)	(7.3)	(7.4)
Depreciation	(25.6)	(26.0)	(24.7)	(24.8)	(24.0)	(25.0)	(24.4)	(24.2)
Other operating costs	(3.3)	(6.1)	(4.3)	(6.2)	(4.6)	(5.3)	(3.6)	(8.6)

Net operating income	169.4	176.3	179.5	167.4	198.4	211.3	205.6	200.6

Income from equity - accounted holdings	11.8	18.8	16.9	27.0	28.1	23.2	18.3	21.5
Net provisions for loan - losses	(41.2)	(44.3)	(34.9)	(51.0)	(44.6)	(54.6)	(60.1)	(40.6)
Other income	16.7	25.7	(6.1)	(9.2)	6.9	28.3	7.3	11.9

Income before taxes	156.6	176.5	155.5	134.2	188.7	208.3	171.2	193.4

Net consolidated income	111.9	124.5	114.9	85.1	133.1	143.3	123.9	133.1

Net attributable income	97.0	108.6	100.7	73.5	116.0	124.9	107.6	121.6

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Portugal Retail Banking
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	151.1	164.1	151.9	146.1	152.1	174.0	159.6	154.4

Net fees and commissions	52.5	59.4	61.5	58.7	59.5	66.6	67.1	67.0

Basic revenue	203.6	223.5	213.4	204.8	211.6	240.6	226.6	221.4

Trading gains	5.5	(15.4)	12.7	4.2	10.4	(17.0)	6.9	9.5

Net operating revenue	209.1	208.1	226.2	209.0	222.0	223.5	233.5	231.0

Personnel and general expenses	(103.7)	(100.9)	(102.5)	(105.6)	(101.6)	(99.8)	(100.3)	(101.9)
a) Direct	(100.2)	(96.6)	(98.7)	(102.6)	(97.9)	(96.0)	(96.3)	(97.8)
Personnel expenses	(65.0)	(62.9)	(63.6)	(64.3)	(63.3)	(63.8)	(63.5)	(62.9)
General expenses	(35.2)	(33.7)	(35.1)	(38.3)	(34.6)	(32.2)	(32.8)	(35.0)
b) Indirect	(3.4)	(4.3)	(3.8)	(3.0)	(3.7)	(3.8)	(4.0)	(4.1)
Depreciation	(13.9)	(13.3)	(13.4)	(15.5)	(13.2)	(14.0)	(15.2)	(16.9)
Other operating costs	(0.8)	(0.8)	(0.9)	(0.8)	(2.9)	(2.5)	(2.8)	(2.5)

Net operating income	90.7	93.0	109.3	87.1	104.3	107.2	115.2	109.7

Income from equity - accounted holdings	0.4	0.4	0.0	(0.9)	0.0	0.0	0.0	0.0
Net provisions for loan - losses	(13.3)	(31.7)	(19.5)	(43.2)	(7.2)	(10.4)	(31.6)	(64.6)
Other income	(4.3)	11.8	(19.9)	32.1	(16.0)	(12.6)	3.0	35.5

Income before taxes	73.6	73.4	69.9	75.1	81.1	84.2	86.6	80.6

Net consolidated income	62.0	62.8	60.3	63.8	74.6	71.1	73.5	71.8

Net attributable income	52.0	53.9	51.5	55.8	54.5	63.8	66.5	65.1

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Santander Consumer
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	177.7	196.3	242.9	261.4	251.7	281.3	306.4	324.4

Net fees and commissions	45.2	26.8	15.5	(1.2)	30.3	37.4	23.9	5.7

Basic revenue	222.9	223.1	258.4	260.2	282.0	318.7	330.3	330.0

Trading gains	17.6	19.0	12.8	11.4	11.7	12.5	11.4	10.1

Net operating revenue	240.5	242.1	271.1	271.6	293.7	331.3	341.6	340.2

Personnel and general expenses	(103.2)	(100.9)	(97.5)	(107.5)	(106.7)	(115.8)	(117.7)	(123.6)
a) Direct	(98.2)	(94.9)	(92.4)	(102.7)	(101.6)	(111.1)	(113.3)	(119.8)
Personnel expenses	(48.3)	(46.9)	(48.9)	(50.2)	(47.4)	(51.8)	(52.8)	(57.8)
General expenses	(49.9)	(48.1)	(43.6)	(52.4)	(54.3)	(59.4)	(60.5)	(61.9)
b) Indirect	(4.9)	(5.9)	(5.0)	(4.8)	(5.1)	(4.7)	(4.5)	(3.8)
Depreciation	(7.5)	(7.2)	(6.8)	(7.5)	(6.8)	(7.3)	(9.5)	(11.3)
Other operating costs	(0.0)	0.1	(0.6)	(0.3)	(0.6)	(0.4)	(0.6)	0.3

Net operating income	129.9	134.2	166.2	156.3	179.6	207.7	213.8	205.7

Income from equity - accounted holdings	6.1	4.3	1.1	1.9	6.9	5.6	6.6	3.0
Net provisions for loan - losses	(51.2)	(61.1)	(58.1)	(56.6)	(61.0)	(82.0)	(81.3)	(76.4)
Other income	4.3	12.3	2.2	(9.0)	(2.4)	(6.1)	(2.4)	(0.1)

Income before taxes	89.1	89.7	111.5	92.7	123.1	125.2	136.8	132.2

Net consolidated income	57.0	54.9	75.5	68.0	83.4	97.1	92.1	86.9

Net attributable income	54.4	53.0	74.1	66.2	83.3	97.0	92.0	86.7

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Retail Banking Latin America
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	775.4	704.3	730.8	754.8	786.5	821.6	871.5	890.1

Net fees and commissions	237.3	241.1	277.3	280.3	267.9	297.3	312.7	323.4

Basic revenue	1,012.8	945.4	1,008.1	1,035.0	1,054.4	1,118.8	1,184.2	1,213.5

Trading gains	108.7	94.3	202.7	95.5	122.7	1.9	64.9	15.1

Net operating revenue	1,121.5	1,039.7	1,210.8	1,130.5	1,177.1	1,120.7	1,249.1	1,228.6

Personnel and general expenses	(586.2)	(610.4)	(626.4)	(647.0)	(634.6)	(637.2)	(664.6)	(702.3)
a) Direct	(556.0)	(580.0)	(596.0)	(607.0)	(601.8)	(603.5)	(633.7)	(665.3)
Personnel expenses	(300.7)	(322.4)	(328.0)	(319.3)	(316.8)	(321.2)	(330.0)	(362.3)
General expenses	(255.3)	(257.6)	(268.0)	(287.7)	(285.0)	(282.3)	(303.6)	(303.0)
b) Indirect	(30.2)	(30.4)	(30.4)	(40.0)	(32.8)	(33.8)	(30.9)	(37.1)
Depreciation	(64.0)	(68.6)	(74.8)	(73.6)	(67.6)	(70.7)	(70.2)	(74.2)
Other operating costs	(20.9)	(24.4)	(24.1)	(28.7)	(27.7)	(26.5)	(30.3)	(28.2)

Net operating income	450.4	336.4	485.5	381.3	447.1	386.3	484.0	423.9

Income from equity - accounted holdings	0.1	0.4	(0.7)	(4.6)	1.3	0.2	2.4	(0.2)
Net provisions for loan - losses	(33.4)	(65.4)	(94.8)	(146.9)	(80.7)	(78.4)	(84.7)	(42.9)
Other income	(53.3)	53.1	(29.7)	104.3	(11.3)	29.4	(33.8)	(166.9)

Income before taxes	363.7	324.4	360.3	334.1	356.4	337.5	367.8	213.9

Net consolidated income	343.3	288.4	315.0	250.7	313.9	311.0	334.1	241.1

Net attributable income	325.3	248.5	276.8	213.8	271.2	275.7	292.0	199.7

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Retail Banking Brazil
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	332.7	238.1	278.4	331.7	341.7	353.7	357.2	324.0

Net fees and commissions	86.2	95.9	107.6	107.4	103.5	109.8	122.7	128.4

Basic revenue	418.9	334.0	386.0	439.1	445.2	463.5	479.9	452.4

Trading gains	16.6	33.0	150.9	60.3	36.9	(2.5)	21.5	42.4

Net operating revenue	435.5	367.0	536.9	499.4	482.1	461.0	501.4	494.8

Personnel and general expenses	(170.1)	(192.5)	(218.2)	(245.6)	(223.3)	(227.6)	(242.1)	(286.0)
a) Direct	(170.1)	(192.5)	(218.2)	(245.6)	(223.3)	(227.6)	(242.1)	(286.0)
Personnel expenses	(105.9)	(121.8)	(135.1)	(148.0)	(128.1)	(129.1)	(131.9)	(172.4)
General expenses	(64.2)	(70.6)	(83.1)	(97.6)	(95.2)	(98.4)	(110.2)	(113.6)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(19.3)	(23.4)	(27.5)	(30.5)	(28.2)	(29.7)	(30.8)	(37.1)
Other operating costs	(6.5)	(10.4)	(8.6)	(8.1)	(8.1)	(8.9)	(11.6)	(10.7)

Net operating income	239.6	140.8	282.6	215.2	222.6	194.9	217.0	161.0

Income from equity - accounted holdings	0.3	0.4	0.4	0.3	0.1	0.2	0.3	0.3
Net provisions for loan - losses	(24.5)	(24.1)	(44.4)	(66.4)	(41.0)	(28.7)	(40.2)	(42.6)
Other income	6.2	47.9	(21.2)	65.0	16.6	16.1	27.4	(14.9)

Income before taxes	221.6	165.0	217.4	214.2	198.3	182.5	204.6	103.8

Net consolidated income	183.8	127.7	173.9	143.0	159.0	145.4	165.3	148.3

Net attributable income	179.1	125.6	171.1	139.6	154.7	143.0	161.7	145.4

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Retail Banking Mexico
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	208.0	221.8	200.2	163.0	182.7	174.5	226.3	257.0

Net fees and commissions	68.0	59.3	72.4	66.0	68.3	85.3	85.3	83.3

Basic revenue	276.0	281.2	272.6	229.1	251.0	259.8	311.6	340.3

Trading gains	37.6	15.7	10.5	24.2	43.2	(27.1)	9.3	(32.7)

Net operating revenue	313.5	296.9	283.1	253.2	294.2	232.8	320.9	307.6

Personnel and general expenses	(162.8)	(164.3)	(146.3)	(129.4)	(137.9)	(128.4)	(139.8)	(145.4)
a) Direct	(162.8)	(164.3)	(146.3)	(129.4)	(137.9)	(128.4)	(139.8)	(145.4)
Personnel expenses	(82.5)	(87.3)	(72.6)	(67.4)	(72.6)	(70.8)	(76.1)	(75.6)
General expenses	(80.3)	(77.0)	(73.7)	(62.0)	(65.3)	(57.6)	(63.7)	(69.8)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(12.4)	(13.9)	(14.3)	(13.8)	(12.3)	(12.8)	(12.8)	(12.3)
Other operating costs	(10.2)	(11.5)	(11.2)	(12.0)	(11.5)	(12.7)	(12.1)	(13.4)

Net operating income	128.1	107.2	111.3	98.0	132.4	78.9	156.1	136.5

Income from equity - accounted holdings	(0.3)	0.0	(0.4)	0.5	(0.2)	0.1	0.2	0.1
Net provisions for loan - losses	56.7	(7.6)	(12.2)	(10.2)	(11.5)	(10.0)	(10.9)	27.9
Other income	(34.3)	(7.7)	(10.0)	(2.4)	(12.1)	13.1	(41.2)	(49.8)

Income before taxes	150.2	92.0	88.6	85.8	108.7	82.1	104.3	114.8

Net consolidated income	149.6	94.5	87.7	83.3	101.3	76.4	98.4	82.7

Net attributable income	139.2	71.5	63.9	60.0	76.7	55.0	74.0	60.6

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Retail Banking Chile
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	142.9	161.1	139.3	121.9	132.8	164.3	161.9	170.2

Net fees and commissions	29.1	29.6	36.8	47.2	37.2	37.1	37.9	43.7

Basic revenue	172.1	190.6	176.1	169.0	170.1	201.4	199.8	213.9

Trading gains	14.4	3.8	6.8	16.8	20.5	10.1	18.4	(10.9)

Net operating revenue	186.5	194.4	182.8	185.9	190.6	211.5	218.2	203.0

Personnel and general expenses	(78.5)	(75.7)	(78.2)	(74.7)	(82.5)	(87.5)	(90.4)	(80.8)
a) Direct	(78.5)	(75.7)	(78.2)	(74.7)	(82.5)	(87.5)	(90.4)	(80.8)
Personnel expenses	(40.5)	(41.2)	(43.9)	(34.5)	(45.3)	(44.9)	(48.1)	(41.3)
General expenses	(37.9)	(34.6)	(34.3)	(40.2)	(37.2)	(42.5)	(42.3)	(39.5)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(10.9)	(10.8)	(11.9)	(11.8)	(10.7)	(11.6)	(10.7)	(10.4)
Other operating costs	(0.2)	1.1	(2.9)	(2.5)	(1.7)	(0.9)	(1.8)	(1.2)

Net operating income	96.9	109.0	89.8	96.8	95.6	111.6	115.3	110.6

Income from equity - accounted holdings	0.0	0.0	0.0	0.3	(0.0)	0.3	0.5	(1.2)
Net provisions for loan - losses	(52.1)	(22.7)	(13.1)	(10.6)	(17.2)	(17.8)	(13.8)	(11.3)
Other income	(9.7)	(9.7)	(2.0)	(0.0)	(5.2)	(10.6)	(11.3)	(32.2)

Income before taxes	35.1	76.6	74.7	86.4	73.2	83.6	90.6	65.9

Net consolidated income	32.0	61.1	64.7	75.5	60.5	77.7	72.9	55.7

Net attributable income	29.0	49.6	54.0	66.5	50.9	67.7	61.4	40.5

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Retail Banking Brazil
Quarterly
Million brazilian real
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	1,247.4	783.7	910.8	1,143.0	1,236.4	1,295.6	1,299.2	1,169.4

Net fees and commissions	323.3	324.9	355.7	369.9	374.6	402.1	446.5	464.0

Basic revenue	1,570.7	1,108.6	1,266.5	1,512.8	1,611.1	1,697.7	1,745.7	1,633.4

Trading gains	62.4	114.4	518.1	207.6	133.6	(8.2)	78.2	153.6

Net operating revenue	1,633.1	1,222.9	1,784.6	1,720.4	1,744.7	1,689.5	1,823.9	1,787.0

Personnel and general expenses	(637.8)	(652.4)	(721.8)	(846.4)	(807.9)	(833.6)	(880.6)	(1,034.0)
a) Direct	(637.8)	(652.4)	(721.8)	(846.4)	(807.9)	(833.6)	(880.6)	(1,034.0)
Personnel expenses	(397.2)	(413.3)	(446.6)	(510.0)	(463.5)	(473.1)	(479.7)	(623.6)
General expenses	(240.6)	(239.1)	(275.2)	(336.4)	(344.3)	(360.5)	(400.9)	(410.4)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(72.3)	(79.6)	(91.4)	(105.0)	(101.9)	(108.6)	(111.9)	(134.1)
Other operating costs	(24.4)	(35.7)	(28.1)	(27.9)	(29.5)	(32.7)	(42.1)	(38.7)

Net operating income	898.6	455.2	943.3	741.0	805.4	714.6	789.3	580.2

Income from equity - accounted holdings	1.2	1.3	1.3	1.1	0.4	0.6	1.2	1.2
Net provisions for loan - losses	(91.9)	(81.0)	(149.4)	(229.1)	(148.3)	(105.6)	(146.2)	(153.9)
Other income	23.2	169.3	(78.5)	224.7	60.1	59.2	99.8	(54.7)

Income before taxes	831.1	544.8	716.7	737.7	717.5	668.8	744.2	372.8

Net consolidated income	689.3	419.4	573.3	492.2	575.3	533.1	601.3	535.3

Net attributable income	671.6	412.8	563.9	480.3	559.9	524.2	588.4	525.0

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Retail Banking Mexico
Quarterly
Million new mexican peso
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	2,416.6	2,630.7	2,415.6	2,194.2	2,508.4	2,394.2	3,158.1	3,716.7

Net fees and commissions	789.3	705.2	870.8	870.3	937.6	1,170.9	1,192.8	1,213.8

Basic revenue	3,205.9	3,335.8	3,286.4	3,064.5	3,446.0	3,565.1	4,350.9	4,930.5

Trading gains	436.2	189.3	130.2	315.5	592.5	(371.6)	129.3	(452.8)

Net operating revenue	3,642.1	3,525.1	3,416.6	3,380.0	4,038.5	3,193.5	4,480.2	4,477.6

Personnel and general expenses	(1,891.2)	(1,948.9)	(1,767.3)	(1,733.3)	(1,893.5)	(1,762.0)	(1,955.6)	(2,117.3)
a) Direct	(1,891.2)	(1,948.9)	(1,767.3)	(1,733.3)	(1,893.5)	(1,762.0)	(1,955.6)	(2,117.3)
Personnel expenses	(958.2)	(1,035.0)	(877.4)	(901.2)	(997.3)	(971.3)	(1,064.5)	(1,102.5)
General expenses	(933.0)	(913.9)	(890.0)	(832.1)	(896.2)	(790.6)	(891.1)	(1,014.8)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(144.4)	(164.3)	(171.7)	(181.2)	(169.2)	(175.0)	(178.9)	(179.5)
Other operating costs	(119.0)	(136.7)	(135.0)	(157.5)	(157.9)	(173.6)	(169.7)	(195.6)

Net operating income	1,487.6	1,275.2	1,342.6	1,308.0	1,818.0	1,082.9	2,176.0	1,985.2

Income from equity - accounted holdings	(3.3)	0.4	(5.2)	5.7	(2.3)	0.7	3.3	1.7
Net provisions for loan - losses	659.1	(82.1)	(139.8)	(112.5)	(157.8)	(137.4)	(152.6)	385.1
Other income	(398.1)	(94.9)	(123.4)	(46.8)	(165.5)	180.3	(568.6)	(705.4)

Income before taxes	1,745.2	1,098.6	1,074.1	1,154.5	1,492.4	1,126.6	1,458.1	1,666.6

Net consolidated income	1,737.7	1,128.8	1,064.0	1,123.9	1,390.5	1,048.0	1,374.8	1,213.1

Net attributable income	1,616.9	856.7	778.7	822.2	1,052.6	754.0	1,033.8	889.9

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Retail Banking Chile
Quarterly
Million chilean peso
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	113,087.6	129,743.6	108,208.2	89,014.6	97,623.4	124,083.9	124,087.7	130,382.8

Net fees and commissions	23,058.0	23,849.0	28,746.1	35,444.9	27,359.4	28,099.0	29,046.6	33,439.7

Basic revenue	136,145.6	153,592.6	136,954.3	124,459.5	124,982.8	152,182.9	153,134.3	163,822.5

Trading gains	11,421.5	3,161.0	5,238.8	12,767.5	15,084.1	7,760.8	14,103.0	(8,095.6)

Net operating revenue	147,567.1	156,753.6	142,193.1	137,226.9	140,066.9	159,943.7	167,237.3	155,726.9

Personnel and general expenses	(62,073.7)	(61,100.2)	(60,914.7)	(55,072.6)	(60,633.7)	(66,178.7)	(69,315.3)	(62,009.9)
a) Direct	(62,073.7)	(61,100.2)	(60,914.7)	(55,072.6)	(60,633.7)	(66,178.7)	(69,315.3)	(62,009.9)
Personnel expenses	(32,081.0)	(33,196.3)	(34,234.3)	(25,171.8)	(33,322.3)	(34,045.4)	(36,849.0)	(31,717.8)
General expenses	(29,992.7)	(27,903.9)	(26,680.4)	(29,900.8)	(27,311.4)	(32,133.4)	(32,466.3)	(30,292.2)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(8,646.3)	(8,680.4)	(9,296.7)	(8,778.7)	(7,890.8)	(8,745.9)	(8,252.0)	(7,967.2)
Other operating costs	(192.6)	839.6	(2,300.5)	(1,946.6)	(1,263.2)	(693.8)	(1,358.7)	(929.2)

Net operating income	76,654.5	87,812.6	69,681.2	71,429.1	70,279.2	84,325.2	88,311.2	84,820.6

Income from equity - accounted holdings	0.0	0.0	0.0	200.1	(13.2)	240.0	351.7	(933.4)
Net provisions for loan - losses	(41,197.8)	(18,525.8)	(9,873.0)	(7,092.2)	(12,655.7)	(13,439.9)	(10,678.6)	(8,706.2)
Other income	(7,680.0)	(7,820.7)	(1,448.9)	253.9	(3,817.9)	(7,942.4)	(8,641.4)	(24,475.1)

Income before taxes	27,776.7	61,466.1	58,359.3	64,790.8	53,792.4	63,183.0	69,343.0	50,706.0

Net consolidated income	25,295.0	49,039.4	50,630.3	56,669.4	44,484.1	58,690.7	55,929.9	42,897.6

Net attributable income	22,969.6	39,837.6	42,189.3	50,049.5	37,429.0	51,086.8	47,082.6	31,270.0

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Total Latin America
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	791.1	717.5	746.4	775.0	798.4	864.3	886.4	911.0

Net fees and commissions	354.5	361.4	405.5	404.1	392.4	422.2	440.1	446.6

Basic revenue	1,145.6	1,078.9	1,151.8	1,179.2	1,190.8	1,286.5	1,326.5	1,357.6

Trading gains	107.1	97.9	207.2	101.4	126.7	2.6	70.1	21.9

Net operating revenue	1,252.7	1,176.8	1,359.0	1,280.5	1,317.5	1,289.1	1,396.6	1,379.5

Personnel and general expenses	(633.6)	(665.7)	(682.9)	(709.9)	(690.8)	(696.0)	(723.2)	(766.2)
a) Direct	(601.9)	(633.8)	(651.0)	(668.0)	(656.1)	(660.3)	(690.5)	(726.9)
Personnel expenses	(329.8)	(356.2)	(363.5)	(357.6)	(352.5)	(358.4)	(366.3)	(400.0)
General expenses	(272.1)	(277.6)	(287.5)	(310.4)	(303.6)	(301.8)	(324.2)	(326.9)
b) Indirect	(31.7)	(31.9)	(31.9)	(41.9)	(34.7)	(35.7)	(32.8)	(39.3)
Depreciation	(66.3)	(70.3)	(77.8)	(78.4)	(69.2)	(72.7)	(71.8)	(75.8)
Other operating costs	(20.9)	(24.4)	(24.3)	(29.6)	(27.6)	(26.8)	(30.3)	(27.9)

Net operating income	531.9	416.4	574.1	462.7	529.9	493.6	571.3	509.7

Income from equity - accounted holdings	5.3	11.1	8.3	4.0	9.4	(16.4)	11.4	0.7
Net provisions for loan - losses	(31.2)	(65.2)	(94.7)	(146.7)	(81.0)	(79.0)	(83.7)	(44.1)
Other income	(56.2)	53.3	(30.4)	108.6	(13.6)	27.2	(37.9)	(169.0)

Income before taxes	449.9	415.6	457.4	428.6	444.7	425.3	461.0	297.4

Net consolidated income	405.6	357.6	384.9	322.7	378.2	375.4	403.0	302.4

Net attributable income	385.0	312.2	341.3	279.9	331.3	336.1	357.3	260.0

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Brazil
Quarterly
Million euros

	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	336.9	242.0	284.2	340.9	345.4	371.8	361.4	334.3

Net fees and commissions	112.7	121.7	136.7	141.4	133.3	136.7	154.1	158.8

Basic revenue	449.5	363.7	420.9	482.3	478.8	508.6	515.5	493.1

Trading gains	16.7	33.3	150.7	60.5	36.9	(2.5)	21.5	42.5

Net operating revenue	466.2	397.0	571.6	542.7	515.7	506.1	537.1	535.6

Personnel and general expenses	(174.3)	(199.9)	(224.8)	(252.0)	(229.4)	(234.4)	(248.9)	(293.5)
a) Direct	(174.3)	(199.9)	(224.8)	(252.0)	(229.4)	(234.4)	(248.9)	(293.5)
Personnel expenses	(108.9)	(126.4)	(139.2)	(152.2)	(131.8)	(133.4)	(135.9)	(177.1)
General expenses	(65.5)	(73.5)	(85.5)	(99.8)	(97.6)	(101.0)	(113.0)	(116.4)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(19.3)	(23.4)	(27.6)	(30.5)	(28.2)	(29.7)	(30.8)	(37.1)
Other operating costs	(6.6)	(10.4)	(8.7)	(8.2)	(8.0)	(9.0)	(11.7)	(10.8)

Net operating income	266.0	163.2	310.6	252.1	250.1	232.9	245.7	194.2

Income from equity - accounted holdings	1.3	5.4	4.5	3.1	2.3	(10.4)	2.5	(4.5)
Net provisions for loan - losses	(24.5)	(24.2)	(44.6)	(66.5)	(41.1)	(28.9)	(40.2)	(42.7)
Other income	6.1	47.9	(20.4)	64.1	16.6	15.7	27.4	(15.1)

Income before taxes	249.0	192.3	250.1	252.8	227.9	209.4	235.4	131.9

Net consolidated income	202.2	147.6	196.2	169.0	178.7	163.8	187.6	169.2

Net attributable income	197.2	145.4	193.1	165.3	174.1	161.0	183.8	166.1

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Mexico
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	211.0	224.7	203.8	166.2	185.7	192.9	230.1	260.7

Net fees and commissions	105.8	97.2	112.5	103.2	105.5	123.7	121.6	118.9

Basic revenue	316.9	321.9	316.3	269.3	291.1	316.6	351.7	379.6

Trading gains	37.9	17.1	11.1	26.2	44.5	(27.4)	10.4	(31.4)

Net operating revenue	354.7	339.0	327.4	295.6	335.6	289.2	362.1	348.2

Personnel and general expenses	(175.7)	(177.8)	(161.7)	(145.7)	(151.5)	(142.3)	(153.6)	(161.0)
a) Direct	(175.7)	(177.8)	(161.7)	(145.7)	(151.5)	(142.3)	(153.6)	(161.0)
Personnel expenses	(90.0)	(95.5)	(82.3)	(77.4)	(81.1)	(79.6)	(84.8)	(85.1)
General expenses	(85.7)	(82.3)	(79.4)	(68.3)	(70.5)	(62.7)	(68.8)	(75.9)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(12.9)	(14.0)	(14.4)	(13.9)	(12.6)	(13.0)	(13.0)	(12.5)
Other operating costs	(10.2)	(11.6)	(11.2)	(12.0)	(11.5)	(12.7)	(12.1)	(13.5)

Net operating income	156.0	135.7	140.1	123.9	160.1	121.2	183.3	161.2

Income from equity - accounted holdings	2.1	3.8	2.5	5.0	1.3	(13.6)	2.7	0.3
Net provisions for loan - losses	56.7	(7.6)	(12.2)	(10.2)	(11.5)	(10.0)	(10.9)	27.9
Other income	(35.3)	(7.9)	(9.7)	(4.1)	(12.8)	13.3	(41.5)	(50.0)

Income before taxes	179.4	124.0	120.6	114.5	137.1	110.9	133.6	139.4

Net consolidated income	169.7	117.3	110.0	105.0	121.8	97.5	119.5	99.3

Net attributable income	157.8	89.3	81.8	77.5	93.4	72.4	91.4	74.5

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Chile
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	145.0	163.2	140.6	123.3	134.1	165.9	163.4	171.8

Net fees and commissions	41.8	48.3	55.7	63.7	53.4	54.9	56.2	62.6

Basic revenue	186.9	211.5	196.3	187.1	187.5	220.8	219.7	234.4

Trading gains	14.7	5.3	8.5	18.7	22.6	10.6	21.3	(6.8)

Net operating revenue	201.6	216.8	204.8	205.8	210.1	231.4	240.9	227.6

Personnel and general expenses	(85.6)	(84.0)	(86.9)	(83.5)	(91.2)	(96.1)	(99.8)	(90.3)
a) Direct	(85.6)	(84.0)	(86.9)	(83.5)	(91.2)	(96.1)	(99.8)	(90.3)
Personnel expenses	(45.2)	(46.6)	(49.5)	(39.9)	(50.7)	(50.6)	(53.9)	(47.3)
General expenses	(40.4)	(37.5)	(37.3)	(43.6)	(40.4)	(45.5)	(45.8)	(43.0)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(11.4)	(11.1)	(12.5)	(12.3)	(11.1)	(11.9)	(11.1)	(10.7)
Other operating costs	(0.1)	1.1	(2.9)	(2.9)	(1.6)	(1.0)	(1.5)	(0.6)

Net operating income	104.5	122.7	102.5	107.0	106.3	122.5	128.6	126.0

Income from equity-accounted holdings	1.8	1.9	1.9	3.2	2.9	3.5	4.5	2.8
Net provisions for loan-losses	(52.1)	(22.7)	(13.1)	(10.6)	(17.2)	(17.8)	(13.8)	(11.3)
Other income	(10.1)	(9.6)	(2.0)	0.2	(4.7)	(11.7)	(12.3)	(32.9)

Income before taxes	44.0	92.4	89.2	99.8	87.3	96.4	106.9	84.6

Net consolidated income	39.8	75.1	77.3	86.8	72.3	88.7	86.3	71.6

Net attributable income	36.5	63.3	66.1	77.5	62.3	78.3	74.4	55.9

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Brazil
Quarterly
Million brazilian real
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	1,263.3	796.9	930.0	1,174.8	1,249.9	1,361.6	1,314.6	1,206.6

Net fees and commissions	422.4	411.5	451.5	487.0	482.5	500.8	560.6	573.8

Basic revenue	1,685.7	1,208.4	1,381.5	1,661.8	1,732.4	1,862.3	1,875.2	1,780.4

Trading gains	62.6	115.3	517.4	208.1	133.7	(8.2)	78.3	154.1

Net operating revenue	1,748.3	1,323.7	1,898.9	1,869.9	1,866.1	1,854.2	1,953.5	1,934.4

Personnel and general expenses	(653.7)	(678.1)	(743.5)	(868.6)	(830.2)	(858.7)	(905.5)	(1,060.9)
a) Direct	(653.7)	(678.1)	(743.5)	(868.6)	(830.2)	(858.7)	(905.5)	(1,060.9)
Personnel expenses	(408.3)	(428.9)	(460.2)	(524.6)	(477.1)	(488.7)	(494.4)	(640.3)
General expenses	(245.5)	(249.2)	(283.3)	(344.0)	(353.1)	(370.0)	(411.1)	(420.6)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(72.3)	(79.7)	(91.4)	(105.1)	(102.0)	(108.7)	(112.0)	(134.3)
Other operating costs	(24.9)	(35.9)	(28.4)	(28.2)	(28.9)	(33.0)	(42.5)	(39.1)

Net operating income	997.4	530.1	1,035.6	868.1	905.0	853.7	893.5	700.2

Income from equity-accounted holdings	5.1	18.9	15.0	10.6	8.3	(38.0)	9.0	(16.3)
Net provisions for loan-losses	(91.9)	(81.4)	(149.8)	(229.7)	(148.6)	(106.0)	(146.2)	(154.3)
Other income	23.0	169.4	(75.8)	221.7	60.1	57.6	99.8	(55.2)

Income before taxes	933.6	636.9	825.0	870.7	824.8	767.3	856.1	474.4

Net consolidated income	758.2	486.7	646.8	581.9	646.5	600.2	682.5	610.8

Net attributable income	739.4	479.8	636.7	568.9	629.9	590.0	668.6	599.5

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Mexico
Quarterly
Million new mexican peso
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	2,451.1	2,664.3	2,459.4	2,235.6	2,548.8	2,647.0	3,212.0	3,772.9

Net fees and commissions	1,229.5	1,154.6	1,354.3	1,361.0	1,447.8	1,696.6	1,700.6	1,736.0

Basic revenue	3,680.6	3,818.9	3,813.7	3,596.6	3,996.6	4,343.7	4,912.6	5,508.8

Trading gains	439.9	205.7	137.0	341.5	611.4	(375.9)	145.7	(435.0)

Net operating revenue	4,120.4	4,024.6	3,950.7	3,938.0	4,608.0	3,967.8	5,058.3	5,073.8

Personnel and general expenses	(2,040.9)	(2,109.1)	(1,952.0)	(1,945.3)	(2,080.5)	(1,952.4)	(2,148.6)	(2,344.9)
a) Direct	(2,040.9)	(2,109.1)	(1,952.0)	(1,945.3)	(2,080.5)	(1,952.4)	(2,148.6)	(2,344.9)
Personnel expenses	(1,045.6)	(1,132.1)	(993.8)	(1,031.7)	(1,112.8)	(1,092.1)	(1,185.9)	(1,241.5)
General expenses	(995.3)	(976.9)	(958.1)	(913.7)	(967.6)	(860.3)	(962.7)	(1,103.3)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(149.9)	(165.8)	(173.6)	(183.4)	(172.9)	(178.4)	(182.3)	(183.0)
Other operating costs	(117.9)	(136.9)	(135.2)	(157.3)	(157.2)	(173.8)	(169.6)	(195.9)

Net operating income	1,811.7	1,612.9	1,689.9	1,652.0	2,197.3	1,663.2	2,557.8	2,350.0

Income from equity-accounted holdings	24.1	45.0	29.8	63.1	18.2	(186.4)	36.4	1.8
Net provisions for loan-losses	659.1	(82.1)	(139.8)	(112.5)	(157.8)	(137.4)	(152.6)	385.1
Other income	(410.5)	(97.2)	(119.8)	(67.1)	(176.1)	182.7	(573.3)	(708.7)

Income before taxes	2,084.3	1,478.5	1,460.1	1,535.5	1,881.6	1,522.1	1,868.3	2,028.2

Net consolidated income	1,970.7	1,398.4	1,332.4	1,409.8	1,672.3	1,337.9	1,671.1	1,458.6

Net attributable income	1,832.9	1,068.5	994.1	1,052.9	1,282.6	993.3	1,277.5	1,095.0

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Chile
Quarterly
Million chilean peso
		2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	114,756.3	131,447.4	109,262.1	90,069.7	98,565.1	125,323.1	125,247.9	131,594.8

Net fees and commissions	33,088.8	38,941.7	43,469.7	47,686.4	39,253.1	41,527.6	43,127.1	47,928.1

Basic revenue	147,845.1	170,389.0	152,731.8	137,756.1	137,818.2	166,850.7	168,375.0	179,523.0

Trading gains	11,644.8	4,337.3	6,569.0	14,201.1	16,579.3	8,166.7	16,263.4	(4,989.1)

Net operating revenue	159,490.0	174,726.3	159,300.8	151,957.2	154,397.5	175,017.4	184,638.5	174,533.9

Personnel and general expenses	(67,748.1)	(67,794.7)	(67,623.2)	(61,644.9)	(66,982.1)	(72,700.9)	(76,488.7)	(69,300.8)
a) Direct	(67,748.1)	(67,794.7)	(67,623.2)	(61,644.9)	(66,982.1)	(72,700.9)	(76,488.7)	(69,300.8)
Personnel expenses	(35,748.2)	(37,552.0)	(38,594.5)	(29,216.9)	(37,289.3)	(38,319.2)	(41,344.2)	(36,339.5)
General expenses	(31,999.8)	(30,242.7)	(29,028.7)	(32,428.0)	(29,692.8)	(34,381.8)	(35,144.5)	(32,961.2)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(8,991.7)	(8,953.7)	(9,778.9)	(9,122.3)	(8,127.4)	(8,986.8)	(8,502.1)	(8,219.4)
Other operating costs	(92.6)	873.0	(2,282.8)	(2,235.3)	(1,204.4)	(760.8)	(1,182.6)	(468.4)

Net operating income	82,657.6	98,850.9	79,615.9	78,954.7	78,083.6	92,568.9	98,465.1	96,545.3

Income from equity-accounted holdings	1,398.0	1,528.1	1,441.6	2,430.9	2,151.6	2,635.4	3,406.0	2,149.3
Net provisions for loan-losses	(41,212.4)	(18,520.0)	(9,875.9)	(7,108.7)	(12,633.5)	(13,463.1)	(10,676.1)	(8,691.8)
Other income	(8,004.3)	(7,732.4)	(1,479.1)	454.9	(3,433.9)	(8,803.0)	(9,366.9)	(24,992.6)

Income before taxes	34,838.9	74,126.6	69,702.6	74,731.8	64,167.8	72,938.2	81,828.1	65,010.2

Net consolidated income	31,464.6	60,271.2	60,438.8	65,029.9	53,104.8	67,005.8	66,117.5	54,992.7

Net attributable income	28,910.6	50,809.3	51,701.2	58,177.6	45,811.4	59,157.7	57,023.4	43,071.1

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Asset Management and Private Banking
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	22.5	20.2	22.3	28.6	20.8	50.5	22.9	28.9

Net fees and commissions	165.3	158.8	177.8	175.1	177.1	182.3	185.2	181.3

Basic revenue	187.8	179.1	200.1	203.7	198.0	232.7	208.1	210.1

Trading gains	1.8	8.8	9.4	8.1	6.6	3.2	6.3	6.0

Net operating revenue	189.6	187.8	209.5	211.8	204.6	235.9	214.4	216.1

Personnel and general expenses	(79.2)	(86.2)	(89.0)	(97.0)	(88.1)	(91.3)	(91.7)	(97.5)
a) Direct	(74.9)	(81.7)	(84.7)	(92.5)	(83.4)	(86.6)	(87.3)	(92.1)
Personnel expenses	(46.6)	(51.2)	(53.3)	(60.5)	(52.9)	(55.7)	(55.7)	(58.0)
General expenses	(28.3)	(30.5)	(31.3)	(31.9)	(30.5)	(30.9)	(31.6)	(34.0)
b) Indirect	(4.3)	(4.5)	(4.3)	(4.5)	(4.7)	(4.7)	(4.5)	(5.5)
Depreciation	(6.9)	(6.4)	(6.7)	(9.5)	(5.5)	(6.1)	(5.8)	(5.9)
Other operating costs	(0.1)	(0.1)	(0.3)	(0.7)	0.6	(0.8)	(0.0)	0.3

Net operating income	103.4	95.1	113.4	104.7	111.5	137.8	116.8	112.9

Income from equity - accounted holdings	9.6	19.8	19.7	20.4	17.6	0.1	23.7	14.5
Net provisions for loan - losses	(0.8)	0.8	(1.5)	(2.6)	(1.5)	(4.0)	(2.6)	(1.1)
Other income	(4.1)	(0.9)	(5.6)	4.3	(1.6)	(2.7)	(3.8)	(1.0)

Income before taxes	108.1	114.7	126.0	126.8	126.0	131.3	134.1	125.3

Net consolidated income	76.6	83.2	86.2	90.9	90.2	90.9	94.8	86.2

Net attributable income	74.3	78.2	81.3	85.8	86.6	87.5	91.3	85.7

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Global Wholesale Banking
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue	98.5	92.1	99.9	88.5	98.5	120.4	95.3	87.3

Net fees and commissions	83.1	92.1	77.9	77.6	89.1	88.7	77.1	80.9

Basic revenue	181.7	184.2	177.8	166.1	187.6	209.0	172.4	168.2

Trading gains	12.5	21.6	24.6	17.7	24.4	26.4	7.9	22.5

Net operating revenue	194.2	205.8	202.3	183.8	212.0	235.4	180.2	190.7

Personnel and general expenses	(92.7)	(95.8)	(88.7)	(96.5)	(90.2)	(92.5)	(91.0)	(102.9)
a) Direct	(73.1)	(75.8)	(69.8)	(76.2)	(70.1)	(72.4)	(71.5)	(78.8)
Personnel expenses	(49.1)	(51.0)	(46.6)	(50.6)	(45.1)	(45.7)	(45.5)	(52.3)
General expenses	(24.1)	(24.8)	(23.2)	(25.6)	(25.0)	(26.7)	(26.1)	(26.5)
b) Indirect	(19.5)	(20.0)	(18.9)	(20.3)	(20.1)	(20.1)	(19.5)	(24.1)
Depreciation	(6.6)	(6.7)	(6.6)	(7.4)	(6.6)	(6.7)	(6.6)	(7.2)
Other operating costs	(0.3)	(0.7)	(0.5)	(0.3)	(0.2)	(0.5)	(0.6)	(0.6)

Net operating income	94.5	102.6	106.6	79.5	115.0	135.7	82.0	80.1

Income from equity-accounted holdings	(0.9)	(0.5)	(2.6)	0.0	0.0	0.0	0.0	0.0
Net provisions for loan-losses	(16.6)	(29.7)	(6.0)	9.1	14.5	13.1	(9.0)	3.0
Other income	0.6	(3.9)	(27.2)	0.2	(2.3)	(1.9)	3.0	4.7

Income before taxes	77.6	68.5	70.8	88.8	127.1	146.9	76.0	87.8

Net consolidated income	55.0	49.7	62.9	61.4	93.1	109.8	58.1	72.5

Net attributable income	53.6	49.2	62.2	60.6	92.3	109.0	57.9	71.9

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Financial Management and Equity Stakes
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest revenue (excluding dividends)	(118.2)	(103.9)	(114.1)	(98.4)	(125.8)	(134.0)	(172.6)	(188.7)
Dividends	25.7	167.9	64.8	63.5	27.9	233.4	68.1	81.1

Net interest revenue	(92.5)	64.0	(49.3)	(34.9)	(98.0)	99.5	(104.4)	(107.6)

Net fees and commissions	1.1	(0.8)	2.4	8.7	1.3	(1.8)	(19.0)	18.9

Basic revenue	(91.4)	63.2	(46.9)	(26.2)	(96.6)	97.7	(123.5)	(88.6)

Trading gains	91.7	156.3	(24.1)	(6.4)	48.9	66.4	125.3	127.6

Net operating revenue	0.3	219.5	(70.9)	(32.6)	(47.7)	164.1	1.8	39.0

Personnel and general expenses	(21.3)	(45.0)	(35.4)	(12.9)	(34.1)	(45.9)	(41.9)	(12.2)
a) Direct	(19.8)	(43.5)	(33.9)	(11.8)	(32.7)	(44.2)	(40.4)	(10.7)
Personnel expenses	(3.5)	(7.7)	(3.0)	(2.7)	(1.9)	(9.4)	(14.1)	(5.1)
General expenses	(16.3)	(35.8)	(30.9)	(9.1)	(30.9)	(34.8)	(26.3)	(5.6)
b) Indirect	(1.5)	(1.5)	(1.5)	(1.1)	(1.4)	(1.7)	(1.6)	(1.5)
Depreciation	(20.3)	(14.6)	(12.1)	(12.4)	(9.4)	(7.9)	(10.9)	(7.7)
Other operating costs	0.1	1.3	(6.5)	0.6	8.3	(7.2)	(0.4)	5.7

Net operating income	(41.2)	161.2	(124.9)	(57.4)	(83.0)	103.1	(51.4)	24.7

Income from equity-accounted holdings	97.1	(59.0)	117.9	102.7	174.8	(23.2)	160.8	55.2
Net provisions for loan-losses	(93.4)	(152.3)	19.9	13.0	(54.0)	(104.3)	(155.7)	(19.2)
Other income	682.1	108.1	12.2	813.4	(138.5)	(91.8)	(10.4)	(22.8)
Accelerated goodwill amortization	(681.1)	(10.1)	(7.9)	(1,020.1)	(2.4)	0.0	0.0	(151.3)

Ordinary income before taxes (cash-basis*)	(36.4)	47.9	17.2	(148.3)	(103.1)	(116.3)	(56.7)	(113.5)

Net ordinary consolidated income (cash-basis*)	3.9	98.0	19.4	7.2	(29.0)	(33.8)	3.8	71.2

Net ordinary attributable income (cash-basis*)	(94.6)	5.8	(75.2)	(73.9)	(100.6)	(95.3)	(50.9)	6.3

(*).- Before ordinary goodwill amortization.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: March 1, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President